Form 20-F
period 2001-12-31
NETCO ENERGY INC
filed 2002-06-28
CIK 1115672

FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-30766

NETCO ENERGY INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

1320 - 925 West Georgia Street
Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
Title of Class

None
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 6,461,829 common shares, without par value, issued and outstanding as of May 31, 2002.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ ] NO [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 [ ] ITEM 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES [ ] NO [ ]

TABLE OF CONTENTS

Item / Page Number

PART 1

Item 1 Identity of Directors, Senior Management and Advisers / page 1

Item 2 Offer Statistics and Expected Timetable / page 1

Item 3 Key Information / page 1

Item 4 Information on Netco Energy Inc. / page 9

Item 5 Operating and Financial Review and Prospects / page 17

Item 6 Directors, Senior Management and Employees / page 20

Item 7 Major Shareholders and Related Party Transactions / page 24

Item 8 Financial Information / page 25

Item 9 The Offer and Listing / page 28

Item 10 Additional Information / page 29

Item 11 Quantitative and Qualitative Disclosures About Market Risk / page 45

Item 12 Description of Securities Other than Equity Securities / page 45

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies / not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds / not applicable

Item 15 (Reserved) (Reserved)

Item 16 (Reserved) (Reserved)

PART III

Item 17 Financial Statements / page 45

Item 18 Financial Statements / page 45

Item 19 Exhibits / page 46

SIGNATURES / page 48

ABBREVIATIONS

bbls - barrels
mbbls - thousand barrels
mmbbls - millions barrels
bopd - barrels per day
boe - barrels of oil equivalent
boepd - barrels of oil equivalent per day
mcf - thousand cubic feet
mmcf - million cubic feet
bcf - billion cubic feet
mmcf/d - million cubic feet per day
mmbtu - million British Thermal Units
ngls - natural gas liquids

CONVERSION TABLE
To Convert From	To	Multiply By
Mcf Cubic metres Feet Metres Miles Kilometres Acres	Cubic metres ("m3") Cubic feet Metres Feet Kilometres Miles Hectares	28.174 35.494 0.305 3.281 1.609 0.621 0.405

PART I

FORWARD-LOOKING STATEMENTS

This Form 20-F Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms "we", "us", "our", and "Netco" mean Netco Energy Inc. and Netco's subsidiary, unless otherwise indicated.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended December 31, 2001 is derived from our consolidated financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2001	2000	1999	1998	1997
Net Sales or Operating Revenue	604,160	592,072	302,478	293,881	3,591
Direct Costs		137,198	74,407	100,861	-
Administrative Expenses	266,808	250,267	196,667	262,932	156,330
Amortization and Asset Write-down	37,181	150,419	24,352	9,041,763	1,445
Income (Loss) From Operations	192,826	81,047	1,203,227	(9,099,800)	(142,028)
Net Income (Loss) from Continuing Operations	192,826	81,047	1,203,227	(9,099,800)	(142,028)
Net Income (Loss) for the year	192,826	81,047	1,203,227	(9,099,800)	(142,028)
Net Income (Loss) from Operations per Common Share	0.06	0.03	0.55	(4.52)	(0.17)
Income (Loss) from Continuing Operations per Common Share	0.06	0.03	0.55	(4.52)	(0.17)
Total Assets	1,737,938	1,009,379	914,082	851,220	8,714,071
Net Assets	1,489,176	984,350	899,693	(493,534)	8,645,069
Capital Stock	9,249,234	8,937,234	8,743,984	8,743,984	4,682,040
Number of Common Shares (adjusted to reflect changes in capital)	4,749,329	3,199,329	2,186,826	2,186,826	1,486,829
Diluted Net Income per Common Share	0.05	0.02	0.29	anti- dilutive	anti- dilutive
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

UNITED STATES GAAP	2001	2000	1999	1998	1997
Net Sales or Operating Revenue	604,160	592,072	302,478	293,881	3,591
Direct Costs		137,198	74,407	100,861	-
Administrative Expenses	266,808	250,667	196,667	262,932	156,330
Amortization and Asset Write-down	37,181	150,419	24,352	1,101,152	1,445
Income (Loss) From Operations	192,826	81,047	1,200,647	(7,685,401)	(142,028)
Net Income (Loss) from Continuing Operations	192,826	81,047	1,200,647	(7,685,401)	(142,028)
Net Income (Loss) for the year	192,826	81,047	1,200,647	(7,685,401)	(142,028)
Net Income (Loss) from Operations per Common Share	0.06	0.03	0.55	(3.82)	(0.17)
Income (Loss) from Continuing Operations per Common Share	0.06	0.03	0.55	(3.82)	(0.17)
Total Assets	1,873,472	1,144,913	1,049,616	2,245,619	8,714,071
Net Assets	1,624,710	1,119,884	1,035,227	920,865	8,645,069
Capital Stock	9,249,234	8,937,234	8,743,384	8,734,984	4,682,040
Number of Common Shares (adjusted to reflect changes in capital)	4,749,329	3,199,329	2,186,826	2,186,826	1,486,829
Diluted Net Income per Common Share	0.05	0.02	0.28	anti- dilutive	anti- dilutive
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The following summarizes the significant adjustments or disclosures which would be required to present these consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Earnings (Loss) Per Share

Canadian generally accepted accounting principles require that basic earnings per share (EPS) be based solely on the common shares actually issued and outstanding, whereas U.S. generally accepted accounting principles require the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options and share purchase warrants. In the current periods, inclusion of such common stock equivalents would have an anti-dilutive effect on primary EPS and have not, therefore, been included. Accordingly, there is no difference in the calculations of income and loss per share presented in the periods covered by these consolidated financial statements.

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 14 to the Audited Financial Statements.

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 31, 2002, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5275. For the past five fiscal years ended December 31 and for the period between December 31, 2001 and May 31, 2002, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 1997	$1.385
December 31, 1998	$1.484
December 31, 1999	$1.486
December 31, 2000	$1.4855
December 31, 2001	$1.5519

Month ended	Low / High
December 31, 2001	$1.5635 / $1.5990
January 31, 2002	$1.5988 / $1.6128
February 28, 2002	$1.5885 / 1.6112
March 31, 2002	$1.5767 / $1.5958
April 30, 2002	$1.5632 / $1.5995
May 31, 2002	$1.5275 / $1.5708

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outline below. We caution the reader that important factors in some cases have affected and could materially affect actual results in the future, and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements". Prospective investors should consider carefully the risk factors set out below.

Limited Operating History and History of Losses

We have a limited oil and gas operating history and therefore have a limited history of earnings. We started our oil and gas operations in August, 1997. In the past, we have incurred substantial net losses. For the year ended December 31, 2001, we had a cumulative deficit of $7,760,176. Our ability to generate significant revenues is uncertain. In order for us to make a profit, our revenues will need to increase significantly.

Fluctuating World Prices

The market prices of oil and natural gas have historically fluctuated widely and are effected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of oil and gas. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Uncertainty of Estimates of Reserves

Under applicable regulatory requirements, we are required to identify and disclose proved oil and gas reserves, estimated quantities of crude oil, natural gas and natural gas liquids. This geological and engineering data demonstrates with reasonable certainty the estimated quantities of crude oil, natural gas and natural gas liquids which will be recoverable in future years from known reservoirs under existing economic and operating conditions. However, the process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from our estimations from year to year. Any significant variance in the assumptions could materially affect the estimated quantities and present values of reserves. For example, a material drop in oil and gas prices, or a material increase in applicable taxes, will require management to reassess whether known reservoirs can continue to be reasonably judged as economically productive from one year to the next. In addition, our reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from our estimates, and such variances may be material.

Declining Reserves

In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields in other regions. Because we do not intend to acquire further oil and gas properties, our reserves will decline as reserves are produced.

Environmental Risks

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our company liable for environmental damage without regard to actual negligence or fault. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts of our company. We believe that we have complied in all material respects with applicable environmental laws and regulations.

Possible Defects to Title of Our Properties

We have not obtained any recent legal opinion as to title of our assets. As a result, no assurances can be given that title defects do not exist. If title defects do exist, it is possible that we may lose all or a portion of our right, title, estate and interest in and to our assets.

Operating Hazards and Drilling Risks

Oil and natural gas exploration operations are subject to all of the risks and hazards typically associated with such operations, including fire, explosions, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or personal injury. The nature of these risks is such that liabilities could exceed insurance policy limits, in which event, our company could incur significant costs that could have a materially adverse effect upon our financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling and completing wells is often unpredictable, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in delivery of equipment.

Intense Competition in the Oil and Gas Industry

The oil and gas industry is highly competitive and we must compete with many companies who have greater financial strength and technical resources than we do.

Governmental Regulation

Our oil and gas operations are subject to various Canadian federal and provincial, and United States federal, state and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

The Loss of Key Personnel Could Impair Operations

We consider our President and CEO, Donald Sharpe, vital to our continued operations. The loss of the services of Mr. Sharpe, for any reason, may have a materially adverse effect on our prospects. Furthermore, we do not maintain "key man" life insurance on the life of Mr. Sharpe. To the extent that the services of Mr. Sharpe become unavailable, we will be required to retain other qualified persons; however, there can be no assurance that we will be able to employ qualified persons upon acceptable terms.

Trading of Our Shares May be Restricted by the SEC's Penny Stock Regulations Which May Limit a Shareholder's Ability to Buy and Sell Our Shares

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Insider Control of Common Stock Could Delay Change in Control

As of May 31, 2002, directors and executive officers beneficially owned approximately 17% of our outstanding common shares. As a group, the directors and officers also have options and/or warrants to purchase 1,131,000 additional shares which if exercised would represent approximately 15% of our outstanding common shares. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

Market for Our Securities and Possible Volatility of Share Prices

The trading price of our shares has been and may continue to be subject to wide fluctuations. Trading prices of the our shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for gas and oil exploration companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Limited Liability of Directors, Officers and Others Deters Shareholder Litigation

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter the our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Future Dilution

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding common share purchase warrants exercisable into 2,500,000 common shares which, if exercised, would represent approximately 28% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the our shares.

U.S. Investors Could Suffer Adverse Tax Consequences if We are Characterized as a Passive Foreign Investment Company

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2001 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the U.S. shareholders will be subject to the following adverse tax consequences:

- they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

- they will be required to pay interest on taxes allocable to prior periods; and

- the tax basis of our capital shares will not be increased to fair market value at the date of their date.

We Do Not Expect to Declare or Pay Any Dividends

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

ITEM 4 Information on Netco Energy Inc.

A. History and Development of Netco Energy Inc.

Netco Energy Inc. was incorporated on May 21, 1993 as "567905 Alberta Ltd." pursuant to the Business Corporations Act (Alberta) (the "ABCA"). We changed our name to "Hilstar Capital Corporation" on September 8, 1993. Pursuant to Articles of Amendment filed on October 5, 1995, we changed our name to "KINeSYS Pharmaceutical Inc.", and our then issued and outstanding common shares were consolidated on a three-for-one basis (one new common share for every three common shares then outstanding). On August 20, 1997, we changed our name to "Green River Petroleum Inc.", and on July 6, 1999, to "Green River Holdings Inc.". Also on July 6, 1999, our then issued and outstanding common shares were consolidated on a one-for-five basis (one new common share for every five common shares then outstanding). On July 28, 2000, we changed our name to "Netco Energy Inc.", and our then issued and outstanding common shares were consolidated on a one-for-two basis (one new common share for every two common shares then outstanding).

We have one wholly-owned subsidiary, Green River Petroleum (USA) Inc., which was incorporated on October 13, 1997, under the laws of the State of Wyoming.

Development of Our Company

Our common shares were listed and posted on the Alberta Stock Exchange on January 4, 1994 as a junior capital pool corporation under the name "Hilstar Capital Corporation". As a junior capital pool corporation, our principal business was to identify and evaluate properties or businesses with a view to acquisition or participation. The Alberta Stock Exchange was a predecessor exchange of the Canadian Venture Exchange, which was formed by the merger of the Alberta and Vancouver Stock Exchanges effective November 26, 1999. The Canadian Venture Exchange is now the TSX Venture Exchange.

Pursuant to several share purchase agreements between our company and each of the then shareholders of a private company, KINeSYS Pharmaceutical Inc. ("KINeSYS"), we agreed to acquire all of the issued and outstanding securities of KINeSYS for a total purchase price of $2,970,000. The purchase price was paid by the issuance of 4,500,000 common shares in our capital, 3,825,000 of which were placed in escrow pursuant to a performance escrow agreement. Our acquisition of KINeSYS closed on October 11, 1995.

Pursuant to a purchase and sale agreement between our company and Jeffrey and Jocelyn Kletter, we agreed to sell to Mr. and Mrs. Kletter, or their nominees, all of the shares of KINeSYS effective September 30, 1996, in exchange for their surrendering or causing to be surrendered for cancellation all of the 3,825,000 common shares in our capital held in escrow on behalf of Mr. and Mrs. Kletter and others pursuant to the performance escrow agreement. We received the consent of the Alberta Stock Exchange to cancel all of the 3,825,000 escrowed common shares, and the transaction was completed on December 17, 1996, with an effective date of September 30, 1996.

From December 17, 1996 to August, 1997, we conducted no operations other than to pay accounts payable, review potential acquisitions and investments, and settle outstanding matters with KINeSYS.

Trading of our common shares was halted by the Alberta Stock Exchange on September 10, 1996. Our common shares were suspended from trading on April 7, 1997 for failure to complete an acquisition of a business or assets sufficient to meet the minimum listing requirements of the Alberta Stock Exchange. At that time, the minimum listing requirements of the Alberta Stock Exchange required an oil and gas exploration issuer to have a definitive drilling program consisting of at least four wells or evidence of sufficient level of risk diversification, to submit an engineer report recommending the property for exploration or development, funds sufficient to carry out an identified drilling program or existing commitments pursuant to a joint venture agreement of at least $1,000,000 and funds necessary to satisfy general and administrative expenses for a minimum of 12 months, and at least $120,000 in unallocated funds.

On August 19, 1997, acting through our subsidiary, Green River Petroleum (USA) Inc., we entered into a Farm-In Agreement with Ultra Resources, Inc. and Ultra Petroleum (USA) Inc. (together, "Ultra"), both wholly-owned subsidiaries of Ultra Petroleum Corp., pursuant to which our subsidiary agreed to pay prospect fees and drill three wells in order to earn a portion of Ultra's interest in certain petroleum and natural gas assets located in Sublette County, Wyoming. The Farm-In Agreement was formalized by way of an Exploration Development Agreement among our subsidiary and Ultra. Pursuant to the Farm-In Agreement, we agreed to drill three (3) wells and pay various costs and expenses with respect to certain of Ultra's land holdings in Sublette County, Wyoming to earn an interest in such leasehold. The Farm-In Agreement covered prospects in four areas: Warbonnet (406.40 net acres), Lovatt Draw (4,847.9 net acres), Fort Bonneville (7,239.3 net acres) and Merna (9,920 net acres). Ultra was to be the initial operator in all four areas. The terms of the farm-in for each area are as follows:

Warbonnet

We paid $960,500 (US$680,000) to drill and case a test well on a turnkey basis to a depth of 12,500 feet. If the parties elected to complete the test well, we were required to pay 100% of Ultra's proportionate share of the completion costs, and upon the establishment of a well capable of producing oil or gas in paying quantities, Ultra would assign 100% of its proportionate "working interest" (its share of gross production, revenues, burdens, field operating costs and gathering and plant and processing fees before deduction of royalty interests owned by others) in the 133 acre drillsite unit encompassing the well. Ultra was required to deliver to us an 80% net revenue interest (the "working interest", less a "royalty interest") in the drillsite acreage. Ultra was also required to assign 50% of its proportionate working interest in five offsetting 160 acre units.

Lovatt Draw

We paid $348,094 (US$250,000) for the acquisition of certain portions of nine sections of the Lovatt Draw. We subsequently paid $500,000 (US$354,000) to purchase a 50% working interest in federal leasehold totalling approximately 2,154 acres. We had an option to pay to Ultra a prospect fee of $706,250 (US$500,000) for the Lovatt Draw prospect by October 15, 1997. We secured an extension to the payment, which was subsequently paid. We were also required to pay $1,059,375 (US$750,000) to drill and case on a turnkey basis a test well to a depth of 13,500 feet, which was subsequently paid. If the parties elected to complete this test well, both our company and Ultra, on a 50 - 50 basis, were required to pay for costs to complete the well. Upon establishment of a well capable of paying quantities, Ultra would assign an undivided 50% of its proportionate working interest in the Lovatt Draw acreage plus an undivided 50% of the above mentioned portions of nine sections.

Fort Bonneville

We paid $223,102 (US$160,000) to cover the costs of acquisition of certain leases in the Fort Bonneville area and $192,148 (US$138,000) for delay drilling costs. We had an option to pay Ultra a prospect fee of $706,250 (US$500,000) by October 15, 1997, and secured an extension to the payment, which was subsequently paid. We were required to pay $1,059,375 (US$750,000) to drill and case on a turnkey basis a test well to a depth of 13,500 feet, which was subsequently paid. If the parties elected to complete this test well, both our company and Ultra, on a 50 - 50 basis, would pay for costs to complete the well. Upon establishment of a well capable of paying quantities, Ultra would assign 50% of its proportionate working interest in the drillsite quarter section and in the remainder of Ultra's existing acreage as of the date of the agreement within the Fort Bonneville unit. Ultra would also deliver to us an 80% net revenue interest in the earned acreage.

Merna

We paid $693,880 (US$500,000) as a prospect fee for the Merna acreage. We had an option to pay 100% of Ultra's proportionate share of the cost to drill and case on a turnkey basis, estimated to cost US$850,000, a test well to a depth of 13,500 feet. If the parties elected to complete this test well, both our company and Ultra, on a 50 - 50 basis, would pay for costs to complete the well. Upon establishment of a well capable of producing in paying quantities, Ultra would assign 50% of its proportionate working interest in the drillsite quarter section and in the remainder of Ultra's existing acreage within the Merna unit. Ultra would deliver to us an 80% net revenue interest in the earned acreage. We also had the option to purchase acreage from Ultra comprising a total of approximately 11,000 gross acres, pursuant to which Ultra would assign to us 50% of its proportionate working interest in this acreage when we had drilled and cased the Merna well.

Commercial production was not obtained in any of the wells. As a result of the drilling and completion operations of these three wells, we had outstanding debt owing to Ultra, as of April 30, 1999, of US$830,942. The parties entered into an agreement dated August 5, 1999 pursuant to which the debt owing to Ultra was settled by payment to Ultra of US$35,000 and our relinquishment of all of the interests that we had earned under the Farm-In Agreement, except for an interest equal to 20% of Ultra's interest in 10,427 acres in the Lovatt Draw area. The debt owed to Ultra was fully satisfied. We subsequently sold all of our remaining interest in the Lovatt Draw to an arm's length purchaser for US$55,000.

Pursuant to a letter agreement dated October 31, 1997 with Ultra Petroleum (USA) Inc., William Charles Helton, Barbara Mary Helton and Enterprise Exploration and Production Co., Inc., our company, acting through our subsidiary, acquired a 17.75% working interest and a 13.274211% net revenue interest in certain petroleum and natural gas assets covering 430.808 gross acres in the Bon Air Field, Jefferson Davis Parish, Louisiana, USA. The transaction closed on January 16, 1998, with an effective date of July 1, 1997. The assets on the Louisiana property include one producing gas well, the Mildred Landry MT#1 well. See Item 4D - "Property, Plants and Equipment" for a detailed discussion of our assets located in Louisiana.

Pursuant to a letter agreement dated April 27, 1998, acting through our subsidiary, we acquired a non-convertible 0.5% gross overriding royalty interest in certain petroleum and natural gas leases known as the Corona Property, located in Sublette County, Wyoming. Our subsidiary received 0.5% of the gross revenues from any production on the leases and is only responsible for its 0.5% share of the costs incurred after the production reaches the sales point. See Item 4D - "Property, Plants and Equipment" for a detailed discussion of our assets located in Wyoming.

None of the wells drilled in Wyoming pursuant to our agreements with Ultra achieved commercial production. As a result of the drilling and completion of operations of the three wells, we were indebted to Ultra Resources, Inc. in the amount of US$830,942 as of April 30, 1999. As a result of negotiations between Ultra and our company, the parties entered into an agreement dated August 5, 1999, pursuant to which the debt owing to Ultra was settled by payment to Ultra of US$35,000, and our relinquishment of all of the interests that we had earned under the Farm-In Agreement, except for an interest equal to 20% of Ultra's interest in approximately 10,000 acres in one area called the Lovatt Draw. The interest retained by our company amounted to a 17% working interest in certain leases in the Lovatt Draw, excluding the 40-acre spacing unit where Ultra's Lovatt Draw well is located. As a working interest owner in the Lovatt Draw leases, we had the right, but not the obligation, to participate in any further exploration programs that might be proposed, as well as the obligation to pay our proportionate share of the annual rentals of between US$1.00 and US$2.00 per acre.

No reserves were assigned to our undeveloped lands in the Lovatt Draw, and we are not aware of any exploration programs in that area. We have monitored the exploration results by other operators in the Green River Basin during the past year in order to determine a course of action with respect to our interests in the Lovatt Draw.

Our subsidiary entered into a letter of intent with Williams Production Company, dated July 21, 2000, which contemplated the sale by our subsidiary to Williams Production Company of all of our interest in our Louisiana assets, our Wyoming assets and the Lovatt Draw, for the purchase price of US$600,000 payable in cash. The Letter of Intent was subject to a due diligence review by Williams Production Company before September 7, 2000, execution of a mutually acceptable definitive agreement, and applicable shareholder and securities regulatory approvals. Williams Production Company is at arm's length to our company.

Pursuant to a letter agreement dated September 8, 2000, which modified the terms of the Letter of Intent, our subsidiary subsequently sold all of our leasehold interests in the Lovatt Draw, together with all related seismic or other technical data and contracts, to Williams Production Company for the purchase price of US$55,000. This transaction closed on October 5, 2000.

Our Business

Our principal business has been the exploration, development and production of oil and natural gas reserves. Our main focus had been on our assets located in the Bon Air Field, Jefferson Davis Parish, Louisiana, although we had begun to receive some revenues from our gross overriding royalty interest in our assets in Sublette County, Wyoming.

As noted herein, we have recently acquired interests in oil and gas properties located in Alberta, Canada. To date we have received modest revenues from such interests. However, there are no assurances that any revenue stream derived from such interests will be consistent in the future. To the extent that we receive an uncertain cash flow from our oil and gas revenues and that these amounts are not significant, we are highly dependent on external sources of financing to maintain a positive cash flow.

We did not proceed with the acquisition of Chalk.com Network (Holding) Corporation

On February 12, 2001, we entered into a letter of intent (the "Chalk Agreement") with Chalk.com Network (Holding) Corporation ("Chalk"), a private company incorporated under the laws of the State of Delaware, to acquire 100% of the issued and outstanding capital of Chalk and its subsidiaries by way of reverse take-over. Under the terms of the Chalk Agreement, we were to issue 10,413,209 common shares to the shareholders of Chalk and the shareholders of Chalk's subsidiary, Chalk Productions Incorporated, and 2,503,142 special shares to the holders of Chalk special warrants following a consolidation of our common shares on a 4 old for 1 new basis. In addition, we were to exchange all of the outstanding Chalk share purchase warrants and Chalk stock options for our warrants and stock options, and each warrant or stock option shall entitle the holders thereof to acquire one post consolidation common share on terms identical to the terms of the Chalk share purchase warrants and Chalk stock options. Based upon the results of our due diligence, we elected not to proceed with the Chalk Agreement.

Sale of the Our Assets to Patriot Petroleum Corp. (formerly: Patriot Capital Corp.)

Pursuant to a letter of intent dated May 25, 2001 from Patriot Capital Corp. ("Patriot"), we received an offer to purchase our subsidiary's interest in our assets located in Louisiana and Wyoming. Pursuant to the terms of the letter of intent, and a definitive agreement dated August 7, 2001 (the "Patriot Agreement") the consideration to be paid by Patriot for the acquisition of our subsidiary's interest in the Louisiana and Wyoming assets was US$644,419, payable as to US$521,419 for the assets located in Wyoming and US$123,000 for the assets located in Louisiana.

Pursuant to the Patriot Agreement, we sold all of our interests in oil and gas assets located in the States of Louisiana and Wyoming to Patriot, based upon their value as at May 1, 2001, in consideration for the total purchase price of US$644,419. The sale closed on March 1, 2002. Pursuant to the terms of the Patriot Agreement, all income collected or accrued on the oil and gas assets from May 1, 2001 to March 1, 2002 was credited to Patriot. As a result of the income that accrued to Patriot, we entered into an amendment to the Patriot Agreement such that the total purchase price payable was reduced to US$494,734.04 to account for the accrued income.

Two of the directors of Patriot, Donald Sharpe and John Hislop, are also members of our board of directors. As a result, both Mr. Sharpe and Mr. Hislop abstained from voting on the resolution approving the sale of the Louisiana and Wyoming assets to Patriot.

Our board of directors carefully analyzed the performance of our assets located in Louisiana and Wyoming in assessing the merits of the sale of those assets. Our board of directors was of the view that, in light of the new business focus by virtue of the reverse take-over with Chalk discussed earlier in this section, the sale of our Louisiana and Wyoming assets was in our best interests.

The sale of our assets provided our shareholders with the right to dissent from the special resolution regarding the sale of the assets pursuant to Section 184 of the Alberta Business Corporation Act (the "ABCA"). With respect to the special resolution, any shareholder who dissents in compliance with Section 184 of the ABCA would be entitled, in the event that the sale of the our assets became effective, to be paid the fair market value of the common shares held by the dissenting shareholder determined as of the close of business on the last business day before the special resolution is adopted. A shareholder is not entitled to dissent with respect to the sale of our assets if such holder votes any of the common shares beneficially held by it in favour of the special resolution. The execution or exercise of a proxy does not constitute a written objection for purposes of the rights to dissent under the ABCA. The ABCA requires adherence to the procedures established therein and accordingly, each of our shareholders who might desire to exercise rights of dissent should carefully consider and comply with the provisions of Section 184 of the ABCA and consult its legal advisors. We did not receive any notices of dissent from our shareholders in regards to the sale of our Louisiana and Wyoming assets to Patriot.

B. Business Overview

Present Operations of Our Company

On August 2, 2001 we entered into a farm-out agreement with Moxie Exploration Ltd. ("Moxie") pursuant to which we drilled a well in the Jumpbush area of Alberta. We paid $376,418, or 75% of the drilling costs of the well and earned a 37.5% interest in the well and the farm-out lands. The well was put into production in February, 2002. The farm-out lands that are encompassed by our agreement with Moxie are more particularly described as Twp. 20 Rge. 19 W4M: Sections 3 and 22.

Further to our initial agreement with Moxie, on September 21, 2001 we entered into a second farm-out agreement with Moxie. Under this farm-out, we again paid for 75% of the cost to drill and complete a further well in the Jumpbush area of Alberta to thereby earn out 37.5% interest. This well has been drilled and cased to a depth of 757 meters and is waiting on a tie-in to production. Our total cost was $117,371.

We subsequently entered into a further farm-out agreement with Moxie Exploration Ltd. dated October 10, 2001. Pursuant to the terms of the farm-in, we participated for 50% in the drilling of a well in the Eyremore area of Alberta. The cost to us was $177,550 and we acquired a 50% interest in the well. The well commenced production in February, 2002.

We have also entered into a farm-out arrangement with Daybreak Energy Inc. ("Daybreak") in the Wainwright area of Alberta pursuant to an agreement dated September 14, 2001, as amended by an agreement dated October 18, 2001. Under the terms of the farm-in, we paid $79,131 for a 50% interest in the land and paid 100% of the cost to re-enter, drill and complete a well in order to earn a 68.75% interest, after payout, in the prospect. Our cost to drill and complete the well was $146,867. Donald A Sharpe, our president, is a director of Daybreak Energy Inc.

The lands that are encompassed by our farm-out agreement with Daybreak are more particularly described as:

Twp. 43 Rge. 5W4M: Sections 35, 35, and 16; and

Twp. 43 Rge. 5W4M: Sections 1, 2, 3, 10, 11 and 12

On November 22, 2001, Daybreak re-entered the well bore in the Wainwright area at 6-2-44-5W4 targeting the Colony formation. The well was completed and put on production in April, 2002.

Revenues

To date our only material revenues had been generated by our assets located in Louisiana and Wyoming. Please refer to Item 4.D for a detailed discussion of those assets and the revenues generated by them since their acquisition.

Market Prices of Oil and Natural Gas

The market prices of oil and natural gas have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of oil and gas. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Governmental Regulation/Environmental Issues

Our oil and gas operations are subject to various United States federal, state and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

C. Organizational Structure

As of the date of this annual report, we have one wholly-owned subsidiary, Green River Petroleum (USA) Inc., which was incorporated in the state of Wyoming on October 13, 1997.

D. Property, Plants and Equipment

Our executive office is located at Suite 1320 - 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 1G8. We entered into a lease agreement with First Merit Group Ltd. to lease our office space, which is approximately 1500 square feet in size, at a base rent of $31,200 per year. Commencing April, 2001, our base rent increased to $38,400 per year. This space accommodates all of our executive and administrative offices.

Our Louisiana Assets

The legal description of the lands comprising the Louisiana Assets is as follows:

Portions of Sections 23 and 24, TWP, 10 South
Range 6 West, Jefferson Davis Parish Louisiana

The Louisiana Assets cover 430.808 gross acres and comprise 76.47 net acres (as determined by multiplying the gross acreage by our percentage Working Interest). We held a 17.75% Working Interest, and had a Net Revenue Interest of 13.274211%. The difference between our Working Interest of 17.75% and our Net Revenue Interest of 13.2742% is due to overriding royalties payable to third parties.

As the Working Interest owner in the Louisiana Assets, we had been responsible for our proportionate share of the lease costs, including annual rental, operating costs to produce the well and abandonment costs when the well is finished producing. The annual rentals for the Louisiana Assets are approximately US$1.50 per acre or US$2,550 per year. We incurred total production expenses of $15,955, $2,256, $43,456 and $52,028 for the years ended December 31, 1998, 1999, 2000 and 2001 respectively.

Pursuant to the terms of the Agreement with Patriot, of the original US$644,419 purchase price to acquire the Assets, US$123,000 was to be paid for the acquisition of the Louisiana Assets, as it approximated what was anticipated to be the remaining value of the oil and gas expected to be produced from the one well comprising the Louisiana Assets. The amount paid for the Louisiana Assets was determined through valuations prepared by Gilbert Lausten Jung Associates Ltd., as at April 1, 2001 and pursuant to a report prepared by Jerry R. Bergeson, Petroleum Engineer, dated June 21, 2001. In addition, we had received an offer from an arms-length third party to purchase the Louisiana Assets for US$103,200 as at April 1, 2001.

Production History and Drilling Activity

The Louisiana Assets consisted of both oil and gas assets and surface facilities. At the time of the sale of the Louisiana Assets, there was only one producing gas well, the Mildred Landry MT#1 well, which produces from the Margulina Texana sands. For the years ended December 31, 2001, 2000, 1999 and 1998, gross production from the Mildred Landry MT#1 well was as follows:

	2001	2000	1999	1998
Gas (in "thousands of cubic feet")	286,597 mcf	307,198 mcf	365,344 mcf	425,331 mcf
Oil (in "stock tank barrels")	4,145 bbl	5,743 bbl	6,817.55 bbl	8,895.3 bbl

Of the above-noted values, our 17.75% working interest was as follows:

	2001	2000	1999	1998
Gas (in "thousands of cubic feet")	50,871 mcf	54,528 mcf	64,846 mcf	75,496 mcf
Oil (in "stock tank barrels")	736 bbl	1,019.4 bbl	1,210.12 bbl	1,578.9 bbl

The Mildred Landry MT#1 well was operated by Whiting Petroleum Corp. of Denver, Colorado. In December 1999, Kaiser Francis Oil Company of Tulsa, Oklahoma replaced Whiting as the operator. The 2001 gross revenues with respect to the Louisiana Assets, based on our 17.75% working interest, were as follows: (a) Gas US$221,158 (b) Oil US$17,981; (c) Total (Gas + Oil) US$239,139. The 2001 royalties totalled US$60,301 or 25.22% of the Total (Gas + Oil) revenue, which is the difference between the working interest and the net revenue interest.

Geology and Reserve Summaries for the Louisiana Assets

Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent geological and petroleum engineering consultants of Calgary, Alberta, have prepared a report utilizing escalated cost and price assumptions dated December 31, 2001, evaluating as at December 31, 2001 the crude oil and natural gas reserves attributable to the Assets (the "GLJ Report"). The GLJ Report is summarized in the table below.

Summary of Reserves and Values(CDN $) Pricing Effective Date December 31, 2001

	Proved Producing	Proved Plus Probable Producing	Total Proved Plus Risked Probable
MARKETABLE RESERVES
GAS - MMCF
Gross	129.5	286.5	208.0
Company Interest	23.0	50.9	36.9
Net After Royalty	17.2	38.0	27.6
Natural Gas Liquids - MSTB
Gross	1.9	4.3	3.1
Company Interest	0.3	0.8	0.6
Net After Royalty	0.3	0.6	0.4
Oil Equivalent - MBOE
Gross	23.5	52.0	37.8
Company Interest	4.2	9.2	6.7
Net After Royalty	3.1	6.9	5.0
BEFORE TAX PRESENT VALUE - $M
0.0%	80	189	134
10.0%	76	176	126
12.0%	75	174	124
15.0%	74	170	122
18.0%	73	167	120
20.0%	73	165	119
25.0%	71	160	116
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M
2002	80	138	109
2003	0	52	26
2004	0	0	0
2005	0	0	0
2006	0	0	0
2007	0	0	0
Oil Equivalent Factors
Sales Gas 6.0 mcf/boe
Condensate 1.0 bbl/boe

The values may not necessarily be fair market value of the reserves.

The GLJ Report contains an evaluation prior to provision for income taxes, interest, abandonment and site restoration costs and general and administrative costs, after deduction of royalties and estimated future capital. The reserve volumes and present value cash flow of the probable additional reserves have been reduced by 50% in the Proved Plus Risked Probable category to reflect the degree of risk associated with recover of such reserves. It should not be assumed that the discounted net present value estimated by GLJ represents the fair market value of the reserves. Where the present value is based on escalating or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Our Wyoming Assets

The Wyoming Assets are known as the Corona Property, located in Sublette County, Wyoming, and are more particularly described as Township 28 North, Range 109 West, All of Sections 10, 14, 24 and 25, Sublette County, Wyoming (the "Wyoming Assets"). We held a 0.5% overriding royalty which is not convertible into a Working Interest. As a holder of an overriding royalty, we were not responsible for paying for any exploration, production, rental or abandonment costs associated with the leases. We had the right to receive 0.5% of the gross revenues from any production on the leases, and were only responsible for its 0.5% share of the costs incurred after the production reaches the sales point. These costs include the state conservation tax, the state ad valorem tax, the state severance tax and transportation charges.

Pursuant to the terms of the Agreement with Patriot, of the original US$644,419 purchase price for the Assets, US$521,419 was attributed to the purchase of the Wyoming Assets.

Production History and Drilling Activity

The operator of the northeast quarter of Section 14, Amoco Production Corporation ("Amoco"), has drilled four wells in Section 14: the Corona 01-14 well which commenced production in August 1998, the Corona 02-14 and 07-14 wells which commenced production in May 1999 and the Corona 08-14 well, which commenced production in November, 2000. McMurray Oil Company, the operator of the southeast quarter of Section 14, has drilled four wells: the Corona 9-14 well, the Corona 14-14 well, the Corona 15-14 well and the Corona 16-14 well. We received first revenues from the 9-14 well in October, 1999. The 15-14 well commenced production in March 2000, and first revenues from this well were received in the second quarter. The 16-14 well commenced production in August 2000, and first revenues from this well were received in the third quarter.

Production for the Corona wells for the years ended December 31, 2001, 2000, 1999 and 1998 was as follows:

	Corona 01-14 Gas (mcf)(1) Oil (bbl)(2)	Corona 02-14 Gas (mcf) Oil (bbl)	Corona 07-14 Gas (mcf) Oil (bbl)	Corona 08-14 Gas (mcf) Oil (bbl)	Corona 09-14 Gas (mcf) Oil (bbl)	Corona 14-14 Gas (mcf) Oil (bbl)	Corona 15-14 Gas (mcf) Oil (bbl)	Corona 16-14 Gas (mcf) Oil (bbl)
2001	484,330 3,679	587,178 5,461	584,937 8,914.6	1,160,459 16,412.9	1,045,276 5,553	3,122,296 252	1,665,897 8,046	2,240,480 12,150

2000	526,009 3,701.8	1,037,012 11,785.1	653,070 12,907.8	176,024 2,331	1,178,293 11,932	Not applicable	1,496,406 16,212	1,011,248 14,770
1999	1,254,025 9,357.18	832,373 17,074.97	540,518 12,473.76	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
1998 (5 months)	701,971 2,333.7	not applicable	not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

(1) The abbreviation "mcf" refers to thousands of cubic feet.

(2) The abbreviation "bbl" refers to stock tank barrels.

Of the above values, Netco's interest was as follows:

	Corona 01-14 Gas (mcf)(1) Oil (bbl)(2)	Corona 02-14 Gas (mcf) Oil (bbl)	Corona 07-14 Gas (mcf) Oil (bbl)	Corona 08-14 Gas (mcf) Oil (bbl)	Corona 09-14 Gas (mcf) Oil (bbl)	Corona 14-14 Gas (mcf) Oil (bbl)	Corona 15-14 Gas (mcf) Oil (bbl)	Corona 16-14 Gas (mcf) Oil (bbl)
2001	2,483.8 18.39	3,011 27.31	2,999.7 44.57	5,951 82.06	3,415 28	6,558 1.26	4,171 40	3,778 61

2000	2,630 18.51	5,185 58.93	3,265 64.54	880 11.6	5,891 59.7	Not applicable	7,482 81.06	5,056 73.8
1999	6,270 46.79	4,162 85.37	2,703 62.37	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
1998 (5 months)	3,510 11.7	not applicable	not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

During the year ended December 31, 2001, the operators of the Corona wells realized gross revenues from the Wyoming Assets as follows: (a) Gas US$50,548,610; (b) Oil US$1,838,482; (c) Total (Gas + Oil) US$52,387,092. Based on our 0.5% overriding royalty interest, we received royalties on such revenues in the total amount of US$145,893.

Reserves have been assigned by analogy to the wells in section 14 based on a production decline profile similar to adjacent mature producing wells in the Jonah area in Sublette County, Wyoming. The reserves assigned using this production profile are dependent upon the initial completion rate. Production to date from the Corona 01-14 well is similar to those wells in the Jonah area.

	2001	2000	1999	1998
Proved Oil and Gas Reserves(1)	1.6 MSTB (oil) 228 MMCF (gas)	5.9 MSTB (oil) 469 MMCF (gas)	4.9 MSTB (oil) 315 MMCF (gas)	4.0 MSTB (oil) 324 MMCF (gas)
Proved Developed Oil and Gas Reserves(1)	1.8 MSTB (oil) 203 MMCF (gas)	3.2 MSTB (oil) 385 MMCF (gas)	4.5 MSTB (oil) 277 MMCF (gas)	3.8 MSTB (oil) 296 MMCF (gas)
Oil and Gas Applicable to Long-Term Supply Agreements	Nil	Nil	Nil	Nil

(1) The reserves are net reserves after royalty deductions.

Geology and Reserve Summaries for the Wyoming Assets

The GLJ Report in regards to the Wyoming Assets is summarized in the table below:

	Proved Producing	Total Proved	Proved Plus Probable Producing	Total Proved Plus Probable	Total Proved Plus Risked Probable
MARKETABLE RESERVES
GAS - MMCF
Gross	45325	51325	55215	71182	61253
Company Interest	203	228	246	318	273
Net After Royalty	203	228	246	318	273
Natural Gas Liquids - MSTB
Gross	362.6	410.6	441.7	569.5	490.0
Company Interest	1.6	1.8	2.0	2.5	2.2
Net After Royalty	1.6	1.8	2.0	2.5	2.2
Oil Equivalent - MBOE
Gross	7916.7	8964.7	9644.3	12433.2	10698.9
Company Interest	35.4	39.9	43.0	55.5	47.7
Net After Royalty	35.4	39.9	43.0	55.5	47.7
BEFORE TAX PRESENT VALUE - $M
0.0%	1224	1376	1561	2021	1699
10.0%	532	603	584	755	679
12.0%	484	548	527	681	614
15.0%	428	486	463	598	542
18.0%	386	439	415	537	488
20.0%	364	413	390	504	459
25.0%	319	364	341	440	402
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M
2002	118	135	121	140	138
2003	95	109	100	144	126
2004	75	85	81	110	98
2005	62	70	67	89	80
2006	53	60	59	77	68
2007	48	54	53	69	61
Oil Equivalent Factors
Sales Gas 6.0 mcf/boe
Condensate 1.0 bbl/boe

The values may not necessarily be fair market value of the reserves.

The GLJ Report contains an evaluation prior to provision for income taxes, interest, abandonment and site restoration costs and general and administrative costs, after deduction of royalties and estimated future capital. The reserve volumes and present value cash flow of the probable additional reserves have been reduced by 50% in the Proved Plus Risked Probable category to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted net present value estimated by GLJ represents the fair market value of the reserves. Where the present value is based on escalating or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material.

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our company liable for environmental damage without regard to actual negligence or fault. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts of our company. We believe that we have complied in all material respects with applicable environmental laws and regulations.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2001, 2000 and 1999 should be read in conjunction with our consolidated financial statements and related notes included therein included in this annual report in accordance with Item 8 - "Financial Information".

A. Operating Results

Revenues

We received revenues from our working interest in our Louisiana assets and from our non-convertible gross overriding royalty interest in our Wyoming assets. We recognize our revenues by accruing them in the month earned.

For both the assets located in Louisiana and the assets located in Wyoming, we had division orders that instructed the operator of the wells to produce, sell, and issue cheques to us for our portion of the oil and gas production on a monthly basis. Oil and gas sales in 1998 were $293,881 and were primarily from our Louisiana assets. In 1999, oil and gas sales increased to $302,479 and royalties paid dropped from $84,906 in 1998 to $72,142 as a result of the increased number of wells in the Corona Property where we have an overriding royalty interest and therefore does not pay royalties out. Over the year ended December 31, 2000, our oil and gas sales before payment of royalties was $592,072 and royalties paid out were $93,742. The addition of new wells at the Corona Property has more than offset the natural decline in production from the Louisiana well. For the year ended December 31, 2001, our oil and gas sales before payment of royalties increased slightly to $604,160 and royalties paid out were $94,812.

Expenses

We have written off substantially all of our investment in the Green River project. Expenses now consist of administrative and overhead costs associated with our head office. General and administrative expenses in 1997 were $156,330 and increased in 1998 to $262,932 as we geared up for the Green River project. In 1999, the general and administrative expenses were reduced to $196,667 as we reduced staff and closed our Calgary office. During the year ended December 31, 2000, general and administrative expenses were $250,267. This reflects lower office overhead but also an increase in professional fees related to our regulatory filings. For the year ended December 31, 2001, general and administrative expenses increased marginally to $266,808.

Royalties and production expenses have declined due to the relative increase in production from the Corona area where our interest is in the form of a gross overriding royalty. These costs totalled $100,861 in 1998 and declined to $74,407 in 1999. In 2000, we paid $137,198 in royalties and production expenses, reflecting higher prices received during the period and increased production expenses. In 2001, we paid $146,840 in royalties and production expenses, with the increase resulting from an increase in operating expenses.

The holder of a gross overriding royalty does not pay for lease costs such as production expenses or for royalties paid to others. Therefore, since our subsidiary held a gross overriding royalty in the Corona area, and the production from this area had been increasing while the production from the Louisiana area had been decreasing, the amount of royalties paid out as a percentage of our gross oil and gas income had decreased.

Other Income

Interest income decreased to $1,552 in 1999 from $47,122 in 1998 as a result of the use of our funds for capital requirements and payment of expenses. Over the year ended December 31, 2000, we had interest income of $13,996 and a foreign exchange gain of $13,223. For the year ended December 31, 2001 we had interest income of $20,939 and a foreign exchange gain of $18,556.

Pursuant to the Patriot Agreement, we sold all of our interests in oil and gas assets located in the States of Louisiana and Wyoming to Patriot, based upon their value as at May 1, 2001, in consideration for the total purchase price of US$644,419. The sale closed on March 1, 2002. Pursuant to the terms of the Patriot Agreement, all income collected or accrued on the oil and gas assets from May 1, 2001 to March 1, 2002 was credited to Patriot. Given the income that accrued to Patriot, we entered into an amendment to the Patriot Agreement such that the total purchase price payable was reduced to $US494,734.04 to account for the accrued income.

Income Taxes

We have a net capital loss for Canadian tax purposes of $979,000, which is available to carry forward indefinitely to apply against any future taxable capital gains as calculated under the Canadian income tax act. We also have non-capital losses of $865,000 to offset future taxable income as calculated under the Canadian income tax act.

Net Income or Loss

Our net income for the year ended December 31, 2001 was $192,826, or $0.06 per share, compared to the year ended December 31, 2000 when the net income was $81,407 or $0.03 per share, and year ended December 31, 1999 when the net income was $1,203,227 or $0.55 per share, primarily due to the gain of $1,125,069 that we recognized as a result of the settlement of outstanding debt.

We do not believe that inflation will affect our operations at this stage of our development.

B. Liquidity and Capital Resources

In 1999, we settled outstanding debt to two companies by relinquishing a portion of our lands and by making a cash payment of US$35,000. As a result of the settlement of this debt, we recognized a gain of $1,125,069 during 1999. We had positive working capital of $335,599 at the end of 1999. As at December 31, 2000, we had a working capital of $647,659.

Administrative costs dropped from $262,932 in 1998 to $196,667 in 1999 as we closed our Calgary office and reduced staff and contract employees. Administrative costs for 2000 were $250,267, reflecting our continued emphasis on controlling overhead but also reflecting costs due to our increased regulatory filings. Administrative costs for 2001 increased slightly to $266,808.

On November 26, 1999, we offered for sale up to 2,000,000 special warrants, at a price of $0.10 per special warrant. Each special warrant entitled the holder to acquire upon its exercise or deemed exercise, without the payment of any additional consideration, one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire upon exercise one additional common share until December 1, 2001 at a price of $0.13 per share. On April 14, 2000, we filed an Annual Information Form with the British Columbia and Alberta Securities Commissions to reduce the hold period applicable under the British Columbia and Alberta Securities Acts to the securities issued in the private placement from 12 to 4 months. Subsequently, the 1,000,000 special warrants were deemed exercised into 1,000,000 common shares and 1,000,000 Warrants. There was no cost to the owner of the special warrants for this conversion. We raised $200,000 from the sale of the special warrants.

On August 1, 2001, we issued 25,000 common shares pursuant to the exercise stock options at the exercise price of $0.22 per common share, for proceeds of $5,500.

As we initially announced on October 18, 2001, we sought and obtained $500,000 in equity financing from private investors by way of a private placement of our common shares, which was comprised of 2,500,000 units (the "Units"), at a price of $0.20 per Unit, with each Unit consisting of one common share and one non-transferable share purchase warrant, entitling the holder to purchase one additional common share for a period of two (2) years from the issuance of the Units at a price of $0.23 per share (the "Private Placement").

The Private Placement closed in two tranches. The first closing occurred on November 15, 2001 with the issuance of 1,500,000 Units, and the second closing occurred on January 18, 2002 with the issuance of 1,000,000 Units to Cubix Investments Ltd. ("Cubix") following the receipt of shareholder approval at a special meeting held on January 7, 2002. As the issuance of the 1,000,000 Units to Cubix would, if fully converted, potentially result in our "change of control" pursuant to the Policies of the TSX Venture Exchange, under the Policies of the TSX Venture Exchange the issuance of the Units to Cubix required shareholder approval.

On October 26, 2001 we issued 25,000 common shares pursuant to the exercise 25,000 share purchase warrants at $0.26 per common share, for proceeds of $6,500. Also, subsequent to the year ending December 31, 2001, we received proceeds of $185,250 from the exercise of 712,500 share purchase warrants, also at the exercise price of $0.26 per common share.

We do not plan any further land acquisitions or exploratory programs at this time. Our commitments for capital expenditures are limited to our participation in the Canadian properties in which we have an interest or a right to acquire an interest, and for our office rent. We have sufficient cash and positive cash flow to be able to pay for these commitments.

U.S. GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 14 to our consolidated financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- the requirement under US GAAP to record compensation expense when shares or share options are issued or granted to officers at prices below market value at the time of issuance or grant, whereas under Canadian GAAP, compensation expense is generally not recorded under these circumstances;

- the requirement under Canadian GAAP requires that basic earnings per share ("EPS") be based solely on the common shares actually issued and outstanding, whereas U.S. GAAP requires the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options and share purchase warrants;

There was no difference between the loss per share under Canadian generally accepted accounting principles and under United States generally accepted accounting principles. The reasons for the losses are as discussed above under "Results from Operations".

C. Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development of our oil and gas properties.

D. Trend Information

Other than the proposed sale of our assets to Patriot and our proposed acquisition of the issued and outstanding shares of Chalk, we are not aware of any other trends, demands uncertainties, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Netco Energy Inc.
Donald A. Sharpe President, Chief Executive Officer, Chief Executive Officer, Secretary, Treasurer and Director Age: 44

Director since August 15, 1997; President, CEO, CFO, Secretary and Treasurer since June 29, 1999

As President and CEO, Mr. Sharpe is responsible for the day to day operations of our company. As CFO and Treasurer, Mr. Sharpe is primarily responsible for the internal accounting and record keeping, general administration and SEC reporting. As Secretary, Mr. Sharpe is responsible for keeping all records, making all necessary filings, general administration and internal accounting for our company, and as a director, he is responsible for the management and supervision of the affairs and business of our company.

John R. Hislop Director Age: 49	Director since June 29, 1999. As a director, Mr. Hislop is responsible for the management and supervision of the affairs and business of our company.
Mark Jarvis Director Age: 47	Director since August 9, 2001. As a director, Mr. Jarvis is responsible for the management and supervision of the affairs and business of our company.

Donald A. Sharpe, President, CEO, CFO, Secretary, Treasurer and Director

Mr. Sharpe devotes approximately fifty percent (50%) of his working time to the affairs of our company. Mr. Sharpe also serves or has served as: (a) Director and President of Gemini Energy Corp, an oil and gas exploration company listed on the TSX Venture Exchange since October 20, 2000; (b) director of Watch Resources Ltd., a public resource company since April 2002; (c) director, President and Chief Executive Officer of Capital Charter Corp. from November 1998 to March 2000; (d) director of Daybreak Resources Corp., a public resource company, from May 2000 to present; (e) director, President and Chief Executive Officer of Empress Capital Corp., a public resource company, from April 1999 to May 2000; (f) director and President of JABA Inc., a public resource company, from April 1995 to November 1997; (g) President and Chief Executive Officer of Nation Energy, Inc., a public resource company, from June 1999 to present; (h) director, President and Chief Executive Officer of Patriot Petroleum Corp., a public resource company, from June 1999 to present; (i) director of UKT Recycling Technologies Inc., a public resource company, from November 1994 to January 1999, Chairman from January 1996 to January 1999, and Chief Executive Officer from January 1996 to January 1998; (j) director of Velvet Exploration Inc., a public resource company, from November 1996 to November 1998; and (k) professional geo-physicist with 20 years of experience in the oil and gas industry, and in the management of public companies.

John R. Hislop, Director

Mr. Hislop devotes approximately five percent (5%) of his working time to the affairs of our company. Since 1990, Mr. Hislop has worked as an independent financial consultant. He also serves or has served as: (a) Director of Gemini Energy Corp, an oil and gas exploration company listed on the TSX Venture Exchange since March 3, 1995 and President from March 13, 1997 to January 28, 1998; (b) director of Ariel Resources Ltd., a public resource company, from December 1991 to March 2000, and Chief Financial Officer from December 1994 to December 1997; (c) director of Cubix Investments Ltd., a public resource and investment company, from February 1994 to present, and President from February 1994 to February 2001; director, (d) President, CEO and CFO of Exxel Energy Corp., a public company, since October 2001; (e) director of Kinysis Pharmaceutical Inc., a public resource company, from July - October 1997, and President, Secretary, Chief Financial Officer and Chief Executive Officer from July - August 1997; (f) director and President of Luxmatic Technologies N.V., a public resource company, from October 1997 to present; (g) director and Secretary of Nation Energy, Inc., a public resource company, from June 1999 to present; (h) director of Patriot Petroleum Corp., from April 1999 to present; (i) director of Spectrum Resources Ltd., a public resource company, from September 1996 to November 1997; (j) director of Ultra Petroleum Corp., a public oil & gas company, from March 1993 to January 18, 2001, President from March of 1993 to May of 1996, and Chief Financial Officer from May of 1996 to September of 1998; (k) President and director of Ultra Holdings Inc., a public resource company, from July 1999 to October 2001; and (l) director of Zconnexx Corporation from November 1998 to May 2000.

Mark Jarvis, Director

Mr. Jarvis devotes approximately five percent (5%) of his working time to the affairs of our company. Mr. Jarvis has also served or serves as: (a) President of Gemini Energy Corp, an oil and gas exploration company listed on the TSX Venture Exchange from August 27, 1999 to October 20, 2000, and from January 2, 1998 to January 28, 1999; Chairman and a director of the Gemini Energy Corp since October 22, 1996; (b) director of Exxel Energy Corp., a public company since October 2001; (c) director of Ultra Petroleum Corp., a public oil & gas company, from November of 1996 to August 1999; and (d) registered representative of Pacific International Securities Inc. from February of 1991 to October of 1996.

There are no family relationships between any of our officers and/or directors.

B. Compensation

Other than as set forth in the table below, our executive officer was not paid and did not earn compensation from our company for performing his duties during the three fiscal year ended December 31, 2001:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation(1)
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Donald A. Sharpe President, CEO, CFO, Secretary, Treasurer and Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nill	Nil Nil 375,000(2)	Nil Nil Nil	Nil Nil Nil	$60,000 $60,000 $60,000

(1) Pursuant to a Management Consulting Agreement dated June 1, 1999, we pay $5,000 per month in management fees to D. Sharpe Management Inc., a private company controlled by Donald A. Sharpe. A similar agreement was in place for 1998. See "Major Shareholders and Related Party Transactions" for a discussion of terms.

(2) These options were granted pursuant to our Incentive Stock Option Plan. 200,000 stock options were granted on November 22, 1999 at an exercise price is $0.11 expiring on November 22, 2004. 175,000 stock options were granted on December 7, 1999 at an exercise price of $0.13 expiring on December 7, 2004. As a result of the consolidation of our capital effective July 8, 2000, each outstanding option was subsequently consolidated on a two-for-one basis with a corresponding increase in the exercise price by a factor of two, so that as at the date of this annual report, Mr. Sharpe holds 100,000 stock options exercisable at a price of $0.22 per share, expiring on November 22, 2004, and 87,500 stock options exercisable at a price of $0.26 per share, expiring on December 7,. 2004.

No cash compensation was paid to any of our directors for their services as directors during the fiscal year ended December 31, 2001. We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

C. Board Practices

The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders. The last annual meeting was held on July 18, 2000, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the ABCA.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

The members of our company's audit committee include Donald Sharpe and John Hislop. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

D. Employees

As of December 31, 2001, we did not have any employees, and as of May 31, 2002, we did not have any employees. Our operations are managed by our sole officer, Donald A. Sharpe.

E. Share Ownership

There were 6,461,829 common shares issued and outstanding as of May 31, 2002. Of the shares issued and outstanding and the stock options granted, our directors and officers owned the following common shares as of May 31, 2002:

Name Office Held	Number of Common Shares Beneficially Owned as of May 31, 2002	Percentage(1)
Donald A. Sharpe President, CEO, CFO, Secretary, Treasurer and Director	670,000(2)	10.4%
John R. Hislop Director	521,833(3)	8.1%
Mark Jarvis Director	197,500(4)	3.1%

(1) Based on 6,461,829 common shares issued and outstanding as at May 31, 2002, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of May 31, 2002.

(2) Includes 100,000 stock options granted on November 22, 1999 at an exercise price of $0.22, expiring on November 22, 2004, and 87,500 stock options granted on December 7, 1999, at an exercise price of $0.26, expiring on December 7, 2004. In addition, Mr. Sharpe holds 350,000 share purchase warrants entitling him to acquire up to an additional 350,000 common shares at a price of $0.23 per share up to November 15, 2003.

(3) Includes 93,500 stock options granted on November 22, 1999 at an exercise price of $0.22, expiring on November 22, 2004. In addition, Mr. Hislop holds 350,000 share purchase warrants entitling him to acquire up to an additional 350,000 common shares at a price of $0.23 per share up to November 15, 2003.

(4) Includes 50,000 stock options granted on August 20, 2001 at an exercise price of $0.33, expiring on August 20, 2006. In addition, Mr. Jarvis holds 100,000 share purchase warrants entitling him to acquire up to an additional 100,000 common shares at a price of $0.23 per share up to November 15, 2003.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2001. There are no pension plan benefits in place for our executive officers.

Our Incentive Stock Option Plan became effective on April 27, 1998, and provides for the granting of stock options to officers, directors, employees, consultants and other key personnel of our company and our subsidiary. We intend to utilize the stock options available under our Incentive Stock Option Plan to encourage the interest of those persons to whom stock options are granted in the growth and development of our company by providing them with an opportunity to acquire an increased proprietary interest in our company.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 6,461,829 of our common shares issued and outstanding as of May 31, 2002. The following table sets forth, as of May 31, 2002, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Cubix Investments Ltd.(1)	1,000,000	15.48%
Donald Sharpe	482,500	7.47%
John Hislop	428,333	6.63%

(1) John Hislop, one of our Directors, is a director of Cubix Investments Ltd., and both John Hislop and Mark Jarvis, also one of our Directors, are shareholders of Cubix Investments Ltd.

A significant change in the percentage ownership of our major shareholders occurred subsequent to the year ended December 31, 2001 when we issued 1,000,000 common shares to Cubix on January 18, 2002 pursuant to a private placement. Prior to this investment, Cubix did not hold any of our common shares.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of May 31, 2002, the registrar and transfer agent for our company reported that there were 6,461,829 common shares issued and outstanding. Of those common shares issued and outstanding, 5,993,165 common shares were registered to Canadian residents (24 shareholders), 468,664 common shares were registered to residents of the United States (46 shareholders) and nil common shares were registered to residents of other foreign countries (nil shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company, except that Cubix has the right to acquire a further 1,000,000 of our common shares upon the exercise of share purchase warrant which, if exercised, would result in Cubix holding 26.8% of our issued and outstanding common shares..

B. Related Party Transactions

Pursuant to the terms of a Management Consulting Agreement with D. Sharpe Management Inc., dated June 1, 1999, we pay D. Sharpe Management Inc. the sum of $60,000 per year in consulting fees. Our CEO, CFO and President, Donald A. Sharpe, is the sole director, officer and shareholder of D. Sharpe Management Inc. Under the agreement, we pay D. Sharpe Management Inc. a monthly management fee of $5,000 and will reimburse expenses to a maximum of $600 per month. Unless notice is given by either party, the agreement is automatically renewed for a further one month term. There are no provisions in the agreement that allow for additional compensation in the event of our change of control or the termination of the agreement with D. Sharpe Management Inc.

Two members of our board of directors, Donald Sharpe (who is also our President, CEO, CFO, Secretary, and Treasurer) and John Hislop, are also directors of Patriot Petroleum Corp. We entered into the Patriot Agreement, pursuant to which Patriot purchased our subsidiary's interest in our assets located in Louisiana and Wyoming. Pursuant to the terms of the Patriot Agreement, the consideration to be paid by Patriot for the interest in our assets in Louisiana and Wyoming is US$644,419, payable as US$521,419 for the assets located in Wyoming and US$123,000 for the assets located in Louisiana. The sale closed on March 1, 2002. Pursuant to the terms of the Patriot Agreement, all income collected or accrued on the oil and gas assets from May 1, 2001 to March 1, 2002 was credited to Patriot. Given the income that accrued to Patriot, we entered into an amendment to the Patriot Agreement such that the total purchase price payable was reduced to $US494,734.04 to account for the accrued income. Both Mr. Sharpe and Mr. Hislop abstained from voting on any resolution approving the sale of the assets located in Louisiana and Wyoming to Patriot.

None of the following persons was indebted to Netco or to our subsidiary at any time during the last three fiscal years:

1. any of our directors or officers; and

2. any associate of any such director or officer.

ITEM 8 Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

All Audited Statements are in Canadian dollars.

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2001, 2000, 1999 and 1998 (audited), reported on by Lancaster & David, Chartered Accountants:

Auditor's Report dated April 12, 2002, as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2001 and 2000

Consolidated Statements of Operations and Deficit for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

Notes to Financial Statements

Legal Proceedings

There are no pending legal proceedings to which Netco or our subsidiary is a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in the board's discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and does not intend to pay any cash dividends in the foreseeable future.

B. Significant Changes

Sale of the Our Assets to Patriot Petroleum Corp (formerly Patriot Capital Corp.)

Pursuant to the Patriot Agreement with Patriot Capital Corp., we entered into an agreement for the sale of our subsidiary's interest in our assets located in Louisiana and Wyoming. Pursuant to the terms of the initial letter of intent and the Patriot Agreement, the consideration to be paid by Patriot for the acquisition of our interest in the Louisiana and Wyoming assets was US$644,419, payable as to US$521,419 for the assets located in Wyoming and US$123,000 for the assets located in Louisiana.

Pursuant to the Patriot Agreement, we sold all of our interests in oil and gas assets located in the States of Louisiana and Wyoming to Patriot, based upon their value as at May 1, 2001, in consideration for the total purchase price of US$644,419.

For further information with respect to the sale of our assets located in Louisiana and in Wyoming to Patriot Capital Corp., please refer to Item 4A - "History and Development of Netco Energy Inc." (page 9).

ITEM 9 The Offer and Listing

Price History

Full Financial Years

The annual high and low market prices for the five most recent full financial years (January 1, 1997 through December 31, 2001) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
December 31, 1997(1)	no trades	no trades
December 31, 1998(2)	$1.55	$0.045
December 31, 1999	$0.28	$0.02
December 31, 2000(3)	$0.90	$0.19
December 31, 2001(4)	$0.75	$0.23

(1) Trading in our common shares was halted by the Alberta Stock Exchange on September 10, 1996. Our common shares were suspended from trading on April 7, 1997 for failure to complete an acquisition sufficient to meet the minimum listing requirements of the Alberta Stock Exchange.

(2) Our common shares were reinstated for trading on January 30, 1998.

(3) Between May 2, 2000 and October 3, 2000, there were no trades in our common shares. Our capital was consolidated on a two-for-one basis effective July 28, 2000; however, we encountered a delay in obtaining the required regulatory approval for the consolidation and the accompanying name change, resulting in a delay in the commencement of trading on a consolidated basis under the new corporate name until October 3, 2000.

(4) Trading in our common shares was halted at our request by the Canadian Venture Exchange between February 28, 2001 and July 11, 2001 as a result of our proposed acquisition of Chalk.com Network (Holding) Corporation. Trading resumed when we announced that we would not be proceeding with the acquisition.

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
December 31, 2001	$0.50	$0.23
September 30, 2001	$0.61	$0.25
June 30, 2001(1)	not available	not available
March 31, 2001(1)	$0.75	$0.45
December 31, 2000	$0.27	$0.035
September 30, 2000(2)	$0.33	$0.20
June 30, 2000	$0.60	$0.25
March 31, 2000	$1.453	$0.16

(1) There is no data available with respect to our common shares between February 28, 2001 and July 11, 2001, due to the halt in trading as a result of our proposed acquisition of Chalk.com Network (Holding) Corporation.

(2) Our capital was consolidated on a two-for-one basis effective July 28, 2000 but a delay encountered in obtaining the required regulatory approval for the consolidation and the accompanying name change delayed the commencement of trading on a consolidated basis under the new corporate name until October 3, 2000. Accordingly, the share prices for the quarter ended September 30, 2000 do not reflect the share consolidation.

Most Recent 6 Months

The high and low market prices for each of the most recent six months (December 1, 2001 through May 31, 2002) on the TSX Venture Exchange were as follows:

Month Ended	High	Low
December 31, 2001	$0.32	$0.23
January 31, 2002	$0.38	$0.25
February 28, 2002	$0.36	$0.30
March 31, 2002	$0.40	$0.31
April 30, 2002	$0.38	$0.34
May 31, 2002	$0.43	$0.33

C. Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is "NEI" and our CUSIP number is 64108H-10-9.

ITEM 10 Additional Information

B. Memorandum and Articles of Association

Our Articles provide as follows:

(a) A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with our company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the ABCA, and the contract shall be submitted to our board of directors or our shareholders for approval. A director shall not vote in respect of any contract or transaction with our company in which he is interested, and if he shall do so, his vote shall not be counted but he may be counted in the quorum present at the meeting at which such vote is taken.

(b) Subject to the provisions of any ordinary resolution, the remuneration of the directors may from time to time be determined by the directors themselves.

(c) The directors may, at their discretion and subject to any restrictions in our Articles or in the ABCA, authorize us to borrow any sum of money and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors of our company think fit.

(d) There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

(e) A director is not required to hold a share in the capital of our company as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between Canadian and U.S. law.

Rights, Preference and Restrictions

Common Shares

All of the authorized common shares of our company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. Our Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of our company, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by our company while there is any arrearage in the payment of dividends or sinking fund instalments.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of a company's shares.

Changes to Our Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to our common shares are contained in the ABCA. The ABCA requires approval by a special resolution (ie. approved by at least two-thirds of the votes cast at a meeting of our shareholders or consented to in writing by each of the shareholders entitled to vote) of our company's shareholders in order to effect any of the following changes:

(a) create new classes of shares;

(b) change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

(c) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same of a different number of shares of other classes or series;

(d) divide a class of shares, whether issued or unissued, into series, and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series;

(e) cancel a class or series of shares where there are no issued or outstanding shares of that class or series;

(f) authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series;

(g) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares or any series; and

(h) revoke, diminish or enlarge any authority conferred under clauses [(h) and (i)] (of the ABCA).

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an "AGM") must be held once every financial year, within 15 months of the previous AGM. Under the ABCA, we must give our shareholders written notice of an AGM not less than 21 days and not more than 50 days before the AGM is to be held. The ABCA also requires that we publish, notice of the record date with respect to the AGM in a newspaper published or distributed in the place where our registered office is located, and in each place in Canada that we have a transfer agent, not less than 7 days before the record date, which may be not less than 21 days and not more than 50 days prior to the AGM.

Our directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM"). An EGM may also be requisitioned by one or more shareholders of our company so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an EGM. Within 21 days of receiving such requisition, our directors must call a meeting, failing which any shareholder who signed the requisition may call the meeting.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder votings and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call a AGM or EGM, there are generally no material differences between Canadian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or other constituent documents of our company on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares ) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $209 million for the year 2001.

Change in Control

There are no provisions in our Articles or By-laws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The ABCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our Articles or Bylaws or in the ABCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (Alberta) requires that we disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of our Company

There are no conditions imposed by our Articles which are more stringent than those required by the ABCA.

C. Material Contracts

Pursuant to the terms of a Management Consulting Agreement with D. Sharpe Management Inc., dated June 1, 1999, we pay D. Sharpe Management Inc. the sum of $60,000 per year in consulting fees. Our CEO, CFO and President, Donald A. Sharpe, is the sole director, officer and shareholder of D. Sharpe Management Inc. Under the agreement, we pay Mr. Sharpe a monthly management fee of $5,000 and will reimburse expenses to a maximum of $600 per month. Unless notice is given by either party, the agreement is automatically renewed for a further one month term. There are no provisions in the agreement that allow for additional compensation in the event of a change of control of Netco or the resignation, retirement or termination of Mr. Sharpe's employment.

On March 27, 2000, we entered into an Amending Agreement with First Merit Group Ltd. and Armada Ventures Inc., which amended the Office Space and Support Services Agreement dated October 1, 1999. Pursuant to the Office Space and Support Services Agreement, we agreed to pay a base rent of $31,200 per year to First Merit Group Ltd., in exchange for the use of certain office space and equipment, and for certain office services. The Amending Agreement extended the Office Space and Support Services Agreement through February 28, 2001. On February 1, 2001, we entered into a further Amending Agreement, extending the Office Space and Support Services Agreement.

On July 21, 2000, our subsidiary entered into a Letter of Intent with Williams Production Company, which contemplated the sale by our subsidiary to Williams Production of all of our interests in our Louisiana assets, our Wyoming assets and the Lovatt Draw, for the purchase price of US$600,000 payable in cash. The Letter of Intent was subject to a due diligence review by Williams Production before September 7, 2000, execution of a mutually acceptable definitive agreement, and applicable shareholder and securities regulatory approvals. Williams Production is at arm's length to our company.

Pursuant to a letter agreement dated September 8, 2000 modifying the terms of the Letter of Intent, our subsidiary subsequently sold to Williams Production all of our leasehold interests in the Lovatt Draw, together with all related seismic or other technical data and contracts, for the purchase price of US$55,000. This transaction closed on October 5, 2000.

Pursuant to a letter of intent dated May 25, 2001 from Patriot, we received an offer to purchase our subsidiary's interest in our assets located in Louisiana and Wyoming. Pursuant to the terms of the letter of intent, and the Patriot Agreement dated August 7, 2001 the consideration to be paid by Patriot for the acquisition of our subsidiary's interest in the Louisiana and Wyoming assets was US$644,419, payable as to US$521,419 for the assets located in Wyoming and US$123,000 for the assets located in Louisiana.

Pursuant to the Patriot Agreement, we sold all of our interests in oil and gas assets located in the States of Louisiana and Wyoming to Patriot, based upon their value as at May 1, 2001, in consideration for the total purchase price of US$644,419. The sale closed on March 1, 2002. Pursuant to the terms of the Patriot Agreement, all income collected or accrued on the oil and gas assets from May 1, 2001 to March 1, 2002 was credited to Patriot. As a result of the income that accrued to Patriot, we entered into an amendment to the Patriot Agreement such that the total purchase price payable was reduced to US$494,734.04 to account for the accrued income.

On August 2, 2001 we entered into a farm-out agreement with Moxie Exploration Ltd. ("Moxie") pursuant to which we drilled a well in the Jumpbush area of Alberta. We were to pay 75% of the drilling costs of the well to earn a 37.5% interest in the well and the farm-out lands.

Further to our initial agreement with Moxie, on September 21, 2001 we entered into a second farm-out agreement with Moxie. Under this farm-out, we again paid for 75% of the cost to drill and complete a further well in the Jumpbush area of Alberta to thereby earn out 37.5% interest.

We subsequently entered into a further farm-out agreement with Moxie Exploration Ltd. dated October 10, 2001. Pursuant to the terms of the farm-in, we participated for 50% in the drilling of a well in the Eyremore area of Alberta.

We have also entered into a farm-out arrangement with Daybreak Energy Inc. ("Daybreak") in the Wainwright area of Alberta pursuant to an agreement dated September 14, 2001, as amended by an agreement dated October 18, 2001. Under the terms of the farm-in, we paid $79,131 for a 50% interest in the land and paid 100% of the cost to re-enter, drill and complete a well in order to earn a 68.75% interest, after payout, in the prospect.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm's length- or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

H. Documents on Display

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark, Wilson, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, during normal business hours.

I. Subsidiary Information

As at the date of this annual report, we have one wholly-owned subsidiary, Green River Petroleum (USA) Inc., a company incorporated on October 13, 1997, under the laws of the State of Wyoming.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Reserved

ITEM 16 Reserved

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements

ITEM 18 Financial Statements

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2001, 2000, and 1999 (audited), reported on by Lancaster & David, Chartered Accountants:

Auditor's Report dated April 21, 2002 as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2001 and 2000

Consolidated Statements of Income and Deficit for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

Notes to Financial Statements

NETCO ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Prepared in Canadian dollars)

Lancaster & David Chartered Accountants	Incorporated Partners David E. Lancaster, CA Michael J. David, CA

AUDITORS' REPORT

To the Shareholders of Netco Energy Inc.

We have audited the consolidated balance sheets of Netco Energy Inc. as at December 31, 2001 and 2000 and the consolidated statements of income and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with generally accepted accounting principles in Canada.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC

April 12, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 Facsimile: 604.524.9837

Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 Facsimile: 604.602.0867

Telephone: 604.717.5526 Email: admin@lancasteranddavid.ca

NETCO ENERGY INC.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(Prepared in Canadian dollars)

	2001	2000

ASSETS

CURRENT
Cash and short-term investments	$ 262,862	$ 485,364
Accrued revenues	54,407	177,744
Prepaids and other	4,188	9,580

	321,457	672,688
PROPERTY AND EQUIPMENT (Note 4)	1,416,481	336,691

	$ 1,737,938	$ 1,009,379

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 38,512	$ 25,029
Deposit (Note 4)	25,000	-

	63,512	25,029
LIABILITY TO ISSUE SHARES (Note 7)	185,250	-

	248,762	25,029

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	9,249,234	8,937,234
Issued at December 31, 2001 - 4,749,329 common shares
(December 31, 2000 - 3,199,329 common shares)
DEFICIT	(7,760,058)	(7,952,884)

	1,489,176	984,350

	$ 1,737,938	$ 1,009,379

Approved on behalf of the Board:

/s/ Donald A. Sharpe	/s/ John Hislop
Donald A. Sharpe - Director	John Hislop - Director

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31

(Prepared in Canadian dollars)
	2001	2000	1999

REVENUE
Petroleum and natural gas	$ 604,160	$ 592,072	$ 302,478
Royalties	(94,812)	(93,742)	(72,142)

	509,348	498,330	230,336
Gain from oil and gas properties	-	-	1,125,069
Foreign exchange gain	18,556	13,223	95,510
Interest and other income	20,939	13,996	1,552

	548,843	525,549	1,452,467

EXPENSES
Depletion and depreciation	37,181	150,419	24,352
General and administration	266,808	250,267	196,667
Loss on disposal of assets	-	-	25,956
Operating	52,028	43,456	2,265

	356,017	444,142	249,240

NET INCOME FOR THE YEAR	192,826	81,407	1,203,227

DEFICIT, beginning of year	(7,952,884)	(8,034,291)	(9,237,518)

DEFICIT, end of year	$ (7,760,058)	$ (7,952,884)	$ (8,034,291)

EARNINGS PER SHARE (Note 2)
Basic	$ 0.06	$ 0.03	$ 0.55
Diluted	$ 0.05	$ 0.02	$ 0.29

Weighted average shares outstanding
Basic	3,465,996	2,740,993	2,186,826
Diluted	4,210,709	4,046,993	4,142,207

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Prepared in Canadian dollars)
	2001	2000	1999

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net income for the year	$ 192,826	$ 81,407	$ 1,203,227
Adjust for non-cash items:
Depletion and depreciation	37,181	150,419	24,352
Loss on disposal of assets	-	-	25,956
Gain from oil and gas properties	-	-	(1,125,069)
Foreign exchange gain	(18,556)	(13,223)	(95,510)

	211,451	218,603	32,956

Net change in non-cash working capital items:
Prepaids and other	5,392	55,865	6,277
Accrued oil and gas revenues	123,721	(177,744)	6,597
Accounts payable and accrued liabilities	3,689	22,973	(109,296)

	132,802	(98,906)	(96,422)

	344,253	119,697	(63,466)

FINANCING ACTIVITIES
Proceeds from Special Warrant financing	-	-	200,000
Issue costs from Special Warrant financing	-	-	(10,000)
Liability to issue shares	185,250	-	-
Proceeds from issuance of share capital	312,000	3,250	-

	497,250	3,250	190,000

INVESTING ACTIVITIES
Proceeds on disposal of capital assets	-	-	5,715
Deposit received (Note 4)	25,000	-	-
Proceeds on property disposition	-	77,874	-
Additions to property and equipment	(1,089,005)	-	(250)

	(1,064,005)	77,874	5,465

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(222,502)	200,821	131,999

CASH AND CASH EQUIVALENTS, beginning of year	485,364	284,543	152,544

CASH AND CASH EQUIVALENTS, end of year	$ 262,862	$ 485,364	$ 284,543

SUPPLEMENTARY CASH FLOW INFORMATION (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 1- NATURE OF OPERATIONS

The Company's principal business activity is the exploration, development and production of oil and natural gas reserves located in Canada and the United States. During the year, the Company entered into an agreement to sell all of its US oil and natural gas interests. Refer to Notes 4, 8 and 12.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars except where noted and have been prepared in accordance with accounting principles generally accepted in Canada, which differ from those in the United States as explained in Note 14. All share and per share information have been retroactively restated to reflect the share consolidation (1:5) on July 6, 1999 and the share consolidation (1:2) on October 2, 2000.

Principles of consolidation

These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiary, Green River Petroleum (USA) Inc. All significant intercompany balances and transactions have been eliminated.

Property and equipment

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. All of the Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves as determined by independent reservoir engineers. For purposes of the calculation, oil and natural gas reserves are converted into a common unit of measure on the basis of ten thousand cubic feet of gas to one barrel of oil.

In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the excess amount is charged against operations as additional depletion.

Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Depreciation of office equipment is provided using the declining balance basis at the rate of 20% and 30% per annum.

Earnings per share

The earnings per share figures are calculated using the weighted monthly average number of shares outstanding during the respective years, after giving retroactive effect to the share consolidation (1:5) on July 6, 1999 and the share consolidation (1:2) on October 2, 2000. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financing) to the extent each option, warrant or contingent issuance was dilutive. Refer to Note 3.

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2001 cash equivalents totaled $nil (December 31, 2000 - $297,064).

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiary are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Estimates, Assumptions and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Financial instruments

The fair values of cash and cash equivalents, accrued revenues, prepaids and other, and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada and the United States, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Stock-based compensation plans

The Company has an incentive stock-based compensation plan, which is described in Note 12. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

NOTE 3 - CHANGE IN ACCOUNTING POLICIES

a) Future Income Taxes

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for income taxes. The new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or a later period.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the calculated future income tax assets are fully offset by a valuation allowance. Refer to Note 9. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period financial statements.

b) Earnings Per Share

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no material effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 4 - PROPERTY AND EQUIPMENT
December 31, 2001
	Cost	Accumulated Depletion and Depreciation	Net Book Value	December 31, 2000 Net Book Value

Oil and gas properties	$ 4,837,527	$ (3,424,694)	$ 1,412,833	$ 335,687
Office equipment	8,899	(5,251)	3,648	1,004

	$ 4,846,426	$ (3,429,945)	$ 1,416,481	$ 336,691

Oil and gas properties allocated by cost centre:
United States
Sublette County, Wyoming	$ 14,894	$ 14,894
Jefferson Davis Parish, Louisiana	284,911	320,793

	299,805	335,687
Canada
Jumpbush, Alberta	658,857	-
Eyremore, Alberta	217,500	-
Wainwright, Alberta	236,671	-

	1,113,028	-

	$ 1,412,833	$ 335,687

At December 31, 2001 the amount of costs that were related to undeveloped land excluded from the depletion base amounted to $1,127,922 (December 31, 2000 - US $10,519).

The Company entered into a formal agreement dated August 7, 2001 with Patriot Petroleum Corp. ("Patriot") to sell all its interests in the oil and gas properties located in Louisiana and Wyoming. Patriot, a public company with common directors and officers, is listed on the Canadian Venture Exchange ("CDNX") and was classified as a Capital Pool Company as defined by the policies of the CDNX. The sale price is US$644,419, subject to adjustment for revenues received by the Company from May 1, 2001 until closing of the transaction. The Company received a non-refundable deposit of $25,000. This agreement is subject to certain conditions precedent including receipt of regulatory and non-interested director and shareholder approvals. Refer to Note 11.

The Company entered into Farmout Agreements dated August 2, 2001 and September 21, 2001 with Moxie Exploration Ltd. ("Moxie") in which the Company can pay for 75% of the cost to drill and complete four wells in the Jumpbush area of Alberta, to earn a 37.5% working interest. The Company entered into a Participation Agreement dated October 10, 2001 with Moxie in which the Company can participate as to an undivided 50% interest in a test well in the Eyremore area of Alberta.

The Company entered into a Farmout Agreement dated September 14, 2001, as amended October 18, 2001, with Result Energy Inc. ("Result") to pay 100% of the costs to re-enter a test well. Result is a public company with a common director listed on the CDNX. Refer to Note 8.

NOTE 5 - SUPPLEMENTARY CASH FLOW INFORMATION
	2001	2000	1999
CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$ 262,862	$ 188,300	$ 85,012
Short-term investments	-	297,064	199,531

	$ 262,862	$ 485,364	$ 284,543

Interest paid	$ -	$ -	$ -
Income Taxes paid	$ -	$ -	$ -

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 6 - SHARE CAPITAL

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:
	Common Shares	Value

Balance at December 31, 1998 and 1999	2,186,829	$ 8,743,984

Issued during the year:
- by exercise of Special Warrants	1,000,000	190,000
- by exercise of stock options	12,500	3,250

	1,012,500	193,250

Balance at December 31, 2000	3,199,329	8,937,234

Issued during the year:
- by exercise of stock options	25,000	5,500
- by exercise of warrants	25,000	6,500
- by Private Placement	1,500,000	300,000

	1,550,000	312,000

Balance at December 31, 2001	4,749,329	$ 9,249,234

Share purchase warrants are outstanding to purchase 1,500,000 common shares exercisable at a price of $0.23 per common share on or before November 15, 2003.

The Company completed a non-brokered private placement consisting of 1,500,000 flow through units at a price of $0.20 per unit for total proceeds of $300,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to acquire an additional common share exercisable at a price of $0.23 per share on or before November 23, 2003. Proceeds of the private placement were used for the Company's exploration drilling program in Alberta.

Refer to Note 11.

NOTE 7 - LIABILITY TO ISSUE SHARES

The Company received proceeds of $185,250 for exercise of 712,500 share purchase warrants at a price of $0.26 per share. The shares were issued subsequent to the year-end. Refer to Note 11.

NOTE 8 - RELATED PARTY TRANSACTIONS

During the year, the Company incurred $60,000 (2000 - $60,000) in management fees to a director.

The Company entered into a purchase agreement with Patriot Petroleum Corp. ("Patriot") to sell the Company's interest in its oil and gas properties located in Wyoming and Louisiana. Patriot has directors and officers in common with the Company. Refer to Note 4.

The Company entered into a farm-in agreement with Result Energy Inc., which has directors in common with the Company. Refer to Note 4.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 9 - INCOME TAXES

The Company has non-capital losses for Canadian income tax purposes of approximately $865,000 (2000 - $700,000) which may by used to reduce future taxable income in Canada, expiring between 2002 and 2008. The Company has a net capital loss of $979,000 (2000 - $979,000), which can be carried forward to set against future taxable capital gains. The Company has unclaimed exploration and development expenditures of approximately $815,000 (2000 - $nil) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

Significant components of the Company's future tax assets and liabilities are shown below:
	2001	2000

Future tax assets (liabilities):

Non-capital loss carryforwards	$ 386,000	$ 315,000
Timing difference re: capital assets and cumulative eligible capital	6,000	6,000
Capital loss carryforwards	437,000	447,000

Total future tax assets	829,000	768,000
Valuation allowance	(829,000)	(768,000)

Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

NOTE 10 - PROPOSED BUSINESS COMBINATION

The Company entered into a letter of intent dated February 12, 2001 with Chalk.com Network (Holding) Corporation ("Chalk") to combine both companies (the "Business Combination"). The Business Combination would have constituted a "Reverse Takeover" pursuant to the policies of the Canadian Venture Exchange (the "Exchange"). The completion of the proposed Business Combination was subject to the approval of the Exchange and the Company's Shareholders, as well as numerous conditions precedent. The Company gave notice to terminate this agreement during 2001.

NOTE 11 - SUBSEQUENT EVENTS

The Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000, to a public company listed on the CDNX. A director of the Company is a director and shareholder of the public company. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.23 per share exercisable over a two year period.

The Company issued 712,500 common shares upon the exercise of 712,500 share purchase warrants at a price of $0.26 per share, of which the proceeds of $185,250 were received during the year. Refer to Note 7.

The sale of the Company's oil and gas interests located in the United States to Patriot closed subsequent to the year end. Refer to Note 4.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 12 - STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 20% (644,866) of issued and outstanding common shares. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant.

A summary of the changes in the Company's common share purchase options is presented below:
	December 31, 2001		December 31, 2000
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	306,000	$ 0.23	318,500	$ 0.23
Granted	50,000	0.33	-	-
Exercised	(25,000)	0.22	(12,500)	0.26
Forfeited / Cancelled	-	-	-	-

Balance, end of year	331,000	$ 0.25	306,000	$ 0.23

Options are outstanding to purchase up to 331,000 common shares as follows: 193,500 common shares exercisable at a price of $0.22 per share expiring November 22, 2004; 87,500 common shares exercisable at a price of $0.26 per share expiring December 7, 2004; and 50,000 common shares exercisable at a price of $0.33 per share expiring August 20, 2006.

NOTE 13 - SEGMENTED INFORMATION

The Company is primarily engaged in oil and gas exploration in Canada and the United States. Segmented operations and identifiable assets are as follows:

	2001	2000	1999

Income (Loss) from Operations
Canada	$ (255,939)	$ (239,850)	$ (116,851)
United States	448,764	321,257	1,320,078

	$ 192,826	$ 81,407	$ 1,203,227

		2001	2000

Identifiable Assets
Canada		$ 1,354,677	$ 20,178
United States		383,261	989,201

		$ 1,737,938	$ 1,009,379

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Prepared in Canadian dollars)

NOTE 14 - RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("Canadian GAAP" and "US GAAP")

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Comprehensive earnings are the same as net earnings under US GAAP for all periods presented. The following summarizes the significant differences between Canadian GAAP and US GAAP:

a) Stock based compensation: As described in Note 8, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 ("FAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under FAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee's purchase rights, pursuant to stock options, under SFAS 123, was estimated using the Black-Scholes model with the following assumptions: risk free interest rate was 5%, expected volatility of 70% to 80%, an expected option life of two years to five years and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2000, 1999 and 1998 would have been as follows:

Period ended December 31
	2001	2000	1999

Net income (loss) for the year
As reported, under Canadian and US GAAP	$ 192,826	$ 81,407	$ 1,203,227
Pro forma	$ 184,876	$ 81,407	$ 1,153,289

Basic earnings (loss) per share
As reported, under Canadian and US GAAP	$ 0.06	$ 0.03	$ 0.55
Pro forma	$ 0.05	$ 0.03	$ 0.53

Diluted earnings (loss) per share
As reported, under Canadian and US GAAP	$ 0.05	$ 0.02	$ 0.29
Pro forma	$ 0.04	$ 0.02	$ 0.28

b) Oil and gas properties: Under Canadian GAAP, future removal and site restoration costs, are not included in the costs subject to amortization. Also, future net revenues are not discounted for the purpose of calculating any required ceiling test write-down. However, they are reduced for estimated future general and administrative expenses and interest. Ceiling test write-downs are included as additional depletion in the year of recognition. Under US GAAP, estimated dismantlement and abandonment costs, net of estimated salvage values, are included in costs subject to amortization. Management has determined that dismantlement costs are not material and therefore do not effect US GAAP amortization. Also, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Ceiling test write-downs are separately disclosed from depletion. The Company's last ceiling test was calculated effective December 31, 2001. Had the Company followed US GAAP, the carrying value of the oil and gas properties would not be materially different than under Canadian GAAP.

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1) Articles of Incorporation and By-laws:

1.1 Articles of Incorporation, effective May 21, 1993 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.2 By-Laws, effective May 21, 1993 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.3 Articles of Amendment, dated July 6, 1999 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.4 Articles of Amendment, dated October 1995 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.5 Certificate of Change of Name, dated July 20, 1999 (British Columbia) (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.6 Certificate of Amendment (Articles), dated July 6, 1999(incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.7 Certificate of Amendment (Articles), dated July 28, 2000 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

(2) Instruments Defining Rights of Holders of Equity Securities Being Registered

2.1 See Exhibits 1.1 and 1.2 above

(4) Material Contracts

4.1 Amendment Agreement (Office Space and Support Services Agreement) between Netco Energy Inc., First Merit Group Ltd. and Armada Ventures Inc., dated February 1, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 29, 2001)

4.2 Letter of Intent between Netco Energy Inc. and Patriot Capital Corp., dated May 25, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 29, 2001)

4.3 Asset Purchase Agreement between Green River Petroleum (U.S.A.) Inc., Patriot Capital Corp. and Netco Energy Inc., dated August 7, 2001

4.4 Asset Purchase Amendment Agreement between Green River Petroleum (U.S.A.) Inc., Patriot Capital Corp. and Netco Energy Inc., dated May 1, 2002

4.5 Letter Agreement between Netco Energy Inc. and Daybreak Energy Inc., dated September 14, 2001

4.6 Amended Letter Agreement between Netco Energy Inc. and Daybreak Energy Inc, dated October 18, 2001

4.7 Letter Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated August 2, 2001

4.8 Letter Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated September 21, 2001

4.9 Letter Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated October 10, 2001

4.7 Area of Mutual Interest Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated October 9, 2001

(8) Subsidiaries

8.1 Green River Petroleum (USA) Inc., incorporated pursuant to the laws of the State of Wyoming on October 13, 1997.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated : June 27th, 2002

Netco Energy Inc.

Per: /s/ Donald A. Sharpe
 Donald A. Sharpe, President

ASSET PURCHASE AGREEMENT

THIS AGREEMENT made the 7th day of August, 2001.

AMONG:

GREEN RIVER PETROLEUM (U.S.A.) INC., of
1320 - 925 West Georgia Street,
Vancouver, British Columbia

(the "Vendor")

OF THE FIRST PART

AND:

PATRIOT CAPITAL CORP., of
1100-609 West Hastings Street,
Vancouver, British Columbia

(the "Purchaser")

OF THE SECOND PART

AND:

NETCO ENERGY INC., of
1320 - 925 West Georgia Street,
Vancouver, British Columbia

("Netco Energy")

OF THE third PART

WHEREAS:

A. The Vendor owns an interest (the "Interest") in certain oil and gas properties as described in Schedule "A" attached hereto;

B. The Vendor has agreed to sell and the Purchaser has agreed to purchase the Interest as a going concern and all assets hereinafter described used in connection with the Interest;

C. The Vendor is the wholly-owned subsidiary of Netco Energy;

In consideration of the premises and the mutual covenants and agreements herein contained the parties hereto covenant and agree each with the other as follows:

1. PURCHASE AND SALE

Subject to the terms and conditions set forth in this Agreement, at the Closing (hereinafter defined) the Vendor shall sell and the Purchaser shall purchase the Interest as a going concern specifically including the following (which are collectively called the "Interest"):

(a) all equipment, fixtures, furnishings and supplies used in connection with the Interest (collectively the "Equipment");

(b) all prepaid expenses relating to the Interest (the "Prepaids");

(c) the interest of the Vendor in the contracts and engagements listed in Schedule "B" (the "Contracts");

(d) all inventory relating to the Interest (the "Inventory"); and

(e) all lists of customers, outstanding orders for the purchase and sale of inventory, brochures, samples, price lists and other information relating to the day to day operation of the Interest.

2. PURCHASE PRICE

The purchase price for the Interest shall be collectively $644,419 USD (the "Purchase Price"), payable as follows:

(a) $521,419 USD for the Wyoming Assets; and

(b) $123,000 USD for the Louisiana Assets.

3. PAYMENT OF THE PURCHASE PRICE

The Purchaser Price shall be paid as follows:

(a) $644,419 USD to the Vendor at the Closing; and

(b) the Purchase Price shall be subject to an adjustment for income collected or accrued relating to the Interest from May 1, 2001 to Closing, to be credited to the Purchaser.

4. REPRESENTATIONS BY THE VENDOR AND NETCO ENERGY

4.1 The Vendor and Netco Energy jointly and severally represent and warrant to the Purchaser that:

(a) the Vendor is a corporation duly organized, existing and in good standing under the laws of the State of Wyoming and has power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby, all of which will have been duly and validly authorized by all necessary corporate proceedings;

(b) the Vendor has good and marketable title to the Interest free and clear of all liens, mortgages, encumbrances, equities or claims of every kind and nature whatsoever;

(c) the Vendor has no indebtedness to any person, firm or corporation which might by operation of law or otherwise now or hereafter constitute a lien, charge or encumbrance upon any of the Interest;

(d) the Vendor is not in default under any of the contracts or engagements listed in Schedule "B" and Schedule "B" lists all material contracts and engagements of the Vendor relating to the Interest;

(e) the Vendor has all governmental licences and permits required for the conduct of the Interest;

(f) the Vendor is not a party to any collective agreement relating to the Interest with any labour union or other association of employees;

(g) there are:

(i) no actions, suits or proceedings before any court pending or threatened by or against or affecting the Vendor, and

(ii) no proceedings by or before any governmental commission, department, board, authority or other administrative agency or by or before any administrative officer pending or threatened against the Vendor; and

(h) the consolidated audited financial statements of Netco Energy for the fiscal years ended December 31, 2000 inclusive attached as Schedule "C" were prepared in accordance with generally accepted accounting principles consistently followed and fairly present true and correct statements respectively of the financial position of Netco Energy and the results of operations for the fiscal years ended December 31, 2000 inclusive.

5. REPRESENTATIONS OF THE PURCHASER

5.1 The Purchaser represents and warrants to the Vendor and Netco Energy that:

(a) the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of British Columbia and has the power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby all of which have been duly and validly authorized by all necessary corporate proceedings;

(b) neither the execution of this Agreement nor its performance by the Purchaser will result in the breach of any term or provision of, or constitute a default under any indenture, mortgage, deed of trust or other agreement to which either of them is a party or will result in the breach of any law or regulation of the governments of Canada or British Columbia or any regulatory body thereof; and

(c) the Purchaser is not a "non-Canadian" within the meaning of the Investment Canada Act;

6. PRE-CLOSING RESTRICTIONS

(a) Between the date of this Agreement and the Closing the Vendor shall not:

(i) make any contract for any acquisition of any assets or enter into any contract except in the ordinary course of business or make any capital expenditures or improvements except as may be involved in ordinary repairs, maintenance and replacements;

(ii) sell or dispose of any property or assets of the Interest except in the ordinary course of business;

(iii) make or agree to make any payment to any of the officers, employees or agents of the Vendor except in the ordinary course of business;

(b) Between the date of this Agreement and the Closing the Vendor shall:

(i) manage the Interest only in the ordinary course, keep the tangible property and assets of the Interest in good repair, endeavour to preserve the organization of the Interest intact and keep available the services of the present officers and employees (subject to voluntary resignations and dismissals in accordance with proper business practice) and preserve the goodwill of the suppliers and customers and others having business relations with the Vendor relating to the Interest;

(ii) maintain insurance coverage of the scope and in the amounts presently held.

(c) That from the date of this Agreement up to the Closing, the Purchaser and its authorized representatives will be afforded full access during normal business hours to all properties, books, contracts, commitments, records of the Interest and will be furnished with such copies (certified if requested) thereof and other information as the Purchaser may reasonably request.

(c) That no substantial damage by fire, negligence or otherwise to the Interest shall have occurred since the date hereof and prior to the Closing which, in the opinion of the Purchaser will materially and adversely affect the assets, operations, prospects or earnings of the Interest.

(e) That at the Closing the Purchaser shall receive from its solicitors, an opinion to the effect that a good and valid title to the Interest is, or upon completion of the procedures provided for herein will be, vested in the Purchaser free and clear of all liens, encumbrances, equities or claims of every nature or kind whatsoever, and in providing this opinion the Purchaser's solicitors may rely on a certificate of an officer or officers of the Vendor as to any fact relevant to title.

7. REPRESENTATIONS SHALL SURVIVE THE CLOSING

The representations and warranties contained in Sections 4 and 5 and the agreements contained in Sub-Sections 6(a) and 6(b) or in any certificates or documents delivered in connection with the transactions contemplated hereby shall be true at and as of the Closing as though such representations, warranties and agreements were made at and as of the Closing and shall survive the Closing, the purchase and sale herein contemplated and any reorganization, amalgamation, sale or transfer of any of the parties hereto and shall continue in full force and effect except to the extent expressly waived in writing.

8. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER

The obligations of the Purchaser to consummate the transactions herein contemplated are subject to the fulfilment of each of the following conditions at the times stipulated:

(a) the representations, warranties and agreements contained in Sections 4 and 6 shall be true and correct in all material respects at the Closing except as may be in writing disclosed to and approved by the Purchaser;

(b) that prior to the Closing the Vendor shall not have experienced any event or condition or have taken any action of any character adversely affecting the Interest or the Interest so as to materially reduce the value of the Interest or the Interest to the Purchaser;

(c) the Purchaser obtaining the consent from any parties from whom consent to the transfer of the Interest is required, if any;

(d) the Canadian Venture Exchange Inc. (the "CDNX") shall have given its approval to the transactions contemplated herein and the disinterested shareholders of the Purchaser shall have approved the transaction at a meeting of shareholders of the Purchaser;

(e) a sponsor shall continue to sponsor the acquisition of the Interest until Closing, in accordance with the policies of the CDNX;

(f) the Purchaser raising sufficient funds to pay the Purchase Price on or before the Closing Date, on terms acceptable to its directors; and

(g) no governmental authority shall have enacted any statue, regulation or bylaw or announce any policy that will materially and adversely affect the value of the Interest.

The foregoing conditions of this Section 8 are inserted for the exclusive benefit of the Purchaser and may be waived in whole or in part by it at any time.

9. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE VENDOR AND NETCO ENERGY

The obligations of the Vendor and Netco Energy to consummate the transactions herein contemplated are subject to the condition that:

(a) the representations and warranties of the Purchaser contained in Section 5 shall be true and correct in all material respects at the Closing;

(b) Netco Energy obtains the consent from any parties from whom consent to the transfer of the Interest is required, if any;

(c) there shall not be in force any order or decree of accord of competent jurisdiction or any governmental authority restraining, interfering with or preventing the consummation of the transactions contemplated herein; and

(d) the CDNX shall have given its approval to the transaction contemplated herein and the shareholders of Netco Energy shall have approved the transaction contemplated herein at a meeting of shareholders.

The foregoing condition is for the exclusive benefit of the Vendor and may be waived in whole or in part by it at any time.

10. THE CLOSING

The Closing (the "Closing") shall take place will take place within five days of the Purchaser and Netco Energy receiving shareholder and regulatory approval to proceed with the purchase of the Interest (the "Closing Date"), or such other date as mutually agreed to by Patriot and Netco, but in any event no later than October 31, 2001, at the offices of Clark, Wilson, Vancouver, British Columbia.

11. TRANSACTIONS OF THE VENDOR AT THE CLOSING

At the Closing the Vendor shall deliver or cause to be delivered to the Purchaser:

(a) all deeds, bills of sale, transfers and assignments (with full covenants of warranty) as are necessary to effectively vest good and marketable title to the Interest in the Purchaser or its nominee free and clear of any liens, mortgages, encumbrances, equities or claims of every nature and kind whatsoever,

(b) consents to the assignment and transfer of the Contracts;

(c) a certified copy of a resolution of the Directors of the Vendor duly passed authorizing the execution and implementation of this Agreement by the Vendor;

(d) a certified copy of a special resolution of Netco Energy duly passed approving the sale of the Interest by the Vendor;

(e) a certificate of Netco Energy dated as of the Closing Date, acceptable in the form and content to the solicitors for the Purchaser, certifying that the condition unless waived, set out in Section 9(a) has been fulfilled or satisfied at the Closing;

(f) the favourable legal opinion of the solicitors for the Vendor, in form satisfactory to counsel for the Purchaser stating that all necessary steps and corporate proceedings have been taken by the Vendor to permit the sale of the Interest under this Agreement and that this Agreement and all other agreements required hereunder have been duly and validly authorized, executed and delivered by the Vendor and Netco Energy and will constitute valid and legally binding obligations of the Vendor and Netco Energy.

12. TRANSACTIONS OF THE PURCHASER AT THE CLOSING

At the Closing the Purchaser shall deliver or cause to be delivered:

(a) to the Vendor the certified cheque of the Purchaser for $644,419 USD, subject to the set off for the sum referred to in paragraph 3(b);

(b) to the Vendor a certificate of the President of the Purchaser dated as of the Closing Date, acceptable in form and content to the solicitors for the Vendor, certifying that the condition unless waived, set out in Section 8(a) has been satisfied at the Closing;

(c) to the Vendor a favourable legal opinion of the solicitors for the Purchaser, in form satisfactory to counsel for the Vendor stating that all necessary steps and corporate proceedings have been taken to permit the purchase of the Interest by the Purchaser under this Agreement and that this Agreement and all other agreements required hereunder have been duly and validly authorized, executed and delivered by the Purchaser and the Guarantor and will constitute valid and legally binding obligations of the Purchaser and the Guarantor.

13. POST CLOSING AGREEMENTS

(a) If the Purchaser shall fail to make all or any part of any payment to be made pursuant to paragraph 3(a) and such default shall continue for a period of 15 days the Vendor may by notice in writing to the Purchaser declare the balance owing under paragraph 3(a) immediately due and payable.

(b) Following the Closing the Purchaser shall assume and indemnify and save the Vendor harmless from:

(i) the liabilities of the Vendor under the Contracts,

(ii) the obligations of the Vendor under the Contracts,

(iii) the obligations of the Vendor to its employees, other than Netco Energy.

14. TAXES

All taxes payable pursuant to the Social Services Tax Act of British Columbia arising out of the transactions contemplated by this Agreement shall be paid by the Purchaser.

15. ASSETS AT RISK

The Interest will be at the risk of the Vendor up to the Closing.

16. AGENTS

The Vendor warrants to the Purchaser that no agent or other intermediary has been engaged by the Vendor in connection with the purchase and sale herein contemplated.

17. TIME OF THE ESSENCE

Time is expressly declared to be of the essence of this Agreement and each of the terms and conditions of this Agreement.

18. GOVERNING LAW

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

19. FURTHER ASSURANCES

The parties shall execute and deliver such further documents and instruments and do all such acts and things as may be reasonably necessary or requisite to carry out the full intent and meaning of this Agreement and to effect the transactions contemplated by this Agreement.

20. NOTICES

Any notice required or permitted to be given to any of the parties to this Agreement may be given by prepaid registered post or personally delivered to the address of such party above stated and any such notice shall be deemed to have been given and received by the party to whom it was addressed on delivery, if delivered personally, and if mailed, on the second day following the mailing thereof.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first set forth above.

GREEN RIVER PETROLEUM (U.S.A.) INC.
Per: /s/ signed

PATRIOT CAPITAL CORP.
Per: /s/ signed

NETCO ENERGY INC.
Per: /s/ signed

SCHEDULE A

OIL AND GAS ASSETS

All assets listed are held by Netco's wholly owned subsidiary, Green River Petroleum (USA) Inc.

Louisiana Assets:

A 17.75% working interest and a 13.2742% revenue interest in oil and natural gas assets located at:

Portions of Section 23 and 24, TWP 10 South, Range 6 West, Jefferson Davis Parish, Louisiana

Wyoming Assets:

A 0.5% overriding royalty in oil and natural gas leases located at:

Township 28 North, Range 109 West, All of Sections 10, 14, 24 and 25, Sublette County, Wyoming

SCHEDULE B

CONTINUING CONTRACTUAL OBLIGATIONS RELATING TO THE INTEREST

Exploration and Development Agreement between Green River Petroleum (USA) Inc., Ultra Petroleum (USA) Inc. and Ultra Resources, Inc., dated effective August 19, 1997

Agreement between Netco, Ultra Petroleum (USA) Inc. and William and Barbara Helton, dated October 31, 1997

Assignment of Record Title Interest in a Lease for Oil and Gas or Geothermal Resources executed on April 28, 1998 with respect to Sections 10 and 14 of the Wyoming Assets

Agreement between Green River Petroleum (USA) Inc. and Yates Petroleum Corporation dated March 22, 1999

Agreement between Green River Petroleum (USA) Inc. and Ultra Resources, Inc., dated August 5, 1999

Letter of Intent between Green River Petroleum (USA) Inc. and Williams Production Company dated July 21, 2000

Letter Agreement between Kenneth Farmer and Green River Petroleum (USA) Inc. dated April 27, 1998;

Agreement between Kenneth Farmer and Green River Petroleum (USA) Inc. dated April 30, 1998

Assignment of Record Title Interest in a Lease for Oil and Gas or Geothermal Resources executed on April 28, 1998 with respect to Sections 24 and 25 of the Wyoming Assets

Letter Agreement between Williams Production Company and Green River Petroleum (USA) Inc. dated September 8, 2000

SCHEDULE C

FINANCIAL STATEMENTS OF NETCO ENERGY INC.

ASSET PURCHASE AMENDMENT AGREEMENT

THIS AGREEMENT made the 1st day of May, 2002.

AMONG:

GREEN RIVER PETROLEUM (U.S.A.) INC., of
1320 - 925 West Georgia
Vancouver, British Columbia

(the "Vendor")

OF THE FIRST PART

AND:

PATRIOT PETROLEUM CORP., of
1100 - 609 West Hastings Street,
Vancouver, British Columbia

(the "Purchaser")

OF THE SECOND PART

AND:

NETCO ENERGY INC., of
1320 - 925 West Georgia Street
Vancouver, British Columbia

("Netco Energy")

OF THE third PART

WHEREAS:

A. The parties entered into an Asset Purchase Agreement respecting certain oil and gas properties, which was dated August 7, 2001 (the "Asset Purchase Agreement");

B. The Purchase Price for the Interest (each as defined in the Asset Purchase Agreement) was established as US$644,419;

C. Closing of the purchase of the Interest (the "Closing") was scheduled to occur no later than October 31, 2001;

D. The Purchase Price was subject to an adjustment for income collected or accrued relating to the Interest from May 1, 2001 to Closing to be credited to the Purchaser;

E. The Closing did not take place until March 5, 2002 and until such time, income from the Interest was collected by the Vendor;

F. The parties wish to adjust the Purchase Price to account for revenues which were collected by the Vendor but accrued for the benefit of the Purchaser;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and premises contained herein, the parties hereto agree as follows:

1. All capitalized terms not defined herein have the meaning as set out in the Asset Purchase Agreement.

2. The Purchase Price for the Interest shall be amended to be US$494,734.04. The amount of US$149,684.96 collected by the Vendor since May 1, 2001 will remain with the Vendor, so that the collected revenues plus the amended Purchase Price equals US$644,419, the original Purchase Price.

3. The parties acknowledge that the Closing is effective as at March 1, 2002.

4. In all other respects, the Asset Purchase Agreement shall remain the same.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first set forth above

GREEN RIVER PETROLEUM (U.S.A.) INC.
Per: /s/ signed
Authorized Signatory

PATRIOT PETROLEUM CORP.
Per: /s/ signed
Authorized Signatory

NETCO ENERGY INC.
Per: /s/ signed
Authorized Signatory

DAYBREAK ENERGY CORPORATION

September 14, 2001

Netco Energy Inc.

Suite 1320, 925 West Georgia Street

Vancouver, BC

V6C 3L2

Attention: Donald A. Sharpe, President

Dear Sir,

Re:	Area of Mutual Interest and Farmout Agreement Wainwright Area, Alberta Twp 44 Rge 5W4M

Further to our various conversations, this letter reflects the terms upon which Netco Energy Inc. ("Netco") and Daybreak Energy Corporation ("Daybreak") are prepared to enter into an area of mutual interest and in addition this agreement will reflect the terms under which Daybreak will farmout a portion of its interest to Netco in certain lands within the area of mutual interest.

1 Definitions

Each capitalized term used in this Head Agreement will have the meaning given to it in the Farmout & Royalty Procedure, and, in addition:

a) "Contract Depth" means a depth down to and including the lesser of 15m below the top of the Paleozoic unconformity or 665 m subsurface;

b) "Farmee" means Netco;

c) "Farmout Lands" means that section of land jointly acquired by the parties in accordance with Clause 3 herein;

d) "Farmor" means Daybreak; and

e) "Mutual Interest Lands" means any interest in any single parcel of petroleum and natural gas rights where over 50% of that parcel, by surface area, is comprised of any of the following lands:

i) Twp 43 Rge 5W4M: Sections 34, 35, 36; and

ii) Twp 44 Rge 5W4M:: Sections l, 2, 3, 10, 11, 12.

2 Schedules

The following Schedules are attached hereto and made a part of this agreement:

a) Schedule "A" which is the Farmout & Royalty Procedure;

b) Schedule "B" which is the Operating Procedure; and

c) Schedule "C" which is the Prospect Fee and Royalty Agreement dated September 1, 2001 between Daybreak Energy Corporation and 931676 Alberta Ltd.

3 Area Of Mutual Interest

a) Article 8.00 of the Farmout & Royalty Procedure will be in effect from the Effective Date until one (1) year after the Effective Date. Subject to that Article, the Parties will have the right to participate in an acquisition of Mutual Interest Lands in the following percentages:

i) Daybreak 50% and

ii) Netco 50%.

b) If earning has occurred in accordance with this Head Agreement and the Farmout and Royalty Procedure, then the interest in the Mutual Interest Lands after the effective date of earning will be:

i) Daybreak 31.25% and

ii) Netco 68.75%.

4 Farmout Lands

In accordance with Article 8.00 of the Farmout & Royalty Procedure, the Parties hereby agree that they will jointly attend the Alberta Crown Sale dated September 19, 2001 and jointly submit a bid for parcel A331 (the "Farmout Lands") comprising Twp 44 Rge 5 W4M: Section 2. Netco agrees to provide Daybreak with Netco's share of the costs to acquire the Farmout Lands prior to the time the bids have to be submitted to the Alberta Government.

a) If the parties are successful in acquiring the Farmout Lands in accordance with Article 8.00 of the Farmout & Royalty Procedure then Farmor agrees to farmout its working interest in the Farmout Lands to Farmee under the terms and conditions contained in this Head Agreement.

b) If the Parties are unsuccessful in acquiring the Farmout Lands, then the provisions of Article 8.00 of the Farmout & Royalty Procedure shall continue to govern between the parties, however if any other Area of Mutual Interest Lands are acquired they shall be governed by the Operating Procedure and Daybreak's working interest in those lands, if acquired, will not form Farmout Lands and Daybreak's working interest in those lands is not available for farmout in accordance with the terms contained in this Head Agreement.

5 Existing Encumbrance

Netco acknowledges the existence of a 1.5% royalty which encumbers Daybreaks working interest on any Area of Mutual Interest Lands that are acquired by Daybreak from September 1, 2001 to September 1, 2002. The terms and conditions of this royalty are outlined in the Prospect Fee and Royalty Agreement dated September 1, 2001 between Daybreak Energy Corporation and 931676 Alberta Ltd. and which is attached hereto as Schedule "C". Netco agrees to be bound by the terms and conditions of the Prospect Fee and Royalty Agreement with respect to the payment of its working interest share of the royalty to 931676 Alberta Ltd. in any Area of Mutual Interest Lands that are acquired by the Parties to this Head Agreement. It is further understood that Netco shall not be responsible in any way for the Prospect Fee and/or the Land Fee outlined in the Prospect Fee and Royalty Agreement. It is further understood that during Payout of the Test Well drilled under the terms of this Head Agreement, Netco shall be responsible for its share and Daybreak's share of said royalty to 931676 Alberta Ltd.

6 Test Well

a) The Farmee will provide the necessary funds and authorizations to enable Daybreak to Spud the Test Well on or before December 31, 2001 in accordance with Head Agreement and the Farmout and Royalty Procedure at a location of Farmee's choice on the Farmout Lands.

b) Subject to Article 3.00 of the Farmout & Royalty Procedure, the Farmee will earn the following interest in the Farmout Lands, to the base of the deepest formation fully penetrated and logged in the Test Well:

i) 100% of the Farmor's Working Interest in the Test Well Spacing Unit, subject to the Overriding Royalty and the right of conversion in Article 6.00 of the Farmout & Royalty Procedure; and

ii) 37.5% of the Farmor's Working Interest in the balance of the Farmout Lands.

c) The Parties acknowledge that Equipping Costs will be paid for by the Parties according to the Parties after earned, after converted working interests in the Farmout Lands. For clarity, if the parties acquire the Farmout Lands each as to a 50% working interest, the Equipping costs of the Test Well shall be shared as follows:

i) Daybreak 31.25%

ii) Netco 68.75%.

d) All references to Equipping Costs in the Farmout & Royalty Procedure (including but not limited to in the definition of Payout) shall not form part of the earning obligations of the Farmee, but rather shall be governed by the Operating Procedure.

7 Daybreak as contract operator of the Test Well

a) Daybreak will operate the Drilling and Completion of the Test Well as a contract operator for Netco, on the understanding that all costs, obligations and responsibilities associated with the Drilling and Completion of the Test Well shall be born 100% by Netco.

b) Daybreak shall operate the Equipping of the Test Well in accordance with the Operating Procedure.

8 Operating Procedure

Daybreak will be the initial Operator under the Operating Procedure. Subject to the rights of conversion in Article 6.00 of the Farmout & Royalty Procedure, the Parties initial Working Interests in the Farmout Lands earned by Farmee hereunder (assuming the Parties acquire the Farmout Lands pursuant to Clause 4 herein each as to a 50% working interest), will be:

i) Daybreak 31.25%; and

ii) Netco 68.75%.

If this reflects your understanding of the terms and conditions agreed upon respecting this Agreement, please sign and return one signed copy of this Agreement to my attention.

Sincerely Yours,

DAYBREAK ENERGY CORPORATION

/s/ Mark Smith

Mark Smith

Vice President Exploration

ACCEPTED AND AGREED TO THIS 18TH DAY OF SEPTEMBER, 2001

/s/ signed

PER President - NETCO ENERGY INC.

SCHEDULE "A"

TO AN AGREEMENT DATED SEPTEMBER 14, 2001 BETWEEN DAYBREAK ENERGY CORPORATION AND NETCO ENERGY INC.

FARMOUT & ROYALTY PROCEDURE ELECTIONS AND AMENDMENTS

1 Effective Date (Subclause 1.01 (f)) - September 18, 2001

2. Payout Subclause 1.01 (t), if Article 6.00 applies - Alternate A shall apply. In addition, subclause (vi) is added to the definition of Payout as follows:

vi) Netco's share of the bonus consideration of acquiring parcel A331 at the September 19, 2001 Alberta Land Sale.

3 Incorporation of Clause from the 1990 CAPL Operating Procedure (Clause 1.02)*

a) Insurance (311) - Alternate A shall apply

4 Article 4.00 (Option Wells) will not apply

5 Article 5.00 (Overriding Royalty) will apply

6 Quantification of Overriding Royalty (Subclause 5.01A, if applicable)

a) Crude Oil (a) Alternate 2 will apply

i) Elections within Alternate 2 are:

(a) 1/23.8365, min 5%, max 15%

b) Other (b) Alternate 1 will apply

i) The election within Alternate 1 is:

(a) 15%

7 Permitted Deductions (Subcaluse 5.04B, if applicable) - Alternate 1 shall apply

8 Article 6.00 (Conversion of Overriding Royalty) - will apply

a) Article 6.04A...conversion will be to 62.5% of the Working Interest

9 Article 8.00 (Area of Mutual Interest) - will apply

10 Reimbursement of Land Maintenance costs (Clause 11.02) will not apply.

*The Parties addresses for service is the address used to send the Head Agreement to the Farmee, and the address of the Farmor on their letterhead.

SCHEDULE"B"

TO AN AGREEMENT DATED SEPTEMBER 14, 2001 BETWEEN DAYBREAK ENERGY CORPORATION AND NETCO ENERGY INC.

1990 C.A.P.L. Operating Procedure

I. Insurance (Clause 31 1): A

II. Marketing Fee (Clause 604): A

Ill. Casing Point Election (Clause 903): A

IV. Penalty for Independent Operations (Clause 1007(a)(iv)):

(a) Development Well 300% (b) Exploratory Well 400%

V. Exception to Clause 1007 Where Well Preserves Title (Clause 1010(a)(iv)): 365 days, or the last 1/5 of the term of the title document, whichever first occurs.

VI. Dispositions of Interests (Clause 2401): A

VII. Recognition Upon Assignment (Clause 2404): B

1988 PASC Accounting Procedure

I. Capital and Operating Advances (Clause 105(a)): 10%

II. Approvals (Clause 110): 2 or more parties totalling 70%

III. Labour (Clause 202(b): (1) *shall not (2)**shall not

*Second Level Supervisors not directly employed on the site but directly employed in the conduct of Joint Operations.

**Technical Employees not directly employed on the site but directly employed in the conduct of Joint Operations.

IV. Employee Benefits (Clause 203(b)): 22%

V. Warehouse Handling (Clause 217(a)(1)):

2.5% for tubular goods 2" and over and other items with new price over $5,000

5% of the cost of all other material

VI. Overhead:

1. Clause 302:

(a) For each Exploration Project:

(1) 5 % of the first $50,000

(2) 3 % of the next $100,000

(3) 1 % of the cost exceeding the sum of (1) and (2)

(b) For each Drilling Well:

(1) 3 % of the first $50,000

(2) 2 % of the next $100,000

(3) 1 % of cost exceeding the sum of (1) and (2)

(c) For each Construction Project:

(1) 5 % of the first $50,000

(2) 3 % of the next $100,000

(3) 1 % of cost exceeding the sum of (1) and (2)

(d) For Operation and Maintenance:

(1) 10 % of the cost; and

(2) $150.00 per producing well per month

The rates in subclauses d(2) and d(3) herein will not be adjusted

VII. Pricing of Joint Material Purchases, Transfers and Dispositions:

$25,000 for requiring approval

VIII. Periodic Inventory (Clause 501):

Delete the words after "Operator" and insert "Upon request by the Non-Operators"

SCHEDULE"C"

TO AN AGREEMENT DATED SEPTEMBER 14, 2001

BETWEEN

DAYBREAK ENERGY CORPORATION

AND

NETCO ENERGY INC.

PROSPECT FEE AND ROYALTY AGREEMENT

THIS AGREEMENT is made the 1st day of September, 2001

BETWEEN:

931676 ALBERTA LTD., a corporation formed under the laws of the Province of Alberta with an office in the City of Calgary,

- and -

DAYBREAK ENERGY CORPORATION a corporation formed under the laws of the Province of Alberta with an office in the City of Calgary, (hereinafter referred to as "Daybreak").

WHEREAS 931676 Alberta Ltd. has developed an oil and gas opportunity (the "Opportunity") and has presented the Opportunity to Daybreak in return for a Prospect Fee, a Land Fee and a Royalty, all as further outlined herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants hereinafter contained, the parties agree as follows:

1) DEFINITIONS AND INTERPRETATION

a) In this Agreement, unless otherwise defined herein, the definitions set out in the Royalty Procedure shall apply, and:

i) Effective Date means September 1, 2001;

ii) Land Fee means the fee payable by Daybreak to 931676 Alberta Ltd. as provided in Clause 5 herein;

iii) Party, Parties or derivatives thereof means a party to this Agreement;

iv) Prospect Area means the areas listed in Schedule "A" attached hereto as further outlined in Clause 5 herein;

v) Prospect Lands means those unleased freehold lands and unleased crown lands within the Prospect Area posted for sale through public crown disposition. Lands acquired by Daybreak within the Prospect Area and during the time frame outlined in Clause 5 herein through any third party acquisitions whether through purchase, swap, farm-in or any other method are not Prospect Lands and are not subject to the payment of the Royalty to 931676 Alberta Ltd.;

vi) Royalty Lands means those Prospect Lands and interests therein which have been acquired by Daybreak pursuant to the terms and conditions of Clause 5 herein, and which have been made subject hereto, and except where the context otherwise requires, shall include petroleum substances within, upon or under those lands and interests, insofar as those lands and interests are subject to the Title Documents;

vii) Royalty means the 1.5% non convertible Royalty payable by Daybreak to 931676 Alberta Ltd. on production of Petroleum substances from the Royalty Lands as provided for in this agreement and as calculated in accordance with the Royalty Procedure;

viii) Royalty Owner means 931676 Alberta Ltd.;

ix) Royalty Payor means Daybreak;

x) Royalty Payor's Working Interest means the working interest on which the Overriding Royalty is based as described in the Royalty Procedure;

xi) Royalty Procedure means the standard form 1997 CAPL Overriding Royalty Procedure including the elections and amendments, all attached hereto as Schedule "B"; and

xii) Title Documents means the document or documents of title, by virtue of which Daybreak is entitled to drill for, win, take or remove petroleum substances underlying the Royalty Lands, and all renewals, extensions or continuations thereof or further documents of title issued pursuant thereto, that may from time to time be governed by this Agreement.

2) SCHEDULES

The following Schedules are annexed to and form part of this Agreement:

i) Schedule "A", which identifies the Prospect Area and the Prospect Lands; and

ii) Schedule "B" which is the rates and elections sheet to the Royalty Procedure.

3) TITLE

a) No Party shall do, or cause to be done, any act or make any omission whereby the Royalty Lands become encumbered in such a way as to adversely affect the interests of any other Party or whereby the Title Documents become or may become subject to termination or forfeiture.

b) Except as otherwise provided herein, if the interest of any party in the Royalty Lands hereafter becomes encumbered by any royalty, overriding royalty, production payment or other charge of a similar nature, other than the lessor's royalty under the Title Documents, such royalty, overriding royalty, production payment or other charge of a similar nature shall be charged to and paid entirely by the party whose interest is or becomes thus encumbered.

4) PROSPECT FEE

931676 Alberta Ltd. has presented the Opportunity within the Prospect Area to Daybreak. In return for presenting the Opportunity to Daybreak and in return for dealing exclusively with Daybreak on the Opportunity, Daybreak has provided 931676 Alberta Ltd. with a cheque in the amount of $2,500.00 Cdn (herein referred to as the "Prospect Fee"). 931676 Alberta Ltd. acknowledges receipt of the Prospect Fee and agrees to deal exclusively with Daybreak on the Opportunity on the Prospect Lands during the time frame outlined in Clause 5 herein..

5) PROSPECT AREA

a) It is understood and agreed that the Prospect Area shall be established as of the Effective Date and shall comprise all unleased freehold and crown petroleum and natural gas rights therein. The provisions of this Clause shall expire one (1) year after the Effective Date. The terms and conditions contained in this Clause represent the full extent of the duties of Daybreak with respect to the payment of the Royalty to 931676 Alberta Ltd. and the payment of the Land Fee to 931676 Alberta Ltd.

b) If any Crown lands posted for sale by public tender are situated within the Prospect Area, Daybreak may in its sole discretion submit a bid for said Crown Lands in accordance with the regulations.

c) If Daybreak acquires an interest or the right to acquire an interest in any unleased freehold lands or Crown lands situated within the Prospect Area during the time period outlined in this Clause 5, then the acquiring party shall immediately notify 931676 Alberta Ltd. in writing of the acquisition.

d) The Parties hereto agree that any Prospect Lands which are acquired by Daybreak pursuant to this Clause shall become Royalty Lands and be subject to the Royalty. For the purposes of' Subclause 2.01 A of the Royalty Procedure, the Royalty will be multiplied by the Royalty Payor's Working Interest percentage in the Royalty Lands.

e) If Daybreak is successful in acquiring Section 2 Twp 44 Rge 5 W4M at the September 19, 2001 Alberta Land Sale, then, in addition to the Royalty, Daybreak shall immediately provide to 931676 Alberta Ltd. a cheque in the amount of $5,000.00 Cdn (herein referred to as the Land Fee). The Land Fee shall not apply to other Prospect Lands that Daybreak may acquire.

6) CONFIDENTIAL INFORMATION

The Parties shall keep strictly confidential from third parties all information obtained in the course of or as a result of any work or operations conducted pursuant to this Agreement or supplied by one Party to the other hereunder, except information which the Parties have expressly agreed to release. Each Party shall take measures in connection with operations and internal security as shall be advisable in the circumstances to maintain such confidentiality.

7) MISCELLANEOUS

a) The terms of this Agreement express and constitute the entire agreement between the Parties with respect to the matters herein addressed;

b) This Agreement hereby wholly supersedes and replaces all prior agreements and representations, whether oral or in writing, between the Parties with respect to the subject matter hereof.

c) This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

d) This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

e) Time is of the essence of this Agreement.

8) NOTICES

Any notice required or desired to be given under this Agreement shall be in writing addressed to the other party at its address hereinafter given. Notices may be delivered personally or by mailing them in a prepaid wrapper or letter. Any notice which is sent by registered prepaid post shall be deemed received when it is actually delivered. Notices sent by mail but not by registered mail shall be deemed received on the fifth business day following the mailing thereof, provided that in the case of mail crossing the Canada - United States border, such notices are sent by airmail. Notices may also be given by telegraph or by facsimile. Any party may change its address hereunder by notice given pursuant to this clause.

The initial addresses of the parties hereto shall be as follows:

1. The Grantor:

Daybreak Energy Corporation

1255, 840 - 7th Avenue SW

Calgary, Alberta

T2P 3G2

Attention: Mr. Mark Smith

2. The Royalty Owner:

931676 Alberta Ltd.

3343 Lakeside Crescent SW

Calgary, Alberta

T3E 6A7

Attention: Mr. Gary Walker

President

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

931676 ALBERTA LTD.

Per: /s/ Gary Walker

Gary Walker

Per:

DAYBREAK ENERGY CORPORATION

/s/ Mark Smith

Mark Smith

/s/ Walter Huckvale

Walter Huckvale

SCHEDULE"A"

Attached to and forming part of a Prospect Fee and Royalty Agreement dated September 1, 2001 between 931676 Alberta Ltd. and Daybreak Energy Corporation

PROSPECT AREA
Section	Township	Range
1	44	5W4
2	44	5W4
3	44	5W4
10	44	5W4
11	44	5W4
12	44	5W4
34	43	5W4
35	43	5W4
36	43	5W4

SCHEDULE "B"

Attached to and forming part of a Prospect Fee and Royalty Agreement dated September 1, 2001 between 931676 Alberta Ltd. and Daybreak Energy Corporation

ROYALTY PROCEDURE ELECTIONS AND AMENDMENTS

1. Effective Date (Subclause 1.01 (b)) - September 1, 2001

2. Quantification of Overriding Royalty (Sublclause 2.01 A)

(a) for crude oil - 1.5%

(b) for all other Petroleum Substances - Alternate 1 will apply (Specify 1 or 2) Alternate 1 = 1.5%

3. Royalty Payor's Allowed Deductions If Overriding Royalty Not Taken In Kind

(Subclause 2.04 B) Alternate 1 only

4. Royalty Owner's Rights Upon Surrender

(Subclause 2.08) will not apply.

DAYBREAK ENERGY CORPORATION

October 18, 2001

Netco Energy Inc.

Suite 1320, 925 West Georgia Street

Vancouver, BC

V6C 3L2

Attention: Donald A. Sharpe, President

Dear Sir,

Re:	AMENDMENT TO Area of Mutual Interest and Farmout Agreement Wainwright Area, Alberta Twp 44 Rge 5W4M

The purpose of this letter is to amend the terms of the Area of Mutual Interest and Farmout Agreement dated September 14, 2001 ("Agreement"). The reason for this amendment is to provide for the re-entry of the 6-2-44-5W4 well rather than the drilling of a new well on the Farmout Lands.

In this regard, the parties hereto agree to amend the Agreement as follows:

1. The provisions of Clause 6 (a) and (b) are deleted and replaced with the following:

a) The Farmee will provide the necessary funds and authorizations to enable Daybreak to re-enter the well 6-2-44-5W4 ("Test Well") on or before December 31, 2001 in accordance with this Head Agreement and the Farmout and Royalty Procedure.

b) The provisions of Article 3.00 of the Farmout & Royalty Procedure are amended to provide for the re-entry of the Test Well rather than the drilling of a new Test Well. In addition, all operations relating to Drilling in the Farmout & Royalty Procedure shall be amended to provide for the re-entry of the Test Well. Subject to Article 3.00 of the Farmout & Royalty Procedure as amended herein, the Farmee will earn the following interest in the Farmout Lands in all formations following the completion and evaluation of the Colony formation subsequent to the re-entry in the Test Well:

i) 100% of the Farmor's Working Interest in the Test Well Spacing Unit, subject to the Overriding Royalty and the right of conversion in Article 6.00 of the Farmout & Royalty Procedure; and

ii) 37.5% of the Farmor's Working Interest in the balance of the Farmout Lands.

2. The following shall be deleted from Schedule "A"

"Payout (Subclause 1.01(t), if Article 6.00 applies) - Alternate A shall apply. In addition, subclause (vi) is added to the definition of Payout as follows:

Netco's share of the bonus consideration of acquiring parcel A331 at the September 19, 2001 Alberta Land Sale."

and replaced with the following:

"Payout (Subclause 1.01(t), if Article 6.00 applies) - Alternate A shall apply. In addition, subclause (vi) is added to the definition of Payout as follows:

In addition to the Drilling Costs included in payout, an additional amount calculated as those costs incurred in the re-entry of the Test Well that are greater than $157,540 (as outlined in AFE # 002) but less than $235,968."

Other than the amendments to the Agreement as outlined in this letter, the terms and conditions contained in the Agreement shall continue to prevail.

It is requested that you sign and return one copy of this Agreement to my attention to document your agreement to the contents contained herein.

Sincerely Yours,

DAYBREAK ENERGY CORPORATION

/s/ Wayne Karlen

Wayne Karlen

Chief Operating Officer

ACCEPTED AND AGREED TO THIS 19 DAY OF OCTOBER, 2001

NETCO ENERGY INC.

PER /s/ signed

President

MOXIE EXPLORATION LTD.

811 - 3rd Street S.W., Calgary, Alberta T2P 4L5, tel: (403) 269-9163, fax: (403) 269-4179

August 2, 2001

Netco Energy Inc.

1320, 925 W. Georgia Street

Vancouver, BC

V6C 3L2

Attention: Donald A. Sharpe, President
Re:	Farmout Agreement Jumpbush (Siksika) Area, Alberta

This Agreement reflects the terms of an accepted Farmout Proposal dated July 26, 2001, between Moxie Exploration Ltd. ("Moxie") and Netco Energy Inc. ("Netco"):

1. DEFINITIONS

Each capitalized term used in this Agreement will have the meaning given to it in the 1997 CAPL Farmout and Royalty Procedure, and, in addition:

(a) "Contract Depth" means a depth of 1350 metres subsurface or 15 metres into the Mississippian zone whichever first occurs.

(b) "Farmor" means Moxie

(c) "Farmee" means Netco

2. SCHEDULES

The following Schedules are attached hereto and made part of this Agreement:

(a) Schedule "A" which describes the Title Documents and Farmout Lands.

(b) Schedule "B" which is the 1997 CAPL Farmout and Royalty Procedure.

(c) Schedule "C" which is the 1990 CAPL Operating Procedure and 1988 PASC Accounting Procedure.

3. TEST WELL

On or before August 28, 2001 Farmor (25% working interest) and Farmee (75% working interest held in trust) shall drill to Contract Depth and rig release a Mississippian test well ('Test Well") at 16-3-20-19 W4M, subject to surface access and rig availability. Information from the Test Well will be provided to the Farmee as outlined in Clause 9.00 of the Farmout and Royalty Procedure subject to and subsequent to funds being advanced as per Clause 7(b) {below}.

4. INTEREST EARNED - TEST WELL:

Upon having fulfilled its obligations pursuant to Clause 3 herein and subject to Article 3.00 of the Farmout and Royalty Procedure, Farmee shall earn a 37.5% interest in the Farmout Lands. Farmee's earned interests will be governed by the terms of Siksika Oil and Gas Permit #OP-3206 dated September 9, 1999 and the Amending Agreement to same dated March 8, 2000.

5. AREA OF MUTUAL INTEREST

The parties hereto do hereby agree to an "Area of Mutual Interest" defined as including the following lands:

Twp 20, Rge 19 W4M: Sections 2, 10, 11, 14, 15, 23 and 26

(All Petroleum and Natural Gas to the base of the Mississippian formation)

The Area of Mutual Interest shall be in effect from the Effective Date of this Agreement until one (1) year after the rig release date of the Test Well.

If any party hereto acquires an interest or the right to earn an interest in any lands within the Area of Mutual Interest, it shall, within ten (10) days of such acquisition, offer the remaining parties a proportionate share therein, for a proportionate share of the acquisition costs or obligations such that the parties may own the following Working Interests or obligations:
Moxie Exploration Ltd.	62.5%
Netco Energy Inc.	37.5%

6. OPERATING PROCEDURE

The 1990 CAPL Operating Procedure and 1988 PASC Accounting Procedure with the elections set out in Schedule "C" shall govern the Farmout Lands.

7. SPECIAL PROVISIONS

(a) Richland Petroleum Corporation ("Richland") shall forfeit its 50% working interest in the Farmout Lands as per the terms of Richland's letter to Farmor of June 29, 2001 in response to the Independent Operations Notice for 16-3-20-19 W4M (Non-Participation) and Farmor's letter dated July 18, 2001 (Acknowledgement of Forfeiture).

(b) Farmee will sign Farmor's AFE #MD0103-Revised and deposit the sum of $390,000CDN in trust with the law firm, CLARK WILSON, Barristers and Solicitors, 800 - 885 W. Georgia Street, Vancouver, BC. Such sum has been calculated as follows:

Drill and Abandon:	$288,000(Gross)	$216,000(Net)
Case, Frac, Production Test:	$152,000(Gross)	$114,000(Net)
Tie-In, Separation Equipment:	$160,000(Gross)	$60,000(Net)
Total:	$600,000(Gross)	$390,000(Net)

Upon the terms of Clause 3 and 7(a) being satisfied and no earlier than August 29, 2001, Farmor will provide Farmee with a detailed summary of the actual costs incurred to date and Farmee will immediately advance funds for its share of the actual costs through drilling and abandoning or casing in addition to the estimated completion, stimulation and testing costs in the event that the well has been cased.

Please indicate your concurrence to the terms of this agreement by signing in the space provided below and returning the duplicate copy of this Agreement to Moxie Exploration Ltd. at your earliest convenience.

Yours truly,

Moxie Exploration Ltd.

/s/ Laura Hatch

Laura Hatch

Land Manager

Accepted and Agreed to this 20 day of August, 2001.

Netco Energy Inc.

Per: /s/ Donald A. Sharpe

Donald A. Sharpe, President

SCHEDULE"A"

ATTACHED TO AND FORMING A PART OF A FARMOUT AGREEMENT DATED THE 2ND DAY OF AUGUST, 2001, BETWEEN MOXIE EXPLORATION LTD. AND NETCO ENERGY INC.

FARMOUT LANDS
Title Document	Legal Description	Rights	Farmor's Pre-Farmout Working Interest	Encumbrances
Siksika Oil and Gas Permit #OP-3206	Twp. 20 Rge. 19 W4M: Sections 3 and 22	All P&NG to base Mississippian formation	100%	1) Siksika Royalty

SCHEDULE"B"

ATTACHED TO AND FORMING A PART OF A FARMOUT AGREEMENT DATED THE 2ND DAY OF AUGUST, 2001, BETWEEN MOXIE EXPLORATION LTD. AND NETCO ENERGY INC.

Farmout & Royalty Procedure Elections and Amendments

1. Effective date (Subclause 1.01(f))

August 2, 2001

2. Payout (Subclause 1.01(t),

This optional article will not apply

3. Incorporation of Clauses from 1990 CAPL Operating Procedure (Clause 1.02) Insurance (311) - Alternate A

4. Option Wells (Article 4.00)

This optional article will not apply.

5. Overriding Royalty (Article 5.00) This Optional article will not apply.

6. Conversion Of Overriding Royalty (Article 6.00)

This optional Article will not apply.

7. Area of Mutual Interest (Article 8.00)

This optional article will apply.

8. Reimbursement of Land Maintenance Costs (Articles 11.02)

This optional article will not apply.

SCHEDULE"C"

ATTACHED TO AND FORMING A PART OF A FARMOUT AGREEMENT DATED THE 2ND DAY OF AUGUST, 2001, BETWEEN MOXIE EXPLORATION LTD. AND NETCO ENERGY INC.

SUMMARY OF 1990 CAPL OPERATING PROCEDURE

i.	Insurance (Clause 311):	Alternate "A" X	Alternate "B"___
ii.	Marketing Fee (Clause 604):	Alternate "A" X	Alternate "B"___
iii.	Casing Point Election (Clause 903):	Alternate "A" X	Alternate 'B" ___
iv.	Penalty for Independent Operations (Clause 1007):
	1. (Clause 1007{a}) 2. (Clause 1007 {b})	Development Wells Exploratory Wells	300% 500%
v	Disposition of Interests (Clause 2401):	Alternate "A" X	Alternate "B"___
vi.	Recognition Upon Assignment (Clause 2404)*: *(2404 deleted in its entirety)*

SUMMARY OF 1988 REVISED PASC ACCOUNTING PROCEDURE

i.	Operating Advances Clause 105{a}):	10%
ii.	Approvals (Clause 110):	2 or more parties totalling 75%
iii.

Labour (Clause 202{b}): (1) Second Level Supervisors located in a Production Office and directly employed in the conduct of Joint Operations shall _/shall not X be charged.

(2)Technical Employees located in a Production Office and directly employed in the conduct of Joint Operations shall ___/shall not X be charged.

iv.	Employee Benefits Clause 203 {b}:	25%
v.	Warehouse Handling (Clause 217): 2.5% for tubular goods 2" and over and other items with new price over $5,000; 5% of the cost of all other material.
v.	Overhead Clause (302):
	(a) For each Exploration Project:
	(1) 5% of first $50,000.00 (2) 3% of next $100,000.00 (3) 1% of cost exceeding (1) and (2)
	(b) For each Drilling Well:
	(1) 3% of first $50,000.00 (2) 2% of next $100,000.00 (3) 1% of cost exceeding (1) and (2)
	(c) For each Construction Project:
	(1) 5% of first $50,000.00 (2) 3% of next $100,000.00 (3) 1% of cost exceeding (1) and (2)
	(d) For each Operation and Maintenance:

(1) N/A% of the Cost; and/or

(2) For producing, injection and water

source operation a flat rate of $N/A

per month; or

(3) $250.00 per producing well per month.

The rates in Subclause d(2) and d(3) herein will _______/will not X escalate.

vii. Pricing of Joint Material Purchases, Transfers and Dispositions: Approval of Non-Operator(s) required if new price greater than $25,000.00.

viii. Periodic Inventories (Clause 501): at 5 years intervals.

MOXIE EXPLORATION LTD.

811 - 3rd Street S.W., Calgary, Alberta T2P 4L5, tel: (403) 269-9163, fax: (403) 269-4179

September 21, 2001

Netco Energy Inc.

1320, 925 W. Georgia Street

Vancouver, BC

V6C 3L2

Attention: Donald A. Sharpe, President
Re:	Farmout Agreement Jumpbush (Siksika) Area, Alberta

This Agreement reflects the terms of an accepted Farmout Proposal dated September 11, 2001, between Moxie Exploration Ltd. ("Moxie") and Netco Energy Inc. ("Netco"):

1. DEFINITIONS

Each capitalized term used in this Agreement will have the meaning given to it in the 1997 CAPL Farmout and Royalty Procedure, and, in addition:

(a) "Contract Depth" means a depth of 725 metres subsurface or 15 metres into the Medicine Hat formation whichever first occurs.

(b) "Farmor" means Moxie

(c) "Farmee" means Netco

2. SCHEDULES

The following Schedules are attached hereto and made part of this Agreement:

(a) Schedule "A" which describes the Title Documents and Farmout Lands.

(b) Schedule "B" which is the 1997 CAPL Farmout and Royalty Procedure.

(c) Schedule "C" which is the 1990 CAPL Operating Procedure and 1988 PASC Accounting Procedure.

3. TEST WELL

Farmee shall participate (as to 75%) in the drilling and casing of the 6-16-20-19 W4M well. Upon execution of this formal Agreement, Farmee shall forward their 75% share of the cased hole costs for the 6-16 well as set out below:

Cased Hole Costs: (as per Cash Call #20123)	$156,808(Gross)	$117,606(Net)

Upon participating in the drilling and casing of the 6-16 well, Farmee shall earn a 37.5% interest in Sections 16 & E17 of the Farmout Lands. Upon execution of the formal Agreement, Farmee shall forward their 37.5% share of costs of the Bonus payment associated with the Lease for Section 16:

Section 16 Lease Costs: (as per Invoice #LR00112)	$64,000(Gross)	$24,000(Net)

Farmee agrees to accept an AFE from Farmor for the completion costs, estimated at $100,192, of the 6-16 well whereby Farmee's working interest will be 75%. This AFE will be served in the future and shortly prior to commencement of the completion operations.

4. ADDITIONAL TEST WELL

As soon as possible, Farmor (as to 25%) and Farmee (as to 75%) shall drill to contract depth and rig release a Medicine Hat test well at 10-21-20-19 W4M on the Farmout Lands.

Farmee shall participate (as to 75%) in the drilling and casing of 10-21-20-19 W4M well. Upon execution of this formal Agreement, Farmee shall forward their 75% share of the cased hole costs for the 10-21 well as set out below:

Cased Hole Costs: (as per Cash Call #20124)	$152,000(Gross)	$114,000(Net)

Upon participating in the drilling of the 10-21 well as above, Farmee shall earn a 37.5% interest in the remainder of the Farmout Lands.

Farmee agrees to accept an AFE from Farmor for the completion costs of the 6-16 well whereby Farmee's working interest will be 75%. This AFE will be served in the future and shortly prior to commencement of the completion operations.

Farmee's earned interests will be governed by the terms of Siksika Oil and Gas Permit #OP-3217 dated August 31, 2000.

5. AREA OF MUTUAL INTEREST

The parties hereto do hereby agree to an "Area of Mutual Interest" defined as including the following lands:

Twp 20 Rge 19 W4M: Sections 8, 9, W17, 30-35 Inclusive

(All Petroleum and Natural Gas to the base of the Mississippian formation)

The Area of Mutual Interest shall be in effect from the Effective Date of this Agreement until one (1) year after the rig release date (August 12, 2001) of the Test Well.

If any party hereto acquires an interest or the right to earn an interest in any lands within the Area of Mutual Interest, it shall, within ten (10) days of such acquisition, offer the remaining parties a proportionate share therein, for a proportionate share of the acquisition costs or obligations such that the parties may own the following Working Interests or obligations:

Moxie Exploration Ltd.	62.5%
Netco Energy Inc.	37.5%

6. OPERATING PROCEDURE

The 1990 CAPL Operating Procedure and 1988 PASC Accounting Procedure with the elections set out in Schedule "C" shall govern the Farmout Lands.

Please indicate your concurrence to the terms of this agreement by signing in the space provided below and returning the duplicate copy of this Agreement to Moxie Exploration Ltd. at your earliest convenience.

Yours truly,

Moxie Exploration Ltd.

/s/ Laura Hatch

Laura Hatch

Land Manager

Accepted and Agreed to this 5th day of October, 2001.

Netco Energy Inc.

Per: Donald A. Sharpe

Donald A. Sharpe, President

SCHEDULE"A"

ATTACHED TO AND FORMING A PART OF A FARMOUT AGREEMENT DATED THE 21ST DAY OF SEPTEMBER, 2001, BETWEEN MOXIE EXPLORATION LTD. AND NETCO ENERGY INC.

FARMOUT LANDS
Title Document	Legal Description	Rights	Farmor's Pre-Farmout Working Interest	Encumbrances
Siksika Oil and Gas Permit OP-3217	Twp. 20 Rge. 19 W4M: Sections 16, E17, 21 & 28	All P&NG to base Mississippian formation	100%	1) Siksika Royalty
Siksika Oil and Gas Permit #OP-3217	Twp. 20 Rge. 19 W4M: Section 29	All P&NG to base Mississippian formation	100%	1) Siksika Royalty 2) NCGOR 1.5%
Siksika Oil and Gas Permit #OP-3217	Twp. 20 Rge. 19 W4M: Partial Section 27	All P&NG below base Bow Island formation to base Mississippian formation	100%	1) Siksika Royalty

SCHEDULE "B"

ATTACHED TO AND FORMING A PART OF A FARMOUT AGREEMENT DATED THE 21ST DAY OF SEPTEMBER, 2001, BETWEEN MOXIE EXPLORATION LTD. AND NETCO ENERGY INC.

Farmout & Royalty Procedure Elections and Amendments

1. Effective date (Subclause 1.01(f))

September 21, 2001

2. Payout (Subclause 1.01(t),

This optional article will not apply

3. Incorporation of Clauses from 1990 CAPL Operating Procedure (Clause 1.02)

Insurance (311) - Alternate A

4. Option Wells (Article 4.00)

This optional article will not apply.

5. Overriding Royalty (Article 5.00)

This Optional article will not apply.

6. Conversion Of Overriding Royalty (Article 6.00)

This optional Article will not apply.

7. Area of Mutual Interest (Article 8.00)

This optional article will apply.

8. Reimbursement of Land Maintenance Costs (Articles 11.02)

This optional article will not apply.

SCHEDULE"C"

ATTACHED TO AND FORMING A PART OF A FARMOUT AGREEMENT DATED THE 21ST DAY OF SEPTEMBER, 2001, BETWEEN MOXIE EXPLORATION LTD. AND NERCO ENERGY INC.

SUMMARY OF 1990 CAPL OPERATING PROCEDURE

i.	Insurance (Clause 311):	Alternate "A" X	Alternate "B"___
ii.	Marketing Fee (Clause 604):	Alternate "A" X	Alternate "B"___
iii.	Casing Point Election (Clause 903):	Alternate "A" X	Alternate 'B" ___
iv.	Penalty for Independent Operations (Clause 1007):
	1. (Clause 1007{a}) 2. (Clause 1007 {b})	Development Wells Exploratory Wells	300% 500%
v	Disposition of Interests (Clause 2401):	Alternate "A" X	Alternate "B"___
vi.	Recognition Upon Assignment (Clause 2404)*: *(2404 deleted in its entirety)*

SUMMARY OF 1988 REVISED PASC ACCOUNTING PROCEDURE

i.	Operating Advances Clause 105{a}):	10%
ii.	Approvals (Clause 110):	2 or more parties totalling 75%
iii.

Labour (Clause 202{b}): (1) Second Level Supervisors located in a Production Office and directly employed in the conduct of Joint Operations shall _/shall not X be charged.

(2)Technical Employees located in a Production Office and directly employed in the conduct of Joint Operations shall ___/shall not X be charged.

iv.	Employee Benefits Clause 203 {b}:	25%
v.	Warehouse Handling (Clause 217): 2.5% for tubular goods 2" and over and other items with new price over $5,000; 5% of the cost of all other material.
v.	Overhead Clause (302):
	(a) For each Exploration Project:
	(1) 5% of first $50,000.00 (2) 3% of next $100,000.00 (3) 1% of cost exceeding (1) and (2)
	(b) For each Drilling Well:
	(1) 3% of first $50,000.00 (2) 2% of next $100,000.00 (3) 1% of cost exceeding (1) and (2)
	(c) For each Construction Project:
	(1) 5% of first $50,000.00 (2) 3% of next $100,000.00 (3) 1% of cost exceeding (1) and (2)
	(d) For each Operation and Maintenance:

(1) N/A% of the Cost; and/or

(2) For producing, injection and water

source operation a flat rate of $N/A

per month; or

(3) $250.00 per producing well per month.

The rates in Subclause d(2) and d(3) herein will _______/will not X escalate.

vii. Pricing of Joint Material Purchases, Transfers and Dispositions: Approval of Non-Operator(s) required if new price greater than $25,000.00.

viii. Periodic Inventories (Clause 501): at 5 years intervals.

MOXIE EXPLORATION LTD.

811 - 3rd Street S.W., Calgary, Alberta T2P 4L5, tel: (403) 269-9163, fax: (403) 269-4179

October 10, 2001

Netco Energy Inc.

1320, 925 W. Georgia Street

Vancouver, BC

V6C 3L2

Attention: Donald A. Sharpe, President
Re:	Participation Agreement dated October 10, 2001 Eyremore Area, Alberta Section 8 & Portion Section 21-19-18 W4M Our File: C-1053-003

This letter is to evidence an agreement reached between Moxie Exploration Ltd. ("Moxie") and Netco Energy Inc. ("Netco") is as follows:

1. Definitions:

(a) "Seismic Review and Option Agreement" means that Seismic Review and Option Agreement dated April 26, 2001 made between Gulf Canada Energy Partnership ("Farmor') and Moxie Exploration Ltd. ("Farmee"), a copy of which agreement is attached to this letter as Schedule"A" (hereinafter referred to as "the Agreement").

(b) "Operating Agreement" means certain clauses of the 1990 CAPL Operating Procedure incorporated into and made a part of the Agreement by virtue of the 1997 CAPL Farmout and Royalty Procedure.

2. Participation:

Netco shall participate as to an undivided fifty percent (50%) interest in the obligations, rights, and earnings of Farmee as set forth in the Agreement, such that for the purposes of this agreement the participating interests of the parties shall be:

Moxie Netco	50% 50%

Netco agrees to be bound by the terms and conditions of the Agreement. Moxie shall hold the interest earned by Netco under the Agreement in trust.

3. Operations:

It is understood that the test well to be drilled under the Agreement shall be at a location in Lsd 16 Section 8 Twp 19 Rge 18 W4M. The test well operations shall be conducted in accordance with the terms and conditions of the Farmout & Royalty Procedure with Moxie acting as Operator.

4. Option Well(s):

It is understood that Farmee has the election to drill additional wells pursuant to the Agreement. Netco and Moxie agree that they shall consult prior to making such election, and if one, but not both of the parties hereto elect to drill the option well, then the party electing not to drill the option well shall not be entitled to any of the interests earned by its drilling.

If the foregoing is in accordance with your understanding of the agreement reached between our companies, would you please indicate acknowledgement and acceptance by signing in the space provided, and returning one copy of this letter to the undersigned.

Sincerely,

Moxie Exploration Ltd.

/s/ Laura Hatch

Laura Hatch

Land Manager

/llh

Acknowledge and agreed to this 15th day of October, 2001.

Netco Energy Inc.

/s/ Donald A. Sharpe

Donald A. Sharpe, President

AREA OF MUTUAL INTEREST AGREEMENT

THIS AGREEMENT made effective the 9th day of October, 2001,

BETWEEN:

MOXIE EXPLORATION LTD., a body corporate

having an office in the City of Calgary, in the Province

of Alberta (hereinafter called "Moxie")

- and -

NETCO ENERGY INC., a body corporate having an

office in the City of Vancouver, in the Province of

British Columbia (hereinafter called "Netco")

WHEREAS the Parties wish to provide for an Area of Mutual Interest for the acquisition of petroleum and natural gas rights underlying lands within the Area of Mutual Interest;

NOW THEREFORE in consideration of the terms and the mutual convenants hereinafter contained, the Parties agree as follows:

ARTICLE I

INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals, unless otherwise defined herein, capitalized terms shall have the meanings given to them below:

(a) "Acquired Third Party Lands" has the meaning specified in Subsection 3.3(c)(i)(B);

(b) "Acquisition Notice" has the meaning specified in Section 3.2;

(c) "Agreement" means this Area of Mutual Interest Agreement, including all amendments;

(d) "AMI Lands" means those lands located within the Area of Mutual Interest in which neither Party has an interest as of the date of this Agreement;

(e) "Area of Mutual Interest" means the area described in Exhibit "A" attached to this Agreement;

(f) "Business Day" means any day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(g) "Notice" has the meaning specified in Subsection 3.3(a)(i);

(h) "Notice of Acceptance" has the meaning specified in Subsection 3.3(a)(ii);

(i) "Operating Procedure" means the 1990 CAPL Operating Procedure together with the 1988 PASC Accounting Procedure modified to include the rates and elections set forth in Exhibit "B" attached to this Agreement;

(j) "Parties" means the parties to this Agreement and "Party" means any one of them;

(k) "Proposing Party" means the Party proposing to acquire an interest in any AMI Lands;

(1) "Receiving Party" means the Party other than the Proposing Party;

(m) "Term" has the meaning specified in Section 2.1;

(n) "Third Party Lands" has the meaning specified in Subsection 3.3(b)(i)(D).

1.2 Exhibits

(a) The following Exhibits are attached to and incorporated in this Agreement:

Exhibit "A"	-	Area of Mutual Interest
Exhibit "B"	-	1990 CAPL Operating Procedure and 1988 PASC Accounting Procedure elections

(b) If there is any conflict between an Exhibit and any provision of the main body of this Agreement, the provision of the main body of this Agreement shall prevail.

1.3 Interpretation

In this Agreement:

(a) the headings of Articles and Sections are for convenience only and shall not be taken into account in the interpretation of this Agreement;

(b) unless otherwise specified, a reference to an Article, Section, Subsection or Paragraph is a reference to an Article, Section, Subsection or Paragraph of this Agreement;

(c) words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa; and

(d) "herein", "hereto", "hereof' and similar expressions refer to this Agreement.

1.4 Currency

Except as otherwise provided in this Agreement, all monetary references in this Agreement are expressed in Canadian dollars.

ARTICLE 11

TERM

2.1 Term

(a) The initial term of this Agreement shall commence on the date hereof and shall continue until October 8, 2002 unless sooner terminated in accordance with Section 2.1(b).

(b) This Agreement shall automatically terminate on the date of closing of a transaction in which:

(i) a third party acquires all or substantially all of the assets of a party; or

(ii) a party merges or amalgamates or otherwise has control of its shares acquired by a third party.

ARTICLE III

AMI LANDS

3.1 General

During the term of this Agreement a Party shall not acquire an interest in any AMI Lands without complying with the provisions of Section 3.2.

3.2 Acquisition Notice

If a Party acquires an interest or the right to earn an interest in any AMI Lands during the Term, such Party shall give notice to the other Parties (the "Acquisition Notice"). The Acquisition Notice shall contain full particulars regarding the costs and nature of such acquisition.

3.3 Right to Elect

(a) Crown Land Sale: If the proposed acquisition of such AMI Lands is by way of a Crown Land Sale, the following shall apply:

(i) the Proposing Party shall, on or before five (5) Business Days prior to such Crown sale, provide the Receiving Party with notification ("Notice") providing reasonable details with respect to such acquisition, including:

(A) the parcels to be bid on; and

(B) the respective bid price for each parcel;

(ii) the Receiving Party may elect, on or before two (2) Business Day prior to such Crown sale, to participate in the acquisition of any of the parcels by Notice (the "Notice of Acceptance"), in which case the Parties shall jointly bid on such parcels; provided, however, that failure of the Receiving Party to elect within such time period to participate in the acquisition of any such parcels shall be deemed an election not to participate in the acquisition of such parcels at the Crown sale; and

(iii) if the Receiving Party elects not to participate or is deemed to elect not to participate in the acquisition of any such parcel or parcels, the Proposing Party shall be entitled to acquire such parcel or parcels for its sole account and any such parcel or parcels so acquired shall thereafter become Excluded Lands and shall not be subject to this Agreement; provided, however:

(A) if the Proposing Party acquires any such parcels for an amount that differs by five percent (5%) or more from the bid price indicated in its notice to the Receiving Party, the Proposing Party shall immediately give further notice of such acquisition to the Receiving Party and the Receiving Party shall have a period of five (5) Business Days upon receipt of such further notice to elect to participate in such acquisition with the provisions of subclauses 3.3(a)(ii) and (iii) applying mutatis mutandis; or

(B) if the Receiving Party acquires any such parcels pursuant to the Crown sale, the Receiving Party shall immediately give notice of such acquisition to the Proposing Party and the Proposing Party shall have a period of five (5) Business Days upon receipt of such notice to elect to participate in such acquisition with the provisions of subclauses 3.3(a)(ii) and (iii).

(b) Farmin: If the proposed acquisition is by way of a farmin involving the drilling of a test well, the following shall apply:

(i) the Proposing Party shall provide the Receiving Party with Notice providing reasonable details with respect to such acquisition, including:

(A) the proposed location and depth of the test well;

(B) the formations to be penetrated by the test well;

(C) the estimated costs of the test well and other proposed earning obligations;

(D) the third party lands to be earned by the test well ("Third Party Lands") and other proposed earning obligations; and

(E) the proposed commencement date and estimated duration of the test well;

(ii) the Receiving Party may elect in writing within ten (10) Business Days from receipt of the Notice to participate in such test well and other proposed earning obligations, by delivering a Notice of Acceptance to the Proposing Party, in which case4 the Parties shall jointly acquire all such Third Party Lands to be earned by the test well and other proposed earning obligations; provided, however, that failure of the Receiving Party to elect within such time period shall be deemed an election not to participate in such test well and other proposed earning obligations; and

(iii) if the Receiving Party elects not to participate or is deemed to elect not to participate in such test well and other proposed earning obligations, the Proposing Party shall be entitled to acquire such applicable Third Party Lands for its sole account and any such Third Party Lands acquired shall thereafter become Excluded Lands and shall not be subject to this Agreement; provided, however, if the Proposing Party acquires such Third Party Lands for consideration or in return for commitments that are more favorable to the Proposing Party than those set out in the Notice, the Proposing Party shall immediately give further notice of such acquisition to the Receiving Party and the Receiving Party shall have a period of five (5) Business Days upon receipt of such further notice to elect to participate in such acquisition with the provisions of subclauses 3.3(b)(ii) and (iii) applying mutatis mutandis.

(c) Acquisitions other than by Crown Sale or Farmin: If the proposed acquisition of such AMI Lands is other than by way of a Crown sale or a Farmin involving the drilling of a test well, the following shall apply:

(i) the Proposing Party shall give the Receiving Party Notice providing reasonable details with respect to such acquisition including:

(A) the estimated costs associated with such acquisition and other proposed earning obligations; and

(B) the Third Party Lands associated with such acquisition (the "Acquired Third Party Lands");

(ii) the Receiving Party may elect in writing within ten (10) Business Days from receipt of the Notice to participate in such acquisition. in which case the Parties shall jointly acquire all such Acquired Third Party Lands to be acquired pursuant to the acquisition; provided, however, that failure of the Receiving Party to elect within such time period shall be deemed an election not to participate in such acquisition; and

(iii) if the Receiving Party elects not to participate or is deemed not to participate in such acquisition, the Proposing Party shall be entitled to acquire such Acquired Third Party Lands for its sole account and such Acquired Third Party Lands shall thereafter become Excluded Lands and shall not be subject to this Agreement; provided, however, if the Proposing Party acquires such Acquired Third Lands for consideration or in return for commitments that are more favorable to the Proposing Party than those set out in the Notice, the Proposing Party shall immediately give further notice of such acquisition to the Receiving Party and the Receiving Party shall have a period of five (5) Business Days upon receipt of such further notice to elect to participate in such acquisition with the provisions of subclauses 3.3(a)(ii) and (iii) applying mutatis mutandis.

(d) For AMI Lands acquired by the Parties pursuant to Section 3.3 the acquisition costs and ownership interests shall be shared by the Parties, each as to fifty percent (50%).

ARTICLE IV

OPERATING PROCEDURE TO APPLY

4.1 Operating Procedure to Apply

If AMI Lands are jointly acquired by the Parties and the ownership and operation thereof are not governed by another operating agreement to which the Parties are party, the ownership and operation thereof shall be governed by the Operating Procedure. If rights or interests in the Area of Mutual Interest other than AMI Lands are acquired pursuant to Section 3.3, the Parties agree to negotiate in good faith the terms of any required joint interest agreement.

ARTICLE V

EXCEPTION

5.1 Exception

The provisions of this Agreement shall not apply to an acquisition by any Party hereto of an interest in AMI Lands through an amalgamation, merger, consolidation or reorganization with any one or more other corporations, or as a result of or through the acquisition of all or substantially all of the undertaking, property and assets of any one or more other corporations.

ARTICLE VI

MISCELLANEOUS PROVISIONS

6.1 Execution in Counterpart

This Agreement may be executed in as many counterparts as are necessary and all executed counterparts together shall constitute one agreement.

6.2 Assignment

The Parties shall not assign this Agreement or any of their interest, rights or obligations hereunder without first obtaining the written consent of the other Parties.

6.3 Governing Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each Party hereby submits to the exclusive jurisdiction of the Courts of Alberta and all courts of appeal therefrom for all purposes hereof, provided that the foregoing shall not restrict a Party from enforcing a judgment outside of Alberta including the ability to initiate an original action in the courts of another jurisdiction if the judgment cannot be enforced.

6.4 Waivers

No waiver by a Party of any breach of a provision of this Agreement shall be binding upon such Party unless it is expressed in writing and duly executed by such Party, and such waiver shall not operate as a waiver of any future breach, whether of a like or different character.

6.5 Further Assurances

Each of the Parties shall from time to time and at all times do all such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.

6.6 Entire Agreement

The Parties have expressed herein their entire understanding and agreement concerning the Subject matter of this Agreement.

6.7 Severability

If any provision of this Agreement should be invalid, illegal or unenforceable in any respect or in any circumstance, the legality or enforceability of such provision in anv other respect or circumstance shall not in any way be affected or impaired thereby and the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

6.8 Notices

Any notices to be given and any election to be made hereunder must be in writing and must be given either by personal service or by facsimile to the addresses or fax numbers shown below:

(a)	Moxie Exploration Ltd. 811 - 3rd Street S.W. Calgary, AB T2P 4L5 Phone: (403) 269-9163 Fax: (403) 269-4179 Attn: Laura Hatch, Land Manager
(b)	Netco Energy Inc. 1320, 925 W. Georgia Street Vancouver, BC V6C 3L2 Phone: (604) 689-8336 Fax: (604) 682-5564 Attn: Donald A. Sharpe, President

Any notice given by personal service shall be deemed to be given and received on the date of such service. Any notice given by facsimile shall be deemed to be given to and received by the addressee on the Business Day transmitted during normal business hours or the next Business Day of outside normal business hours provided in either case receipt is confirmed to the transmitting party. Any Party may from time to time change its address or fax number for notice by giving notice to the other Parties.

6.9 Enurement

This Agreement shall enure to the benefit and be binding upon the Parties and their respective successors and permitted assigns.

6.10 Time of the Essence

Time is of the essence of this Agreement.

6.11 No Amendments

This Agreement cannot be amended without a written amending agreement executed by all Parties.

IN WITNESS WHEREOF the Parties have duly executed this Agreement each on the date first above written.

Moxie Exploration Ltd.

/s/ Steve Dabner

Steve Dabner, President

/s/ Tom Love

Tom Love, Chief Financial Officer

Netco Energy Inc.

/s/ Donald A. Sharpe

Donald A. Sharpe, President

EXHIBIT "A"

attached to and forming part of an Area of Mutual Interest Agreement dated the 9th day of

October, 2001, between Moxie Exploration Ltd. and Netco Energy Inc.

Area of Mutual Interest and Excluded Lands

The "Area of Mutual Interest" is the area outlined in red on the attached map and described as:

(a)	Area Name	-	Eyremore
(b)	Described Area	-	Twp. 19 Rge 18 W4M

EXHIBIT "B"

attached to and forming part of an Area of Mutual Interest Agreement dated the 9th day of October, 2001, between Moxie Exploration Ltd. and Netco Energy Inc.

1990 CAPL OPERATING PROCEDURE ELECTIONS

i.	Insurance (Clause 311):	Alternate "A" X	Alternate "B"___
ii.	Marketing Fee (Clause 604):	Alternate "A" X	Alternate "B"___
iii.	Casing Point Election (Clause 903):	Alternate "A" X	Alternate 'B" ___
iv.	Penalty for Independent Operations (Clause 1007):
	1. (Clause 1007{a}) 2. (Clause 1007 {b})	Development Wells Exploratory Wells	300% 400%
v.	Clause 1010(a)(iv): Title Preserving Well 180 days.
vi.	Disposition of Interests (Clause 2401):	Alternate "A" X	Alternate 'B" ___
vii.	Recognition Upon Assignment (Clause 2404):	Superceded by Assignment Procedure

SUMMARY OF 1988 REVISED PASC ACCOUNTING PROCEDURE

i.	Operating Advances Clause 105{a}):	10%
ii.	Approvals (Clause 110):	2 or more parties totalling 60%
iii.

Labour (Clause 202{b}): (1) Second Level Supervisors located in a Production Office and directly employed in the conduct of Joint Operations shall _/shall not X be charged.

(2)Technical Employees located in a Production Office and directly employed in the conduct of Joint Operations shall ___/shall not X be charged.

iv.	Employee Benefits Clause 203 {b}:	25%
v.	Warehouse Handling (Clause 217): 2.5% for tubular goods 2" and over and other items with new price over $5,000; 5% of the cost of all other material.
v.	Overhead Clause (302):
	(a) For each Exploration Project:
	(1) 5% of first $50,000 (2) 3% of next $100,000 (3) 1% of cost exceeding (1) and (2)
	(b) For each Drilling Well:
	(1) 3% of first $50,000 (2) 2% of next $100,000 (3) 1% of cost exceeding (1) and (2)
	(c) For each Construction Project:
	(1) 5% of first $50,000 (2) 3% of next $100,000 (3) 1% of cost exceeding (1) and (2)
	(d) For each Operation and Maintenance:

(1) N/A% of the Cost; and/or

(2) For producing, injection and water

source operation a flat rate of $N/A

per month; or

(3) $275 per producing well per month.

The rates in Subclause d(2) and d(3) herein will _______/will not X escalate.

vii. Pricing of Joint Material Purchases, Transfers and Dispositions: Approval of Non-Operator(s) required if new price greater than $25,000.

viii. Periodic Inventories (Clause 501): at 5 years intervals.