Form 20-F
period 2002-12-31
NETCO ENERGY INC
filed 2003-07-02
CIK 1115672

FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

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

There were 6,461,829 common shares, without par value, issued and outstanding as of May 27, 2003.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ X ] NO [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 [ ] ITEM 18 [X]

TABLE OF CONTENTS

Item / Page Number

PART 1

Item 1 Identity of Directors, Senior Management and Advisers / not applicable

Item 2 Offer Statistics and Expected Timetable / not applicable

Item 3 Key Information / page 1

Item 4 Information on Netco Energy Inc. / page 10

Item 5 Operating and Financial Review and Prospects / page 18

Item 6 Directors, Senior Management and Employees / page 21

Item 7 Major Shareholders and Related Party Transactions / page 26

Item 8 Financial Information / page 27

Item 9 The Offer and Listing / page 28

Item 10 Additional Information / page 30

Item 11 Quantitative and Qualitative Disclosures About Market Risk / page 45

Item 12 Description of Securities Other than Equity Securities / page 45

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies / not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds / not applicable

Item 15 Controls and Procedures / page 45

Item 16 (Reserved) (Reserved)

PART III

Item 17 Financial Statements / page 46

Item 18 Financial Statements / page 46

Item 19 Exhibits / page 59

SIGNATURES / page 61

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

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended December 31, 2002 is derived from our consolidated financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2002	2001	2000	1999	1998
Net Sales or Operating Revenue	1,281,645	604,160	592,072	302,478	293,881
Direct Costs			137,198	74,407	100,861
Administrative Expenses	201,245	266,808	250,267	196,667	262,932
Amortization and Asset Write-down	311,000	37,181	150,419	24,352	9,041,763
Income (Loss) From Operations	878,125	192,826	81,047	1,203,227	(9,099,800)
Net Income (Loss) from Continuing Operations	878,125	192,826	81,047	1,203,227	(9,099,800)
Net Income (Loss) for the year	878,125	192,826	81,047	1,203,227	(9,099,800)
Net Income (Loss) from Operations per Common Share	0.14	0.06	0.03	0.55	(4.52)
Income (Loss) from Continuing Operations per Common Share	0.14	0.06	0.03	0.55	(4.52)
Total Assets	2,873,267	1,737,938	1,009,379	914,082	851,220
Net Assets	2,752,551	1,489,176	984,350	899,693	(493,534)
Capital Stock	9,634,484	9,249,234	8,937,234	8,743,984	8,743,984
Number of Common Shares (adjusted to reflect changes in capital)	6,461,829	4,749,329	3,199,329	2,186,826	2,186,826
Diluted Net Income per Common Share	0.13	0.05	0.02	0.29	anti- dilutive
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

UNITED STATES GAAP	2002	2001	2000	1999	1998
Net Sales or Operating Revenue	1,281,645	604,160	592,072	302,478	293,881
Direct Costs	-		137,198	74,407	100,861
Administrative Expenses	201,245	266,808	250,667	196,667	262,932
Amortization and Asset Write-down	311,000	37,181	150,419	24,352	1,101,152
Income (Loss) From Operations	878,125	192,826	81,047	1,200,647	(7,685,401)
Net Income (Loss) from Continuing Operations	878,125	192,826	81,047	1,200,647	(7,685,401)
Net Income (Loss) for the year	878,125	192,826	81,047	1,200,647	(7,685,401)
Net Income (Loss) from Operations per Common Share	0.14	0.06	0.03	0.55	(3.82)
Income (Loss) from Continuing Operations per Common Share	0.14	0.06	0.03	0.55	(3.82)
Total Assets	2,873,267	1,873,472	1,144,913	1,049,616	2,245,619
Net Assets	2,752,551	1,624,710	1,119,884	1,035,227	920,865
Capital Stock	9,634,484	9,249,234	8,937,234	8,743,384	8,734,984
Number of Common Shares (adjusted to reflect changes in capital)	6,461,829	4,749,329	3,199,329	2,186,826	2,186,826
Diluted Net Income per Common Share	0.13	0.05	0.02	0.28	anti- dilutive
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

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

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 11 to the Audited Financial Statements.

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 27, 2003, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.3754. For the past five fiscal years ended December 31 and for the period between December 31, 2002 and May 28, 2003, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 1998	$1.484
December 31, 1999	$1.486
December 31, 2000	$1.4855
December 31, 2001	$1.5519
December 31, 2002	$1.58

Month ended	Low / High
December 31, 2002	$1.5476 / $1.5776
January 31, 2003	$1.5184 / $1.5672
February 28, 2003	$1.4840 / $1.5292
March 31, 2003	$1.4628 / $1.4944
April 30, 2003	$1.4334 / $1.4740
May 31, 2003	$1.4197 / $1.3507

We have not issued any dividends in the past five fiscal years.

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

We are a company with a limited operating history which makes it difficult to evaluate whether we will operate profitably.

We have a limited oil and gas operating history and therefore have a limited history of earnings. We started our oil and gas operations in August, 1997. In the past, we have incurred substantial net losses. For the year ended December 31, 2002, we had a cumulative deficit of $6,881,933. Our ability to generate significant revenues is uncertain. In order for us to make a profit, our revenues will need to increase significantly.

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

We have not obtained title reports and our properties may be subject to prior unregistered agreements, native land claims or transfers which have not been recorded or detected, resulting in a possible claim against any future revenues generated by such properties.

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

Competition in the oil and gas industry is highly competitive.

The oil and gas industry is highly competitive and we must compete with many companies who have greater financial strength and technical resources than we do.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.

Our oil and gas operations are subject to various Canadian federal, provincial and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

The loss of Donald Sharpe would have a materially adverse effect on our prospects.

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

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

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

Our directors and officers own a significant amount of stock and, if they act as a group, will have a significant influence on all matters requiring shareholder approval which may delay or prevent a change in control.

As of May 31, 2003, directors and executive officers beneficially owned approximately 14.6% of our outstanding common shares. As a group, the directors and officers also have options and/or warrants to purchase 1,001,000 additional shares which if exercised would represent approximately 3.4% of our outstanding common shares. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

Trading in our common shares on the TSX Venture Exchange is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

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

Our By-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

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

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding common share purchase warrants exercisable into 2,500,000 common shares which, if exercised, would represent approximately 27% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the our shares.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2002 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

We do not have any subsidiaries. Our previous wholly-owned subsidiary, Green River Petroleum (USA) Ltd., incorporated under the laws of the State of Wyoming was dissolved during 2002.

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

Our Business

Our principal business has been the exploration, development and production of oil and natural gas reserves. Our main focus had been on our assets located in the Bon Air Field, Jefferson Davis Parish, Louisiana, although we had received some revenues from our gross overriding royalty interest in our assets in Sublette County, Wyoming.

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

Sale of Our Assets to Patriot Petroleum Corp. (formerly Patriot Capital Corp.)

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

B. Business Overview

Present Operations of Our Company

Our current operations consist of holding working interests in various oil and gas properties located in Alberta, Canada. Our working interests range from 18.75% to 68.75% depending upon the property. Our more material properties and interests are discussed below.

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

The lands that are encompassed by our farm-out agreement with Daybreak are more particularly described as:

Twp. 43 Rge. 5 W4M: Sections 35, 35, and 16; and

Twp. 43 Rge. 5 W4M: Sections 1, 2, 3, 10, 11 and 12

On November 22, 2001, Daybreak re-entered the well bore in the Wainwright area at 6-2-44-5 W4 targeting the Colony formation. The well was completed and put on production in April, 2002.

We entered into a Farm-in Agreement dated January 24, 2003 with Warrior Energy Corporation ("Warrior"), whereby we can earn an undivided 60% working interest in Block 1 of the farm-in lands, and an undivided 20% working interest in Block 11 of the farm-in lands, by the drilling of a test well, located in the Greencourt Area, Alberta.

We subsequently entered into a Participation Agreement dated February 19, 2003 with Warrior whereby we can earn a 40% interest before pay-out (24% after pay-out) in two wells located in the Morningside Area, Alberta.

Revenues

For the year ended December 31, 2002 we received total revenues of $1,281,645 from our interests in our oil and gas properties located in Alberta, Canada.

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

C. Organizational Structure

As of the date of this annual report, we do not have any subsidiaries.

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

Our Jumpbush Area Assets

We hold a working interest of 18.75% to 37.5% in certain oil and gas assets located in the Jumpbush areas of Alberta, Canada.

Our Wainwright Area Assets

We hold a 68.75% working interest in certain oil and gas assets located in the Wainwright area of Alberta, Canada.

Our Eyremore Area Assets

We hold a 50% working interest in certain oil and gas assets located in the Eyremore area of Alberta, Canada.

Our Granlea Area Assets

We hold a 27.75% working interest in certain oil and gas assets located in the Granlea area of Alberta, Canada.

Our Majorville Area Assets

We hold a 35% working interest in certain oil and gas assets located in the Majorville area of Alberta, Canada.

Production History and Drilling Activity

Our oil and gas assets in Alberta, Canada began production during 2002. For the year ended December 31, 2002 gross production from our Alberta assets was 606 mmcf of gas and 12,500 bbl of oil. Of this gross production, our interest was 332 mmcf of gas and 4,700 bbl of oil.

We have 10 productive wells as at March 31, 2003.

As at the date of this Annual Report, the following 18 wells have been drilled on the properties located in Alberta, Canada in which we hold an interest:

Property	Well	Well Type	Status	Working Interest
Jumpbush	16-3-20-19W4	Natural Gas	Shut In	37.50%
Jumpbush	10-21-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-22-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	6-16-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-24-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	5-17-20-19W4	Natural Gas	Producing	18.75%
Jumpbush	1-1-20-19W4	Oil	Producing	35.00%
Eyremore	102/16-8-19-18W4	Natural Gas	Producing	50.00%
Jumpbush	6-29-20-19W4	Natural Gas	Suspended, waiting on pipeline	37.50%
Jumpbush	8-28-20-19W4	Natural Gas	Shut In	37.50%
Jumpbush	12-29-19-20W4M	Natural Gas	Suspended, waiting on pipeline	37.50%
Majorville	15-25-19-20W4	Natural Gas	Suspended, waiting on completion	35.00%
Jumpbush	11-36-19-20W4M	Natural Gas	Producing	35.00%
Granlea	6-23	Natural Gas	Suspended, waiting on completion	27.75%
Granlea	16-14	Natural Gas	Suspended, waiting on completion	27.75%
Greencourt	4-20	Natural Gas	Suspended, waiting on completion	60.00%
Morningside	8-13-42-1W5M	Natural Gas	Producing	24.00%
Morningside	14-12-42-1W5M	Natural Gas	Producing	24.00%
Wainwright	6-2-44-5W4M	Natural Gas	Producing	68.75%
Jumpbush	8-29-38-7W4	Natural Gas	Suspended, waiting on pipeline	50.00%

Geology and Reserve Summaries

McDaniel & Associates Consultants Ltd. ("McDaniel") independent geological and petroleum engineering consultants of Calgary, Alberta, have prepared a report utilizing escalated cost and price assumptions dated January 1, 2003, evaluating as at January 1, 2003 the crude oil and natural gas reserves attributable to the Assets (the "McDaniel Report"). All of the reserves identified in the McDaniel Report are located in Alberta, Canada. The McDaniel Report is summarized in the table below.

Total Reserves and Present Worth Values
Escalating Prices as of January 1, 2003
Proved and Probable Reserves - Unrisked

Total of All Areas
	Company Share of Remaining Reserves (mbbl, mmcf, mlt)		Company Share of Present Worth Values Before Income Tax (4)(5)(6) (M$)

	Gross (1)	Net (2)	@0.0%	@10.0%	@12.0%	@15.0%	@20.0%

Proved Producing Reserves
Natural Gas	1,111.9	781.7	3,364.6	2,778.9	2,689.3	2,567.4	2,392.0
Royalty Tax Credit			34.9	31.1	30.5	29.6	28.2

Total			3,399.5	2,810.0	2,719.8	2,597.0	2,420.2

Proved Non-Producing Reserves
Crude Oil	5.8	4.3	30.5	17.3	15.4	13.0	9.9
Natural Gas	132.2	99.2	285.9	211.3	200.6	186.4	166.8

Total			316.4	228.5	216.0	199.5	176.7

Total Proved Reserves
Crude Oil	5.8	4.3	30.5	17.3	15.4	13.0	9.9
Natural Gas	1,244.2	880.9	3,650.5	2,990.1	2,889.9	2,753.9	2,558.8
Royalty Tax Credit			34.9	31.1	30.5	29.6	28.2

Total			3,715.9	3,038.5	2,935.8	2,796.5	2,596.9

Total Probable Reserves
Crude Oil	5.8	4.3	61.9	29.1	25.1	20.3	14.3
Natural Gas	640.6	470.0	1,628.8	1,030.0	955.4	860.5	736.5
Royalty Tax Credit			20.6	15.9	15.1	14.2	12.8

Total			1,711.2	1,075.0	995.7	895.0	763.7

Total Proved & Probable Reserves
Crude Oil	11.6	8.7	92.4	46.4	40.6	33.3	24.2
Natural Gas	1,884.8	1,350.8	5,279.3	4,020.1	3,845.2	3,614.3	3,295.3
Royalty Tax Credit			55.5	47.0	45.6	43.8	41.0

Total			5,427.1	4,113.5	3,931.4	3,691.4	3,360.6

BOE Reserves & PWV/BOE (3)
Proved Producing	185.3	130.3	18.34	15.16	14.68	14.01	13.06
Proved Non-Producing	27.8	20.9	11.38	8.22	7.77	7.17	6.35
Total Proved	213.1	151.1	17.44	14.26	13.77	13.12	12.18
Total Probable	112.5	82.7	15.21	9.55	8.85	7.95	6.79
Total Proved & Probable	325.7	233.8	16.66	12.63	12.07	11.33	10.32

(1) Before royalty deductions.

(2) After royalty deductions.

(3) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.00:1 for Condensate and C5+, 1.00:1 for Ethane, 1.00:1 for Propane, 1.00:1 for Butanes, 1.00:1 for NGL Mix, 1.00:1 for Sulphur, PWV/BOE based on Gross BOE reserves.

(4) No allowance was made for the degree of risk associated with any of the reserve categories.

(5) Includes allowance for Alberta Royalty Tax Credit.

(6) Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

The values may not necessarily be fair market value of the reserves.

The McDaniel Report contains an evaluation prior to provision for income taxes, interest, abandonment and site restoration costs and general and administrative costs, after deduction of royalties and estimated future capital. It should not be assumed that the discounted net present value estimated by McDaniel represents the fair market value of the reserves. Where the present value is based on escalating or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

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

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2002, 2001 and 2000 should be read in conjunction with our consolidated financial statements and related notes included therein included in this annual report in accordance with Item 8 - "Financial Information".

A. Operating Results

Revenues

For the year ended December 31, 2002 we received revenues totalling $1,281,645 from our interest in our Alberta assets before deduction of royalties. For the year ended December 31, 2001 we received revenues of $604,160. The increase in revenues is due to the production from our oil and gas assets located in Alberta, Canada which went into production during 2002. For the year ended December 31, 1001 we did not receive any revenues from our Canadian oil and gas assets. We recognize our revenues by accruing them in the month earned.

Expenses

During the year ended December 31, 2000, general and administrative expenses were $250,267. This reflects lower office overhead but also an increase in professional fees related to our regulatory filings. For the year ended December 31, 2001, general and administrative expenses increased marginally to $266,808. For the year ended December 31, 2002, general and administrative expenses decreased marginally to $201,245 due to the sale of our US assets.

In 2000, we paid $93,742 in royalties and $43,455 in operating expenses. In 2001, we paid $98,812 in royalties and $52,028 in operating expenses. In 2002 we paid $208,154 in royalties and $162,732 in operating expenses. The increase in royalties and operating expenses from the 2001 to the 2002 fiscal year was as a result of the increased number of producing wells in Alberta, Canada.

Other Income

Over the year ended December 31, 2000, we had interest income of $13,996 and a foreign exchange gain of $13,223. For the year ended December 31, 2001 we had interest income of $20,939 and a foreign exchange gain of $18,556. Over the year ended December 31, 2002 we had interest income of $7,699 and a foreign exchange gain of $28,833.

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

Income Taxes

We have a net capital loss for Canadian tax purposes of $979,000, which is available to carry forward indefinitely to apply against any future taxable capital gains as calculated under the Canadian income tax act. We also have non-capital losses of $2,059,822 to offset future taxable income as calculated under the Canadian income tax act.

Net Income or Loss

Our net income for the year ended December 31, 2002 was $878,125, or $0.14 per share, compared to the year ended December 31, 2001 when the net income was $192,826 or $0.06 per share. The increase was primarily due to the sale of our Wyoming and Louisianna assets and the increases in production from our Alberta assets. For the year ended December 31, 2002 the net income from our Alberta assets was $411,510, as compared to a net loss of $255,939 from our Alberta assets for the year ended December 31, 2001.

We do not believe that inflation will affect our operations at this stage of our development.

B. Liquidity and Capital Resources

On January 18, 2002 we issued 1,000,000 units (the "Units") at a price of $0.20 per unit, with each Unit consisting of one common share and one non-transferable share purchase warrant, entitling the holder to purchase one additional common share for a period of two (2) years from the issuance of the Units at a price of $0.23 per share pursuant to a private placement of an aggregate of 2,500,000 Units (the "Private Placement") for aggregate proceeds of $500,000. The first closing of the Private Placement closed on November 15, 2001 with the issuance of 1,500,000 Units and the remaining 1,000,000 Units were issued to Cubix Investments Ltd. ("Cubix") on January 18, 2002 following the receipt of shareholder approval at a special meeting held on January 7, 2002. As the issuance of the 1,000,000 Units to Cubix would, if fully converted, potentially result in our "change of control" pursuant to the Policies of the TSX Venture Exchange, under the Policies of the TSX Venture Exchange the issuance of the Units to Cubix required shareholder approval.

On January 9, 2002 we issued 712,500 common shares pursuant to the exercise of 712,500 share purchase warrants at $0.25 per common share, for proceeds of $185,250.

Subsequent to the year ended December 31, 2002 we arranged an operating credit line with the National Bank of Canada consisting of an $850,000 revolving operating demand loan, and a $250,000 non-revolving acquisition and development demand loan. These loans are secured by an Acknowledgement of Debt Revolving Demand Credit Agreement, a General Assignment of Book Debts, a Negative Pledge, and a Floating Charge Demand Debenture from us to National Bank in the principal amount of $5,000,000 securing all of our present and after-acquired real and personal property.

Also subsequent to the year ended December 31, 2002, we completed a non-brokered private placement consisting of 100 convertible debentures valued at $10,000 per debenture for net proceeds of $1,000,000. Each debenture carries interest at the rate of 15% per annum, payable quarterly, in arrears and has a term of three years, expiring on March 28, 2006, as may be extended upon mutual agreement between us and the placees. All or any portion of the outstanding principal sum and accrued interest of each debenture is convertible at the option of the placees into units in the capital of our company at a price of $0.30 per unit if converted during the first two years of the debenture or at a price of $0.33 per unit if converted during the third year of the debenture.

Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the placees to purchase one additional common share at a price of:

i) $0.30 per warrant share if the debenture is converted after the date of issuance of the debenture and on or before one year following the date of issuance of the debenture;

ii) $0.40 per warrant share if the debenture is converted after the first anniversary of the issuance of the debenture and on or before two years following the date of issuance of the debenture; and

iii) $0.50 per warrant share if the debenture is converted after the second anniversary of the issuance of the debenture and on or before the due date of the debenture.

Related parties to our company subscribed for a total of 69.88 debentures of the total offering of 100 debentures. Proceeds from this private placement will be used to further our exploration and drilling program in Alberta.

We do not plan any further land acquisitions or exploratory programs at this time. Our commitments for capital expenditures are limited to our participation in the Canadian properties in which we have an interest or a right to acquire an interest, and for our office rent. We have sufficient cash from our operations and financing activities to be able to pay for these commitments.

U.S. GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 11 to our consolidated financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

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

As at December 31, 2002 there were no material differences between the loss per share under Canadian generally accepted accounting principles and under United States generally accepted accounting principles. The reasons for the losses are as discussed above under "Results from Operations".

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
Donald A. Sharpe President, Chief Executive Officer, Chief Executive Officer, Secretary, Treasurer and Director Age: 45

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

John R. Hislop Director Age: 50	Director since June 29, 1999. As a director, Mr. Hislop is responsible for the management and supervision of the affairs and business of our company.
Hans Christopher Schultze Director Age: 39	Director since March 14, 2003. As a director, Mr. Schultze is responsible for the management and supervision of the affairs and business of our company.

Donald A. Sharpe, President, CEO, CFO, Secretary, Treasurer and Director

Mr. Sharpe devotes approximately fifty percent (50%) of his working time to the affairs of our company. Mr. Sharpe also serves or has served as: (a) Director and President of Gemini Energy Corp, an oil and gas exploration company listed on the TSX Venture Exchange since October 20, 2000; (b) director of Heartland Oil and Gas Corp., a public resource company since September 2002; (c) director of Watch Resources Ltd., a public resource company since April 2002; (d) director, President and Chief Executive Officer of Capital Charter Corp. from November 1998 to March 2000; (e) director of Result Energy Inc. (formerly Daybreak Resources Corp.), a public resource company, from May 2000 to present; (f) director, President and Chief Executive Officer of Empress Capital Corp., a public resource company, from April 1999 to May 2000; (g) director and President of JABA Inc., a public resource company, from April 1995 to November 1997; (h) President and Chief Executive Officer of Nation Energy, Inc., a public resource company, from June 1999 to present; (i) director, President and Chief Executive Officer of Patriot Petroleum Corp., a public resource company listed on the TSX Venture Exchange, from June 1999 to present; (j) director of UKT Recycling Technologies Inc., a public resource company, from November 1994 to January 1999, Chairman from January 1996 to January 1999, and Chief Executive Officer from January 1996 to January 1998; (k) director of Velvet Exploration Inc., a public resource company, from November 1996 to November 1998; and (l) professional geo-physicist with 20 years of experience in the oil and gas industry, and in the management of public companies.

John R. Hislop, Director

Mr. Hislop devotes approximately five percent (5%) of his working time to the affairs of our company. Since 1990, Mr. Hislop has worked as an independent financial consultant. He also serves or has served as: (a) Director of Gemini Energy Corp, an oil and gas exploration company listed on the TSX Venture Exchange from March 3, 1995 to June 27, 2002 and President from March 13, 1997 to January 28, 1998; (b) director of Ariel Resources Ltd., a public resource company, from December 1991 to March 2000, and Chief Financial Officer from December 1994 to December 1997; (c) director of Cubix Investments Ltd., a public resource and investment company, from February 1994 to present, and President from February 1994 to February 2001; director, (d) President, CEO and CFO of Exxel Energy Corp., a public company, since October 2001; (e) director of Kinysis Pharmaceutical Inc., a public resource company, from July - October 1997, and President, Secretary, Chief Financial Officer and Chief Executive Officer from July - August 1997; (f) director and President of Warrior Energy N.V., a public resource company, from October 1997 to present; (g) director and Secretary of Nation Energy, Inc., a public resource company, from June 1999 to present; (h) director of Patriot Petroleum Corp., from April 1999 to present; (i) director of Spectrum Resources Ltd., a public resource company, from September 1996 to November 1997; (j) director of Ultra Petroleum Corp., a public oil & gas company, from March 1993 to January 18, 2001, President from March of 1993 to May of 1996, and Chief Financial Officer from May of 1996 to September of 1998; (k) President and director of Ultra Holdings Inc., a public resource company, from July 1999 to October 2001; and (l) director of Zconnexx Corporation from November 1998 to May 2000.

Hans Christopher Schultze, Director

Mr. Schultze devotes approximately five percent (5%) of his working time to the affairs of our company. Mr. Schultze has also served or serves as: (a) President and Director of FM Resources Corp., a resource company listed on the TSX Venture Exchange since February 2000; (b) Secretary of Gemini Energy Corp. since October 1998 and Vice President of Exploration of Gemini Energy Corp. since May 1997; (c) secretary of Patriot Petroleum Corp. since June 1999 and (d) geologist with Cominco Ltd. from May 1988 to May 1997.

There are no family relationships between any of our officers and/or directors.

B. Compensation

Other than as set forth in the table below, our executive officer was not paid and did not earn compensation from our company for performing his duties during the three fiscal year ended December 31, 2002:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation(1)
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Donald A. Sharpe President, CEO, CFO, Secretary, Treasurer and Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nill	Nil Nil 187,500(2)	Nil Nil Nil	Nil Nil Nil	$60,000 $60,000 $60,000

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

No cash compensation was paid to any of our directors for their services as directors during the fiscal year ended December 31, 2002. We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options.

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

C. Board Practices

The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders. The last annual meeting was held on June 27, 2002, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the ABCA.

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

D. Employees

As of December 31, 2002, we did not have any employees, and as of May 31, 2003, we did not have any employees. Our operations are managed by our sole officer, Donald A. Sharpe.

E. Share Ownership

There were 6,461,829 common shares issued and outstanding as of May 27, 2003. Of the shares issued and outstanding and the stock options granted, our directors and officers owned the following common shares as of May 31, 2003:

Name Office Held	Number of Common Shares Beneficially Owned as of May 31, 2002	Percentage(1)
Donald A. Sharpe President, CEO, CFO, Secretary, Treasurer and Director	633,500(2)	9.3%
John R. Hislop Director	592,583(3)	8.7%
Hans Christopher Schultze Director	20,000 (4)	*%

* Less than 1%

(1) Based on 6,461,829 common shares issued and outstanding as at May 31, 2003, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of May 31, 2003.

(2) Includes 100,000 stock options granted on November 22, 1999 at an exercise price of $0.22, expiring on November 22, 2004, and 87,500 stock options granted on December 7, 1999, at an exercise price of $0.26, expiring on December 7, 2004. In addition, Mr. Sharpe holds 350,000 share purchase warrants entitling him to acquire up to an additional 350,000 common shares at a price of $0.23 per share up to November 15, 2003. In addition, Mr. Sharpe also holds 11.63 convertible debentures entitling him to acquire up to an additional 387,667 common shares and 387,667 share purchase warrants at a price of $0.30 per share if converted at any time until March 28, 2005 or at $0.33 per share if converted at any time from March 29, 2005 to March 28, 2006.

(3) Includes 93,500 stock options granted on November 22, 1999 at an exercise price of $0.22, expiring on November 22, 2004. In addition, Mr. Hislop holds 350,000 share purchase warrants entitling him to acquire up to an additional 350,000 common shares at a price of $0.23 per share up to November 15, 2003. In addition, Mr. Hislop also holds 43.25 convertible debentures entitling him to acquire up to an additional 1,441,667 common shares and 1,441,667 share purchase warrants at a price of $0.30 per share if converted at any time until March 28, 2005 or at $0.33 per share if converted at any time from March 29, 2005 to March 28, 2006.

(4) Includes 20,000 stock options granted on February 20, 2003 at an exercise price of $0.27, expiring on February 20, 2008. In addition, Mr. Schultze also holds 3 convertible debentures entitling him to acquire up to an additional 100,000 common shares and 100,000 share purchase warrants at a price of $0.30 per share if converted at any time until March 28, 2005 or at $0.33 per share if converted at any time from March 29, 2005 to March 28, 2006.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2002. There are no pension plan benefits in place for our executive officers.

Our Incentive Stock Option Plan, as amended by the 2002 Stock Option Plan, effective as of June 27, 2002, provides for the granting of an aggregate of 1,292,365 stock options to officers, directors, employees, consultants and other key personnel of our company. We intend to utilize the stock options available under our 2002 Stock Option Plan to encourage the interest of those persons to whom stock options are granted in the growth and development of our company by providing them with an opportunity to acquire an increased proprietary interest in our company.

Subsequent to our fiscal year ended December 31, 2002 we granted a total of 30,000 stock options to one of our directors and to one of our consultants. The stock options are exercisable at a price of $0.27 per share until February 20, 2008.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 6,461,829 of our common shares issued and outstanding as of May 27, 2003. The following table sets forth, as of May 27, 2003, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Cubix Investments Ltd.(1)	1,000,000	15.48%
Donald Sharpe	446,000(1)	6.9%
John Hislop(2)	499,083(3)	7.38%

(1) In addition, Mr. Sharpe holds 100,000 stock options granted on November 22, 1999 at an exercise price of $0.22, expiring on November 22, 2004, and 87,500 stock options granted on December 7, 1999, at an exercise price of $0.26, expiring on December 7, 2004. Mr. Sharpe also holds 350,000 share purchase warrants entitling him to acquire up to an additional 350,000 common shares at a price of $0.23 per share up to November 15, 2003. Mr. Sharpe also holds 11.63 convertible debentures entitling him to acquire up to an additional 387,667 common shares and 387,667 share purchase warrants at a price of $0.30 per share if converted at any time until March 28, 2005 or at $0.33 per share if converted at any time from March 29, 2005 to March 28, 2006.

(2) John Hislop, one of our Directors, is a director and shareholder of Cubix Investments Ltd.

(3) Mr. Hislop holds 93,500 stock options granted on November 22, 1999 at an exercise price of $0.22, expiring on November 22, 2004. Mr. Hislop also holds 350,000 share purchase warrants entitling him to acquire up to an additional 350,000 common shares at a price of $0.23 per share up to November 15, 2003. Mr. Hislop also holds 43.25 convertible debentures entitling him to acquire up to an additional 1,441,667 common shares and 1,441,667 share purchase warrants at a price of $0.30 per share if converted at any time until March 28, 2005 or at $0.33 per share if converted at any time from March 29, 2005 to March 28, 2006.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of May 27, 2003, the registrar and transfer agent for our company reported that there were 6,461,829 common shares issued and outstanding. Of those common shares issued and outstanding, 5,963,985 common shares were registered to Canadian residents (13 shareholders), 464,844 common shares were registered to residents of the United States (31 shareholders) and 33,000 common shares were registered to residents of other foreign countries (1 shareholder).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company, except that Cubix has the right to acquire a further 1,000,000 of our common shares upon the exercise of share purchase warrant which, if exercised, would result in Cubix holding 26.8% of our issued and outstanding common shares.

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

All Audited Statements are in Canadian dollars.

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2002, 2001, and 2000 (audited), reported on by Lancaster & David, Chartered Accountants:

Auditor's Report dated April 25, 2003, as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Income and Deficit for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

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

B. Significant Changes

None.

ITEM 9 The Offer and Listing

Price History

Full Financial Years

The annual high and low market prices for the five most recent full financial years (January 1, 1998 through December 31, 2002) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
December 31, 1998	$1.55	$0.045
December 31, 1999	$0.28	$0.02
December 31, 2000	$0.90	$0.19
December 31, 2001	$0.75	$0.23
December 31, 2002	$0.52	$0.24

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
December 31, 2002	$0.30	$0.24
September 30, 2002	$0.39	$0.24
June 30, 2001	$0.52	$0.33
March 31, 2001	$0.43	$0.25
December 31, 2001	$0.50	$0.23
September 30, 2001	$0.61	$0.25
June 30, 2001(1)	not available	not available
March 31, 2001(1)	$0.75	$0.45

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

Most Recent 6 Months

The high and low market prices for each of the most recent six months (December 1, 2001 through May 31, 2002) on the TSX Venture Exchange were as follows:

Month Ended	High	Low
December 31, 2002	$0.30	$0.24
January 31, 2003	$0.28	$0.25
February 28, 2003	$0.35	$0.25
March 31, 2003	$0.32	$0.27
April 30, 2003	$0.40	$0.28
May 31, 2003	$0.33	$0.305

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

We have also entered into a farm-out arrangement with Result Energy Inc. (formerly Daybreak Energy Inc.) in the Wainwright area of Alberta pursuant to an agreement dated September 14, 2001, as amended by an agreement dated October 18, 2001. Under the terms of the farm-in, we paid $79,131 for a 50% interest in the land and paid 100% of the cost to re-enter, drill and complete a well in order to earn a 68.75% interest, after payout, in the prospect.

On January 24, 2003 we entered into a farm-in agreement with Warrior Energy Corporation. Under this farm-in agreement we can earn an undivided 60% working interest in Block 1 of the farm-in lands, and an undivided 20% working interest in Block 11 of the farm-in lands, by the drilling of a test well, located in the Greencourt Area, Alberta.

On February 19, 2003 we entered into a participation agreement with Warrior Energy Corporation to earn a 40% interest before pay-out (24% after pay-out) in two wells located in the Morningside Area, Alberta.

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

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

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

I. Subsidiary Information

As at the date of this annual report, we do not have any wholly-owned subsidiaries. Our previously wholly-owned subsidiary, Green River Petroleum (USA) Inc., a company incorporated on October 13, 1997, under the laws of the State of Wyoming, was dissolved by the State of Wyoming.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, within the 90 days prior to the filing date of this report, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer. Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16 Reserved

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements

ITEM 18 Financial Statements

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2002, 2001, and 2000 (audited), reported on by Lancaster & David, Chartered Accountants:

Auditor's Report dated April 25, 2003 as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Income and Deficit for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Notes to Financial Statements

NETCO ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS' REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LANCASTER & DAVID	Incorporated Partners
CHARTERED ACCOUNTANTS	David E. Lancaster, CA Michael J. David, CA

AUDITORS' REPORT

To the Shareholders of Netco Energy Inc.

We have audited the consolidated balance sheets of Netco Energy Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years then ended in accordance with Canadian generally accepted accounting principles.

"Lancaster & David"
CHARTERED ACCOUNTANTS

Vancouver, BC
April 25, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 Facsimile: 604.524.9837
Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 Facsimile: 604.602.0867

Telephone: 604.717.5526	Email: admin@lancasteranddavid.ca

NETCO ENERGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Prepared in Canadian dollars)

	2002	2001

ASSETS

CURRENT
Cash and short-term investments	$ 122,335	$ 262,862
Accrued revenues	420,981	54,407
Prepaids and other	200,105	4,188

	743,421	321,457
PROPERTY AND EQUIPMENT (Note 4)	2,129,846	1,416,481

	$ 2,873,267	$ 1,737,938

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 120,715	$ 38,512
Deposit (Note 4)	-	25,000

	120,715	63,512
LIABILITY TO ISSUE SHARES	-	185,250

	120,715	248,762

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	9,634,484	9,249,234
Issued at December 31, 2002 - 6,461,829 common shares
(December 31, 2001 - 4,749,329 common shares)
DEFICIT	(6,881,933)	(7,760,058)

	2,752,551	1,489,176

	$ 2,873,267	$ 1,737,938

Approved on behalf of the Board:
"Donald A. Sharpe"	"Hans Christopher Schultze"
Donald A. Sharpe - Director	Hans Christopher Schultze - Director

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31
(Prepared in Canadian dollars)
	2002	2001	2000

REVENUE
Petroleum and natural gas	$ 1,281,645	$ 604,160	$ 592,072
Royalties	(208,154)	(94,812)	(93,742)

	1,073,491	509,348	498,330
Gain from oil and gas properties	443,079	-	-
Foreign exchange gain	28,833	18,556	13,223
Interest and other income	7,699	20,939	13,996

	1,553,102	548,843	525,549

EXPENSES
Depletion and depreciation	311,000	37,181	150,419
General and administration	201,245	266,808	250,267
Operating	162,732	52,028	43,456

	674,977	356,017	444,142

NET INCOME FOR THE YEAR	878,125	192,826	81,407

DEFICIT, beginning of year	(7,760,058)	(7,952,884)	(8,034,291)

DEFICIT, end of year	$ (6,881,933)	$ (7,760,058)	$ (7,952,884)

EARNINGS PER SHARE (Note 2)
Basic	$ 0.14	$ 0.06	$ 0.03
Diluted	$ 0.13	$ 0.05	$ 0.02

Weighted average shares outstanding
Basic	6,462,000	3,466,000	2,741,000
Diluted	6,805,000	4,211,000	4,047,000

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Prepared in Canadian dollars)
	2002	2001	2000

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net income for the year	$ 878,125	$ 192,826	$ 81,407
Adjust for non-cash items:
Depletion and depreciation	311,000	37,181	150,419
Gain from oil and gas properties	(443,079)	-	-
Foreign exchange gain	(28,833)	(18,556)	(13,223)

	717,213	211,451	218,603

Net change in non-cash working capital items:
Prepaids and other	(195,917)	5,392	55,865
Accrued oil and gas revenues	(366,574)	123,721	(177,744)
Accounts payable and accrued liabilities	82,203	3,689	22,973

	(480,288)	132,802	(98,906)

	236,925	344,253	119,697

FINANCING ACTIVITIES
Liability to issue shares	(185,250)	185,250	-
Proceeds from issuance of share capital	385,250	312,000	3,250

	200,000	497,250	3,250

INVESTING ACTIVITIES
Deposit received (Note 4)	(25,000)	25,000	-
Additions to property and equipment, net of disposals	(552,453)	(1,089,005)	77,874

	(577,453)	(1,064,005)	77,874

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(140,527)	(222,502)	200,821

CASH AND CASH EQUIVALENTS, beginning of year	262,862	485,364	284,543

CASH AND CASH EQUIVALENTS, end of year	$ 122,335	$ 262,862	$485,364

SUPPLEMENTARY CASH FLOW INFORMATION (Note 3)

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 1 - NATURE OF OPERATIONS

The Company's principal business activity is the exploration, development and production of oil and natural gas reserves located in Canada. During the prior fiscal year, the Company entered into an agreement to sell all of its US oil and natural gas interests.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars except where noted and have been prepared in accordance with accounting principles generally accepted in Canada, which differ from those in the United States as explained in Note 11. All share and per share information have been retroactively restated to reflect the share consolidation (1:5) on July 6, 1999 and the share consolidation (1:2) on October 2, 2000.

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

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2002 and 2001, the Company had no cash equivalents.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
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

Stock-based compensation plans

The Company has an incentive stock-based compensation plan, which is described in Note 6. Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. As no stock options or stock-based payments were made to employees during the year ended December 31, 2002, no pro forma information is provided in these financial statements. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 3 - SUPPLEMENTARY CASH FLOW INFORMATION
	2002	2001	2000

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$ 122,335	$ 262,862	$ 188,300
Short-term investments	-	-	297,064

	$ 122,335	$ 262,862	$ 485,364

Interest paid	$ -	$ -	$ -
Income Taxes paid	$ -	$ -	$ -

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 4 - PROPERTY AND EQUIPMENT
December 31, 2002
	Cost	Accumulated Depletion and Depreciation	Net Book Value	December 31, 2001 Net Book Value

Oil and gas properties	$ 2,433,512	$ (306,219)	$ 2,127,293	$ 1,412,833
Office equipment	3,943	(1,390)	2,553	3,648

	$ 2,437,455	$ (307,609)	$ 2,129,846	$ 1,416,481

Oil and gas properties allocated by cost centre:

United States
Sublette County, Wyoming	$ -	$ 14,894
Jefferson Davis Parish, Louisiana	-	284,911

	-	299,805

Canada
Alberta	2,127,293	1,113,028

	$ 2,127,293	$ 1,412,833

At December 31, 2002 the amount of costs that were related to undeveloped land excluded from the depletion base amounted to $624,721 (2001 - $1,127,922).

The Company entered into a formal agreement dated August 7, 2001 with Patriot Petroleum Corp. ("Patriot") to sell all its interests in the oil and gas properties located in Louisiana and Wyoming. Patriot, a public company with common directors and officers, is listed on the Canadian Venture Exchange ("CDNX") and was classified as a Capital Pool Company as defined by the policies of the CDNX. The sale price was US$644,419, subject to adjustment for revenues received by the Company from May 1, 2001 until closing of the transaction in March 2003. The Company received a non-refundable deposit of $25,000. This agreement was subject to certain conditions precedent including receipt of regulatory and non-interested director and shareholder approvals.
NOTE 5 - SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:
	Common Shares	Value

Balance at December 31, 2000	3,199,329	$ 8,937,234

Issued during the year:
- by exercise of stock options	25,000	5,500
- by exercise of warrants	25,000	6,500
- by Private Placement	1,500,000	300,000

	1,550,000	312,000

Balance at December 31, 2001	4,749,329	9,249,234
Issued during the year:
- by exercise of warrants	712,500	185,250
- by Private Placement	1,000,000	200,000

	1,712,500	385,250

Balance at December 31, 2002	6,461,829	$ 9,634,484

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 5 - SHARE CAPITAL (continued)

Share purchase warrants are outstanding to purchase 2,500,000 common shares exercisable at a price of $0.23 per common share on or before November 15, 2003.

The Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000, to a public company listed on the TSX Venture Exchange. A director of the Company is a director and shareholder of the public company. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.23 per share exercisable over a two year period.

During the prior year, the Company completed a non-brokered private placement consisting of 1,500,000 flow through units at a price of $0.20 per unit for total proceeds of $300,000. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to acquire an additional common share exercisable at a price of $0.23 per share on or before November 23, 2003. Proceeds of the private placement were used for the Company's exploration drilling program in Alberta.

NOTE 6 - STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan (the "2002 Stock Option Plan") dated June 27, 2002 in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to a maximum of 1,292,365 common shares. The exercise price of options granted under the 2002 Stock Option Plan shall be as determined by the Board of Directors when such options are granted, subject to any limitations imposed by any relevant stock exchange or regulatory authority. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant. Any options granted under the 2002 Stock Option Plan shall vest in the Optionee as follows: 33.33% six months from date of grant, 33.33% twelve months from date of grant, and the remaining 33.33% eighteen months from the date of grant.

A summary of the changes in the Company's common share purchase options is presented below:
	December 31, 2002		December 31, 2001

	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	331,000	$ 0.25	306,000	$ 0.23
Granted	-	-	50,000	0.33
Exercised	-	-	(25,000)	0.22
Forfeited / Cancelled	-	-	-	-

Balance, end of year	331,000	$ 0.25	331,000	$ 0.25

	Outstanding			Exercisable
Exercise Price	Number of shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price

$0.22	193,500	1.89	4.60	193,500	$0.22
$0.26	87,500	1.93	2.60	87,500	$0.26
$0.33	50,000	2.65	3.75	50,000	$0.33

	331,000		$0.25	331,000	$0.25

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 7 - RELATED PARTY TRANSACTIONS

During the year, the Company incurred $60,000 (2001 - $60,000) in management fees to a director.

The Company entered into a purchase agreement with Patriot Petroleum Corp. ("Patriot") to sell the Company's interest in its oil and gas properties located in Wyoming and Louisiana. Patriot has directors and officers in common with the Company. Refer to Note 4.
NOTE 8 - INCOME TAXES

The Company has non-capital losses for Canadian income tax purposes of approximately $1,169,000 (2001 - $865,000), which may by used to reduce future taxable income in Canada, expiring between 2002 and 2008. The Company has a net capital loss of $979,000 (2001 - $979,000), which can be carried forward to set against future taxable capital gains. The Company has unclaimed exploration and development expenditures of approximately $2,059,822 (2001 - $815,000) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

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
NOTE 9 - SEGMENTED INFORMATION

The Company is primarily engaged in oil and gas exploration in Canada and the United States. Segmented operations and identifiable assets are as follows:

	2002	2001

Income (Loss) from Operations
Canada	$ 411,510	$ (255,939)
United States	466,615	448,764

	$ 878,125	$ 192,826

	2002	2001

Identifiable Assets
Canada	$ 2,809,646	$ 1,354,677
United States	63,621	383,261

	$ 2,873,267	$ 1,737,938

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 10 - SUBSEQUENT EVENTS

a) The Company completed a non-brokered private placement consisting of 100 Convertible Debentures (the "Debentures") valued at $10,000 per debenture to net the Company proceeds of $1,000,000. Each Debenture carries interest at the rate of 15% per annum, payable quarterly, in arrears and has a term of three years, expiring on March 28, 2006, as may be extended upon mutual agreement of the Company and the placees. All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible at the option of the placees into units in the capital of the Company at a price of $0.30 per unit if converted during the first two years of the Debenture or at a price of $0.33 per unit if converted during the third year of the Debenture.

Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant entitles the placees to purchase one additional common share at a price of:

(i) $0.30 per warrant share if the debenture is converted after the date of issuance of the Debenture and on or before one year following the date of issuance of the Debenture;

(ii) $0.40 per warrant share if the debenture is converted after the first anniversary of the issuance of the Debenture and on or before two years following the date of issuance of the Debenture; and

(iii) $0.50 per warrant share if the debenture is converted after the second anniversary of the issuance of the Debenture and on or before the due date of the Debenture.

Any shares issued are subject to a four-month hold period expiring July 28, 2003. The warrants will expire on the earlier of the due date of the Debenture or two years from the issuance of the warrant upon conversion of the Debenture. Related parties subscribed for 69.88 Debentures of the total offering of 100 debentures. Proceeds are to be used to further the Company's exploration drilling program in Alberta.

b) Stock options were granted pursuant to the Company's 2002 Stock Option Plan to a director and an employee to purchase up to 30,000 common shares at a price of $0.27 per share expiring February 20, 2008, subject to regulatory approval.

Subsequent to December 31, 2002, stock options to acquire 50,000 common shares at a price of $0.33 per share were cancelled.

(c) The Company has obtained credit facilities with the National Bank of Canada consisting of an $850,000 revolving operating demand loan, and a $250,000 non-revolving acquisition and development demand loan. These loans are secured by an Acknowledgement of Debt Revolving Demand Credit Agreement, a General Assignment of Book Debts, a Negative Pledge, and a Floating Charge Demand Debenture from the Company to the Bank in the principal amount of $5,000,000 securing all of the Company's present and after-acquired real and personal property.

(d) The Company entered into a Farm in Agreement dated January 24, 2003 with Warrior Energy Corporation ("Warrior"), the Company can earn an undivided 60% working interest in Block 1 of the Farm in Lands, and an undivided 20% working interest in Block 11 of the Farm in Lands, by the drilling of a Test Well, located in the Greencourt Area, Alberta. The Company entered into a Participation Agreement dated February 19, 2003 with Warrior to earn a 40% interest before Pay-out (24% after pay-out) in two wells located in the Morningside Area, Alberta.

(e) The Company received loan proceeds of $348,750, in consideration for the issuance of promissory notes ("Notes"), dated March 14, 2003. A director of the Company advanced $200,000. The Notes bear interest at 15% per annum, payable quarterly in arrears. These Notes were repaid in full on April 15, 2003 together with accrued interest of $4,729.

NETCO ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
NOTE 11 - RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPALS ("Canadian GAAP" and "US GAAP")

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Comprehensive earnings are the same as net earnings under US GAAP for all periods presented. The following summarizes the significant differences between Canadian GAAP and US GAAP:

a) Stock based compensation: As described in Note 6, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 ("FAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under FAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis.

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

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2000, 1999 and 1998 would have been as follows:

Period ended December 31

	2002	2001	2000

Net income (loss) for the year
As reported, under Canadian and US GAAP	$ 878,125	$ 192,826	$ 81,407
Pro forma	$ 878,125	$ 184,876	$ 81,407

Basic earnings (loss) per share
As reported, under Canadian and US GAAP	$ 0.14	$ 0.06	$ 0.03
Pro forma	$ 0.14	$ 0.05	$ 0.03

Diluted earnings (loss) per share
As reported, under Canadian and US GAAP	$ 0.13	$ 0.05	$ 0.02
Pro forma	$ 0.13	$ 0.04	$ 0.02

b) Oil and gas properties: Under Canadian GAAP, future removal and site restoration costs, are not included in the costs subject to amortization. Also, future net revenues are not discounted for the purpose of calculating any required ceiling test write-down. However, they are reduced for estimated future general and administrative expenses and interest. Ceiling test write-downs are included as additional depletion in the year of recognition. Under US GAAP, estimated dismantlement and abandonment costs, net of estimated salvage values, are included in costs subject to amortization. Management has determined that dismantlement costs are not material and therefore do not effect US GAAP amortization. Also, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Ceiling test write-downs are separately disclosed from depletion. The Company's last ceiling test was calculated effective December 31, 2002. Had the Company followed US GAAP, the carrying value of the oil and gas properties would not be materially different than under Canadian GAAP.

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

2.1 See Exhibits 1.1 and 1.2 above

(4) Material Contracts

4.1 Amendment Agreement (Office Space and Support Services Agreement) between Netco Energy Inc., First Merit Group Ltd. and Armada Ventures Inc., dated February 1, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 29, 2001)

4.2 Letter Agreement between Netco Energy Inc. and Daybreak Energy Inc., dated September 14, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.3 Amended Letter Agreement between Netco Energy Inc. and Daybreak Energy Inc, dated October 18, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.4 Letter Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated August 2, 2001

4.5 Letter Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated September 21, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.6 Letter Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated October 10, 2001

4.7 Area of Mutual Interest Agreement between Netco Energy Inc. and Moxie Exploration Ltd., dated October 9, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.8 Floating Charge Demand Debenture, dated January 31, 2003, with National Bank of Canada**

4.9 Form of Convertible Debenture**

(8) Subsidiaries

None

(10) Other

10.1 Section 906 Certification under Sarbanes-Oxley Act of 2002 of Donald Sharpe, dated June 30, 2003**

** Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated : June 30, 2003

Netco Energy Inc.

Per: /s/ Donald A. Sharpe
Donald A. Sharpe, President
(Principal Executive, Financial and Accounting Officer)

CERTIFICATIONS

I, Donald A. Sharpe, certify that:

1. I have reviewed this annual report on Form 20-F of Netco Energy Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to date a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a day within 90 days prior to the filing date of the report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

Signature:   /s/ Donald A. Sharpe
Title:     President
(Principal Executive Officer, Financial and Accounting Officer)