Form 20-F/A
NETCO ENERGY INC
filed 2003-07-11
CIK 1115672

FORM 20-F/A

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

The McDaniel Report contains an evaluation prior to provision for income taxes, interest,  and site restoration costs and general and administrative costs, after deduction of royalties and estimated future capital. It should not be assumed that the discounted net present value estimated by McDaniel represents the fair market value of the reserves. Where the present value is based on escalating or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

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

Dated: July 11, 2003

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

Date: July 11, 2003

Signature:   /s/ Donald A. Sharpe
Title:     President
(Principal Executive Officer, Financial and Accounting Officer)