Form 20-F
NETCO ENERGY INC
filed 2004-07-15
CIK 1115672

FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

1100 – 609 West Hastings Street
Vancouver, British Columbia, Canada  V6B 4W4

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

There were 14,212,586 common shares, without par value, issued and outstanding as of June 21, 2004.

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

ITEM 17 [ ] ITEM 18 [X]

#

TABLE OF CONTENTS

PART 1

Item 1 Identity of Directors, Senior Management and Advisers

Item 2 Offer Statistics and Expected Timetable

Item 3 Key Information

Item 4 Information on Netco Energy Inc.

Item 5 Operating and Financial Review and Prospects

Item 6 Directors, Senior Management and Employees

Item 7 Major Shareholders and Related Party Transactions

Item 8 Financial Information

Item 9 The Offer and Listing

Item 10 Additional Information

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Item 12 Description of Securities Other than Equity Securities

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies / not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds / not applicable

Item 15 Controls and Procedures

Item 16 (Reserved)

Item 16A Audit Committee Financial Expert

Item 16B Code of Ethics

Item 16C Principal Accountant Fees and Services

PART III

Item 17 Financial Statements

Item 18 Financial Statements

Item 19 Exhibits

SIGNATURES

#

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

#

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

ITEM 2              Offer Statistics and Expected Timetable

Not applicable.

ITEM 3              Key Information

A.          Selected Financial Data

The selected financial data presented below for the five year period ended December 31, 2003 is derived from our consolidated financial statements which were examined by our independent auditor.  The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5).  The data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

#

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	3,409,365	1,281,645	604,160	592,072	302,478
Direct Costs				137,198	74,407
Administrative Expenses	368,388	201,245	266,808	250,267	196,667
Amortization and Asset Write-down	1,526,893	311,000	37,181	150,419	24,352
Income (Loss) From Operations	174,296	878,125	192,826	81,047	1,203,227
Net Income (Loss) from Continuing Operations	174,296	878,125	192,826	81,047	1,203,227
Net Income (Loss) for the year	174,296	878,125	192,826	81,047	1,203,227
Net Income (Loss) from Operations per Common Share	0.03	0.14	0.06	0.03	0.55
Income (Loss) from Continuing Operations per Common Share	0.03	0.14	0.06	0.03	0.55
Total Assets	4,526,921	2,873,267	1,737,938	1,009,379	914,082
Net Assets	3,320,497	2,752,551	1,489,176	984,350	899,693
Capital Stock	10,024,234	9,634,484	9,249,234	8,937,234	8,743,984
Number of Common Shares (adjusted to reflect changes in capital)	8,149,329	6,461,829	4,749,329	3,199,329	2,186,826
Diluted Net Income per Common Share	0.02	0.13	0.05	0.02	0.29
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

UNITED STATES GAAP	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	3,409,365	1,281,645	604,160	592,072	302,478
Direct Costs	-	-		137,198	74,407
Administrative Expenses	368,388	201,245	266,808	250,667	196,667
Amortization and Asset Write-down	1,526,893	311,000	37,181	150,419	24,352
Income (Loss) From Operations	174,296	878,125	192,826	81,047	1,200,647
Net Income (Loss) from Continuing Operations	174,296	878,125	192,826	81,047	1,200,647
Net Income (Loss) for the year	174,296	878,125	192,826	81,047	1,200,647
Net Income (Loss) from Operations per Common Share	0.02	0.14	0.06	0.03	0.55
Income (Loss) from Continuing Operations per Common Share	0.02	0.14	0.06	0.03	0.55
Total Assets	4,526,921	2,873,267	1,873,472	1,144,913	1,049,616
Net Assets	3,320,497	2,752,551	1,624,710	1,119,884	1,035,227
Capital Stock	10,024,234	9,634,484	9,249,234	8,937,234	8,743,384
Number of Common Shares (adjusted to reflect changes in capital)	8,149,329	6,461,829	4,749,329	3,199,329	2,186,826
Diluted Net Income per Common Share	0.02	0.13	0.05	0.02	0.28
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

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

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 11 to the Audited Financial Statements.

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On June 30, 2004, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.3407.  For the past five fiscal years ended December 31 and for the period between December 31, 2003 and May 31, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 1999	$1.493
December 31, 2000	$1.4855
December 31, 2001	$1.5489
December 31, 2002	$1.5642
December 31, 2003	$1.4008

Month ended	Low / High
December 31, 2003	$1.3405 / $1.2923
January 31, 2004	$1.3340 / $1.2690
February 29, 2004	$1.3442 / $1.3108
March 31, 2004	$1.3480 / $1.3097
April 30, 2004	$1.3711 / $1.3095
May 31, 2004	$1.3970 / $1.3580

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

We have a limited oil and gas operating history and therefore have a limited history of earnings. We started our oil and gas operations in August, 1997.  In the past, we have incurred substantial net losses.  For the year ended December 31, 2003, we had a cumulative deficit of $6,707,637.  Our ability to generate significant revenues is uncertain.  In order for us to make a profit, our revenues will need to increase significantly.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company

The potential profitability of oil and gas properties is dependent upon many factors beyond our control.  For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments.  Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project.  These changes and events may materially affect our financial performance.

Adverse weather conditions can also hinder drilling operations.  A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well.  In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances.  The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control.  These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

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

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring desirable oil and gas leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs.  Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds.  There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

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

Our directors and officers own a minor amount of stock and, if they act as a group, will not have a significant influence on all matters requiring shareholder approval which may delay or prevent a change in control.

As of June 30, 2004, directors and executive officers beneficially owned approximately 0.73% of our outstanding common shares.  As a group, the directors and officers also have options and/or warrants to purchase 343,524 additional shares which if exercised would represent approximately 2.36% of our outstanding common shares.  As a result, these shareholders, if they act as a group, will not have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Trading in our common shares on the TSX Venture Exchange is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our shares has been and may continue to be subject to wide fluctuations.  Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for gas and oil exploration companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

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

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.  There are also outstanding common share purchase warrants exercisable into 1,865,689 common shares which, if exercised, would represent approximately 11.61% of our issued and outstanding shares.  If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of our shares.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years.  We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.  Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

Sale of Our Assets to Patriot Petroleum Corp. (formerly Patriot Capital Corp.)

Pursuant to a letter of intent dated May 25, 2001 from Patriot Capital Corp. ("Patriot"), we received an offer to purchase our subsidiary's interest in our assets located in Louisiana and Wyoming.  Pursuant to the terms of the letter of intent, and a definitive agreement dated August 7, 2001 (the "Patriot Agreement") the consideration to be paid by Patriot for the acquisition of our subsidiary’s interest in the Louisiana and Wyoming assets was US$644,419, payable as to US$521,419 for the assets located in Wyoming and US$123,000 for the assets located in Louisiana.

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

At that time, two of the directors of Patriot, Donald Sharpe and John Hislop, were also members of our board of directors.  As a result, both Mr. Sharpe and Mr. Hislop abstained from voting on the resolution approving the sale of the Louisiana and Wyoming assets to Patriot.

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

We have also entered into a farm-out arrangement with Daybreak Energy Inc. ("Daybreak") in the Wainwright area of Alberta pursuant to an agreement dated September 14, 2001, as amended by an agreement dated October 18, 2001.  Under the terms of the farm-in, we paid $79,131 for a 50% interest in the land and paid 100% of the cost to re-enter, drill and complete a well in order to earn a 68.75% interest, after payout, in the prospect.  Our cost to drill and complete the well was $146,867.  Donald A Sharpe, our president at the time, was also  a director of Daybreak Energy Inc.

On November 22, 2001, Daybreak re-entered the well bore in the Wainwright area at 6-2-44-5 W4 targeting the Colony formation.  The well was completed and put on production in April, 2002.

On November 26, 2002, we entered into a Farm-out Agreement with Zorin Exploration whereby we can earn a 27.75% working interest in two wells in the Granlea area of Alberta and the Farm-out lands by paying 55.5% of the costs to drill and complete the wells.

On January 15, 2003, we entered into a Participation Agreement with Moxie Exploration Ltd. whereby we can earn a 35% working interest in three test wells in the West Jumpbush area of Alberta and the farm-out lands by paying 70% of the costs to drill and complete the three wells.

We entered into a Farm-in Agreement dated January 24, 2003 with Warrior Energy Corporation (“Warrior”), whereby we can earn an undivided 60% working interest in Block 1 of the farm-in lands, and an undivided 20% working interest in Block 11 of the farm-in lands, by the drilling of a test well, located in the Greencourt Area, Alberta.

We subsequently entered into a Participation Agreement dated February 19, 2003 with Warrior whereby we can earn a 40% interest before pay-out (24% after pay-out) in two wells located in the Morningside Area, Alberta.

On April 21, 2003, we entered into a Farm-in Agreement with Warrior whereby we have the option to pay 20% of the costs to drill, test, cap, complete or abandon one well in the Carrot Creek area of Alberta in order to earn a 12% working interest in the well and Farm-in lands.

On May 1, 2003, we entered into a Participation Agreement with Makah Energy Corporation whereby we can participate in an undivided 50% interest in joint oil and gas exploration and development activities within an area of mutual interest in the Provost area of Alberta.

 On June 2, 2003 we entered into a Farm-out and Participation Agreement with Mustang Resource Inc., whereby we can earn a 30% working interest in a well and farm-out lands in the Sylvan Lake area of Alberta by paying 60% of the costs to drill to casing point or abandon the well.

On December 12, 2003 the Farm-in Agreement dated January 24, 2003 with Warrior was amended whereby we agreed to waive the requirement to complete and test the well to earn a 60% interest in the well and one section in favour of us earning a 50% earned working interest in the test well, one section and a 20% working interest in an adjoining section comprising the farm-in lands located in Greencourt, Alberta.

On January 5, 2004 we entered into a Farm-out Agreement with Chirripo Resources Inc. (“Chirripo”), whereby Chirripo at its cost can earn an undivided 100% of our 50% working interest in the Greencourt test well and section by completing the test well and if successful bringing the test well on production. We will retain a 5% gross override on any production from the test well and upon payout of Chirripo’s completion and tie-in costs will convert our 5% gross override interest into a 20% working interest

Revenues

For the year ended December 31, 2003 we received total revenues of $3,409,365 from our interests in our oil and gas properties located in Alberta, Canada.

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

D.          Property, Plants and Equipment

Our executive office is located at Suite 1100 - 609 West Hastings Street, Vancouver, British Columbia, Canada  V6B 4W4.  Management, administration, information services, accounting, rent, utilities and compliance services are provided by a private management company.  The services are provided on a month to month basis and there is no formal written agreement.

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

#

Our Granlea Area Assets

We hold a 27.75% working interest in certain oil and gas assets located in the Granlea area of Alberta, Canada.

Our Majorville Area Assets

We hold a 35% working interest in certain oil and gas assets located in the Majorville area of Alberta, Canada.

Our Carrot Creek Area Assets

We hold a 12% working interest in certain oil and gas assets located in the Carrot Creek area of Alberta, Canada.

Our Provost Area Assets

We hold a 50% working interest in certain oil and gas assets located in the Provost area of Alberta, Canada.

Our Sylvan Lake Area Assets

We hold a 30% working interest in certain oil and gas assets located in the Sylvan Lake area of Alberta, Canada.

Production History and Drilling Activity

Our oil and gas assets in Alberta, Canada began production during 2002.  For the year ended December 31, 2003 our gross production from our Alberta assets was 508 mmcf of gas and approximately 1,800 bbl of oil.

We have 12 productive wells as at March 31, 2004.

As at the date of this Annual Report, the following 22 wells have been drilled on the properties located in Alberta, Canada in which we hold an interest:

Property	Well	Well Type	Status	Working Interest
Jumpbush	16-3-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-21-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-22-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	6-16-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-24-20-19W4	Natural Gas	Producing	35.625%
Jumpbush	5-17-20-19W4	Natural Gas	Producing	18.75%
Jumpbush	1-1-20-19W4	Oil	Producing	35.00%
Eyremore	102/16-8-19-18W4	Natural Gas	Producing	50.00%
Jumpbush	6-29-20-19W4	Natural Gas	Suspended, waiting on pipeline	37.50%
Jumpbush	8-28-20-19W4	Natural Gas	Shut In	37.50%
Jumpbush	12-29-19-20W4M	Natural Gas	Suspended, waiting on pipeline	37.50%
Majorville	15-25-19-20W4	Natural Gas	Suspended, waiting on completion	35.00%
Jumpbush	11-36-19-20W4M	Natural Gas	Producing	35.00%
Granlea	6-23-08-10W4M	Natural Gas	Dry Hole	27.75%
Granlea	16-14-08-10W4M	Natural Gas	Dry Hole	27.75%
Greencourt	4-20-60-9W5M	Natural Gas	Suspended, waiting on facilities	0%
Morningside	8-13-42-1W5M	Natural Gas	Producing	24.00%
Morningside	14-12-42-1W5M	Natural Gas	Producing	24.00%
Wainwright	6-2-44-5W4M	Natural Gas	Producing	68.75%
Provost	8-29-38-7W4	Natural Gas	Producing	50.00%
Carrot Creek	8-27-53-12W5M	Natural Gas	Dry Hole	12.00%
Sylvan Lake	7-2-38-4W5	Natural Gas	Suspended, waiting on tie-in	30.00%

Geology and Reserve Summaries

AJM Petroleum Consultants (“AJM”) independent geological and petroleum engineering consultants of Calgary, Alberta, have prepared a report utilizing escalated cost and price assumptions dated December 31, 2003, evaluating as at December 31, 2003 the crude oil and natural gas reserves attributable to the Assets (the “AJM Report”).  All of the reserves identified in the AJM Report are located in Alberta, Canada.  The AJM Report is summarized in the table below.

#

Total Reserves and Present Worth Values
Escalating Prices as of December 31, 2003
Proved and Probable Reserves - Unrisked

Total of All Areas

RESERVES
	Light & Medium Crude Oil		Heavy Crude Oil		Residue & Solution Sales Gas		Natural Gas Liquids		Sulphur

RESERVE	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
CLASSIFICATION	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MMcf)	(MMcf)	(Mstb)	(Mstb)	(Mlt)	(Mlt)

Proved
Developed Producing	22	18	0	0	938	708	3	3	0	0
Developed Non-Producing	0	0	0	0	19	15	0	0	0	0
Undeveloped	0	0	0	0	284	219	0	0	0	0
	-------	------	----	------	-------	------	------	-------	-----	---------
Total Proved	22	18	0	0	1,241	942	3	3	0	0

Probable	16	13	0	0	675	549	0	0	0	0
	--------	------	-----	------	-------	------	-------	-------	-------	----------
Total Proved + Probable	38	31	0	0	1,916	1,491	3	3	0	0

NET PRESENT VALUES OF FUTURE NET REVENUE

	Before Income Taxes Discounted at (%/year) (3) (4)(5)					After Income Taxes Discounted at (%/year)

RESERVE	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
CLASSIFICATION	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved
Developed Producing	3,481	3,126	2,856	2,644	2,472	3,481	3,126	2,856	2,644	2,472
Developed Non-Producing	58	56	53	51	49	58	56	53	51	49
Undeveloped	934	629	462	361	294	934	629	462	361	294
	-------	--------	---------	-------	-------	-------	-------	------	------	-------
Total Proved	4,474	3,811	3,371	3,056	2,815	4,474	3,811	3,371	3,056	2,815

Probable	2,135	1,566	1,231	1,012	858	2,135	1,566	1,231	1,012	858
	--------	--------	-------	-------	-------	-------	--------	-------	-------	--------
Total Proved + Probable	6,609	5,377	4,602	4,068	3,673	6,609	5,377	4,602	4,068	3,673

(1)          Before royalty deductions.

(2)          After royalty deductions.

(3)          No allowance was made for the degree of risk associated with any of the reserve categories.

(4)          Includes allowance for Alberta Royalty Tax Credit.

(5)          Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

The values may not necessarily be fair market value of the reserves.

The AJM Report contains an evaluation prior to provision for income taxes, interest, and site restoration costs and general and administrative costs, after deduction of royalties and estimated future capital.  It should not be assumed that the discounted net present value estimated by AJM represents the fair market value of the reserves.  Where the present value is based on escalating or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material.  Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

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

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles.  The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with our consolidated financial statements and related notes included therein included in this annual report in accordance with Item 8 - "Financial Information".

A.          Operating Results

Revenues

For the year ended December 31, 2003 we received revenues totalling $3,409,365 from our interest in our Alberta assets before deduction of royalties.  For the year ended December 31, 2002 we received revenues of $1,281,645.  For the year ended December 31, 2001 we received revenues of $604,160. The increase in revenues is due to the production from our oil and gas assets located in Alberta, Canada which went into production during 2002.

Expenses

During the year ended December 31, 2003, general and administrative expenses were $368,388 compared to $201,245 during the year ended December 31, 2002.  The increase was primarily due to the increase in interest expense as a result of a completed convertible debenture and a revolving line of credit.

During the year ended December 31, 2003, we paid $862,286 in royalties and $480,405 in operating expenses compared to $208,154 paid in royalties and $162,732 in operating expenses during the year ended December 31, 2003.  The increase in royalties and operating expenses from the 2002 to the 2003 fiscal year was as a result of the increased number of producing wells in Alberta, Canada.

Other Income

Over the year ended December 31, 2003, we had interest income of $5,003 and a foreign exchange loss of $368 compared to interest income of $7,699 and a foreign exchange gain of $28,833 for the year ended December 31, 2002.

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

Income Taxes

We have a net capital loss for Canadian tax purposes of $4,460,000, which is available to carry forward indefinitely to apply against any future taxable capital gains as calculated under the Canadian income tax act.  We also have non-capital losses of $340,000 to offset future taxable income as calculated under the Canadian income tax act.

Net Income or Loss

Our net income for the year ended December 31, 2003 was $174,296, or $0.03 per share, compared to the year ended December 31, 2002 when the net income was $878,125 or $0.14 per share.  The decrease was primarily due to the sale of our Wyoming and Louisiana assets and the increases in production from our Alberta assets.  For the year ended December 31, 2003 the net income from our Alberta assets was $174,296 as compared to a net income of $411,510 from our Alberta assets for the year ended December 31, 2002.

We do not believe that inflation will affect our operations at this stage of our development.

B.          Liquidity and Capital Resources

In February 2003, we arranged an operating credit line with the National Bank of Canada consisting of an $850,000 revolving operating demand loan, and a $250,000 non-revolving acquisition and development demand loan.  National Bank of Canada periodically reviews the operating credit line and effective March 2004 our credit line consists of a $750,000 revolving operating demand loan, and a $300,000 non-revolving acquisition and development demand loan. These loans are secured by an Acknowledgement of Debt Revolving Demand Credit Agreement, a General Assignment of Book Debts, a Negative Pledge, and a Floating Charge Demand Debenture from us to National Bank in the principal amount of $5,000,000 securing all of our present and after-acquired real and personal property.

In April 2003, we completed a non-brokered private placement consisting of 100 convertible debentures valued at $10,000 per debenture for net proceeds of $1,000,000.  Each debenture carries interest at the rate of 15% per annum, payable quarterly, in arrears and has a term of three years, expiring on March 28, 2006, as may be extended upon mutual agreement between us and the placees.  All or any portion of the outstanding principal sum and accrued interest of each debenture is convertible at the option of the placees into units in the capital of our company at a price of $0.30 per unit if converted during the first two years of the debenture or at a price of $0.33 per unit if converted during the third year of the debenture.

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

 During the first quarter of 2004 all of the 15% convertible debentures relating to the private placement that closed April 2003 were converted.

Our commitments for capital expenditures are limited to our participation in the Canadian properties in which we have an interest or a right to acquire an interest, and for our office rent.  We have sufficient cash from our operations and financing activities to be able to pay for these commitments.

Subsequent to year-end, we arranged a non-brokered private placement with certain investors of 15% Convertible Debentures for aggregate gross proceeds of up to $1,000,000; and 2,000,000 flow through units at a price of $0.44 per flow-through unit, for additional gross proceeds of $880,000.

The debentures shall have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears.  All or any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units in the capital stock of our company at a price of $0.55 if converted during the first two years of the debenture, or at a price of $0.61 if converted during the third year of the debenture.  We will grant the debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each debenture unit consists of one common share in the capital stock of our company and one non-transferable share purchase warrant.  Each debenture warrant entitles the holder to purchase on additional common share at a price of $0.55 per debenture warrant.  The debenture warrant shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the warrant upon conversion of the debenture.

Each flow-through unit consists of one common share in the capital stock of our company and one non-transferable share purchase warrant.  Each flow-through warrant entitles the holder to purchase on additional common flow-through share at a price of $0.55 per flow-through warrant.  The flow-through warrants shall expire five years from the issuance of the flow-through unit.

We will use the proceeds of the financing to fund our oil and gas exploration programs in Alberta and for general working capital.

As of June 30, 2004 we have not closed this private placement. U.S. GAAP

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

E.          Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.          Contractual Obligations

We do not have any contractual obligations.

ITEM 6 Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Netco Energy Inc.
Chris Schultze President, Chief Executive Officer, Secretary and Director Age: 40

Director since March 15, 2003; President and Secretary since October 22, 2003 and CEO since May 11, 2004

As President and CEO, Mr. Schultze is responsible for the day to day operations of our company.  As Secretary, Mr. Schultze is responsible for keeping all records, making all necessary filings, general administration and internal accounting for our company, and as a director, he is responsible for the management and supervision of the affairs and business of our company.

Michael Schoen Director Age: 50	Director since October 22, 2003. As a director, Mr. Schoen is responsible for the management and supervision of the affairs and business of our company.
Daniel Weisbeck Chief Financial Officer Age: 63	CFO since May 11, 2004 As the CFO, Mr Weisbeck is primarily responsible for internal accounting and record keeping, general administration and SEC reporting.
David Finn Director Age: 57	Director since June 17, 2004. As a director, Mr. Finn is responsible for the management and supervision of the affairs and business of our company.

Chris Schultze, President, CEO, Secretary and Director

Mr. Schultze devotes approximately fifty percent (50%) of his working time to the affairs of our company.  Mr. Schultze has also served or serves as: (a) President and Director of FM Resources Corp., a public resource company listed on the TSX Venture Exchange since February 2000; and CEO of FM Resources Corp. since May 2004; (b) President, CEO and Director of Gemini Energy Corp., a public resource company listed on the Toronto Stock Exchange since October 2003, Secretary of Gemini Energy Corp. from September 1998 to October 2003 and Vice-President of Exploration of Gemini Energy Corp. from May 1997 to June 2001; (c) Director of Patriot Petroleum Corp. a public resource company listed on the TSX Venture Exchange since October 2003, secretary of Patriot Petroleum Corp. from June 1999 to October 2003 and (d) geologist with Cominco Ltd. from May 1988 to May 1997.

Michael Schoen, Director

Mr. Schoen devotes approximately five percent (5%) of his working time to the affairs of our company.  Mr. Schoen has also served or serves as: (a) Director of Gemini Energy Corp., a public resource company listed on the Toronto Stock Exchange since April 2002; (b) Director of Ultra Holdings Inc., a investment holding company listed on the TSX Venture Exchange from July 1999 to October 2001; (c) Director of Q Investments Ltd. (formerly Cubix Investments Ltd.), a public investments holding company listed on the TSX Venture Exchange from November 1996 to January 2001; (d) Director of Ultra Petroleum Corp., public resource company listed on the Toronto Stock Exchange from August 1999 to December 1999. (e) Lecture at the University of British Columbia since October 1992.

Daniel Weisbeck, CFO

Mr. Weisbeck devotes approximately five percent (5%) of his working time to the affairs of our Company.  Mr. Weisbeck also served or serves as: (a) CFO of Gemini Energy Corp., a public resource company listed on the Toronto Stock Exchange since May 2002 and as Secretary of Gemini Energy Corp. since October 2003; (b) CFO of FM Resources Corp., a public resource company listed on the TSX Venture Exchange since May 2004.

David Finn, Director

Mr. Finn devotes approximately five percent (5%) of his working time to the affairs of our company.  Mr. Finn has also served or served as: (a) Director of Penteco Resources Limited, a public resources company listed on the TSX Venture Exchange since September 2003 and (b) Director of ADDA Resources Ltd., a public resource company listed on the Vancouver Stock Exchange (now called the TSX Venture Exchange) from March 1998 to April 2000.

There are no family relationships between any of our officers and/or directors.

B.          Compensation

Other than as set forth in the table below, our executive officers were not paid and did not earn compensation from our company for performing his duties during the three fiscal year ended December 31, 2003:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation(1)
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Donald A. Sharpe President, CEO, CFO, Secretary, Treasurer and Director (2)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$50,000 $60,000 $60,000
Chris Schultze President, CEO, Secretary and Director (3)	2003 2002 2001	Nil N/A N/A	Nil N/A N/A	$2,000 N/A N/A	20,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Daniel Weisbeck CFO (4)	2003 2002 2001	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)          Pursuant to a Management Consulting Agreement dated June 1, 1999, we pay $5,000 per month in management fees to D. Sharpe Management Inc., a private company controlled by Donald A. Sharpe.  A similar agreement was in place for 1998.  See "Major Shareholders and Related Party Transactions" for a discussion of terms.

(2)          Mr. Sharpe  resigned on October 21, 2003.

(3)          Mr. Schultze was appointed President on October 22, 2003 and CEO on May 11, 2004.

(3)          Mr. Weisbeck was appointed CFO on May 11, 2004.

No cash compensation was paid to any of our directors for their services as directors during the fiscal year ended December 31, 2003.  We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options.

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

C.          Board Practices

The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders.  The last annual meeting was held on June 17, 2004, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Alberta Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

The members of our company's audit committee include Chris Schultze, Michael Schoen and David Finn.  The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls.  The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors.  Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

D.          Employees

As of December 31, 2003, we did not have any employees, and as of June 30, 2004, we did not have any employees.  Our operations are managed by Chris Schultze.

E.          Share Ownership

There were 14,212,586 common shares issued and outstanding as of June 21, 2004.  Of the shares issued and outstanding and the stock options granted, our directors and officers owned the following common shares as of June 21, 2004:

Name Office Held	Number of Common Shares Beneficially Owned as of June 21, 2004	Percentage (1)
Chris Schultze President, CEO, Secretary and Director	156,857(2)	1.10%
Michael Schoen Director	16,666 (3)	*%
Daniel Weisbeck CFO	Nil (4)	*%
David Finn Director	Nil (5)	*%

*             Less than 1%

(1)          Based on 14,212,586 common shares issued and outstanding as at June 21, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of June 21, 2004.

(2)          Includes 20,000 stock options granted on February 20, 2003 at an exercise price of $0.27, expiring on February 20, 2008 and 33,333 of the 100,000 stock options granted on January 26, 2004 at an exercise price of $0.53, expiring on January 26, 2009.  Mr. Schultze also holds 103,524 share purchase warrants at an exercise price of $0.30, expiring on March 29, 2006.

(3)          Includes 16,666 of 50,000 stock options granted on January 26, 2004 at an exercise price of $0.53, expiring on January 26, 2009.

 (4)         Mr. Weisbeck holds 20,000 stock options granted on June 17, 2004 at an exercise price of $0.52, expiring on June 17, 2009.

(5)          Mr. Finn holds 50,000 stock options granted on June 17, 2004 at an exercise price of $0.52, expiring on June 17, 2009.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2003.  There are no pension plan benefits in place for our executive officers.

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

Subsequent to our fiscal year ended December 31, 2003 we granted a total of 150,000 stock options to Chris Schultze and Michael Schoen.  The stock options are exercisable at a price of $0.53 per share until January 26, 2009.

Also subsequent to our fiscal year ended December 31, 2003, we granted a total of 70,000 stock options to David Finn and Daniel Weisbeck.  The stock options are exercisable at a price of $0.52 per share until June 17, 2009.

ITEM 7 Major Shareholders and Related Party Transactions

A.          Major Shareholders

There were 14,212,586 of our common shares issued and outstanding as of June 21, 2004. The following table sets forth, as of June 21, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
John R. Hislop(1)	1,529,600	10.83%

(1)          In addition, Mr. Hislop holds 1,486,100 warrants at a price of $0.30 expiring on March 29,2006.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of June 21, 2004, the registrar and transfer agent for our company reported that there were 14,212,586 common shares issued and outstanding.  Of those common shares issued and outstanding, 13,746,242 common shares were registered to Canadian residents (13 shareholders), 466,344 common shares were registered to residents of the United States (30 shareholders) and no common shares were registered to residents of other foreign countries.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.          Related Party Transactions

Pursuant to the terms of a Management Consulting Agreement with D. Sharpe Management Inc., dated June 1, 1999, we paid D. Sharpe Management Inc. the sum of $60,000 per year in consulting fees.  Donald A. Sharpe, is the sole director, officer and shareholder of D. Sharpe Management Inc.  Under the agreement, we paid D. Sharpe Management Inc. a monthly management fee of $5,000 and reimbursed expenses to a maximum of $600 per month.  This agreement was terminated with the resignation of Mr. Sharpe on October 21, 2003.

On April 22,2003, we closed a non-brokered private placement for aggregate proceeds of $1,000,000 and issued a total of 100 15% convertible debentures at a price of $10,000 per convertible debenture.  John Hislop, a director of our company at the time, purchased 43.25 convertible debentures, Chris Schultze, the President, CEO, Secretary and director of our company purchased 3 convertible debentures and Donald Sharpe, a former director of our company, purchased 11.63 convertible debentures.  During the first quarter of 2004, all of the 15% convertible debentures relating to the completed private placement announced April 22 were converted.

None of the following persons was indebted to Netco at any time during the last three fiscal years:

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

All Audited Statements are in Canadian dollars.

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2003, 2002, and 2001 (audited), reported on by Ellis Foster, Chartered Accountants:

Auditor's Report dated April 29, 2004, as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2003 and 2002

Consolidated Statements of Income and Deficit for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

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

B.          Significant Changes

None.

ITEM 9              The Offer and Listing

Price History

Full Financial Years

The annual high and low market prices for the five most recent full financial years (January 1, 1999 through December 31, 2003) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
December 31, 1999	$0.28	$0.02
December 31, 2000	$0.90	$0.19
December 31, 2001	$0.75	$0.23
December 31, 2002	$0.52	$0.25
December 31, 2003	$0.55	$0.25

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
December 31, 2003	$0.55	$0.34
September 30, 2003	$0.48	$0.265
June 30, 2003	$0.40	$0.28
March 31, 2003	$0.28	$0.25
December 31, 2002	$0.30	$0.25
September 30, 2002	$0.39	$0.26
June 30, 2002	$0.52	$0.35
March 31, 2002	$0.40	$0.28

Most Recent 6 Months

The high and low market prices for each of the most recent six months (December 1, 2003 through May 31, 2004) on the TSX Venture Exchange were as follows:

Month Ended	High	Low
December 31, 2003	$0.55	$0.375
January 31, 2004	$0.61	$0.45
February 29, 2004	$0.71	$0.55
March 31, 2004	$0.63	$0.55
April 30, 2004	$0.75	$0.54
May 31, 2004	$0.63	$0.51

C.          Markets

Our common shares trade on the TSX Venture Exchange.  Our symbol is "NEI" and our CUSIP number is 64108H-10-9.

ITEM 10                         Additional Information

B.          Memorandum and Articles of Association

Our Articles provide as follows:

(a)         A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with our company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Alberta Business Corporations Act, and the contract shall be submitted to our board of directors or our shareholders for approval.  A director shall not vote in respect of any contract or transaction with our company in which he is interested, and if he shall do so, his vote shall not be counted but he may be counted in the quorum present at the meeting at which such vote is taken.

(b)         Subject to the provisions of any ordinary resolution, the remuneration of the directors may from time to time be determined by the directors themselves.

(c)         The directors may, at their discretion and subject to any restrictions in our Articles or in the Alberta Business Corporations Act, authorize us to borrow any sum of money and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors of our company think fit.

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

Changes to Our Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to our common shares are contained in the Alberta Business Corporations Act.  The Alberta Business Corporations Act requires approval by a special resolution (ie. approved by at least two-thirds of the votes cast at a meeting of our shareholders or consented to in writing by each of the shareholders entitled to vote) of our company's shareholders in order to effect any of the following changes:

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

(g)         authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares or any series; and

(h)         revoke, diminish or enlarge any authority conferred under clauses [(h) and (i)] (of the Alberta Business Corporations Act).

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual general meetings must be held once every financial year, within 15 months of the previous annual general meeting.  Under the Alberta Business Corporations Act, we must give our shareholders written notice of an annual general meeting not less than 21 days and not more than 50 days before the annual general meeting is to be held.  The Alberta Business Corporations Act also requires that we publish, notice of the record date with respect to the annual general meeting in a newspaper published or distributed in the place where our registered office is located, and in each place in Canada that we have a transfer agent, not less than 7 days before the record date, which may be not less than 21 days and not more than 50 days prior to the annual general meeting.

Our directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting may also be requisitioned by one or more shareholders of our company so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting.  Within 21 days of receiving such requisition, our directors must call a meeting, failing which any shareholder who signed the requisition may call the meeting.

All shareholders entitled to attend and vote at an annual general meeting or an extraordinary general meeting will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters.  The state statutes also include general provisions relating to shareholder votings and meetings.  Apart from the timing of when an annual general meeting must be held and the percentage of shareholders required to call an annual general meeting or extraordinary general meeting, there are generally no material differences between Canadian and United States law respecting annual general meetings and extraordinary general meetings.

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

The Alberta Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company.  Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our Articles or Bylaws or in the Alberta Business Corporations Act governing the threshold above which shareholder ownership must be disclosed.  The Securities Act (Alberta) requires that we disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares.  Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed.  United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of our Company

There are no conditions imposed by our Articles which are more stringent than those required by the Alberta Business Corporations Act.

C.          Material Contracts

Pursuant to the terms of a Management Consulting Agreement with D. Sharpe Management Inc., dated June 1, 1999, we pay D. Sharpe Management Inc. the sum of $60,000 per year in consulting fees.  Donald A. Sharpe, is the sole director, officer and shareholder of D. Sharpe Management Inc.  Under the agreement, we pay Mr. Sharpe a monthly management fee of $5,000 and will reimburse expenses to a maximum of $600 per month.  This agreement was terminated with the resignation of Mr. Sharpe on October 21, 2003.

On August 2, 2001 we entered into a farm-out agreement with Moxie Exploration Ltd. pursuant to which we drilled a well in the Jumpbush area of Alberta.  We were to pay 75% of the drilling costs of the well to earn a 37.5% interest in the well and the farm-out lands.

Further to our initial agreement with Moxie Exploration, on September 21, 2001 we entered into a second farm-out agreement with Moxie Exploration.  Under this farm-out, we again paid for 75% of the cost to drill and complete a further well in the Jumpbush area of Alberta to thereby earn out 37.5% interest.

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

On January 15, 2003, we entered into a Participation Agreement with Moxie Exploration Ltd. whereby we can earn a 35% working interest in three test wells in the West Jumpbush area of Alberta and the farm-out lands by paying 70% of the costs to drill and complete the three wells.

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

ITEM 14            Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15            Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, within the 90 days prior to the filing date of this report, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer.  Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report.  There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

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

ITEM 16            Reserved

ITEM 16A         Audit Committee Financial Expert

              Our Board of Directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

              We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B         Code of Ethics

Code of Ethics

              Effective June 30, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president (being our principal executive officer) and our company's secretary, and the company’s chief financial officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions.  As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

              Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary and chief financial officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics.  Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary or chief financial officer.

              In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal , provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary.  If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary or financial officer, the incident must be reported to any member of our board of directors.  Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter.  It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

              Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 11.1 to this annual report.  We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request.  Requests can be sent to:  Netco Energy Inc., Suite 1100-609 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4W4.

ITEM 16C         Principal Accountant Fees and Services

Audit Fees

              Our board of directors appointed Ellis Foster as independent auditors to audit our financial statements for the fiscal year ended December 31, 2003.  The aggregate fees billed by Ellis Foster for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2003 were $11,900.

              The aggregate fees billed by Lancaster & David (our former auditors) for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2002 were $6,500.

Audit Related Fees

              For the fiscal year ended December 31, 2003, the aggregate fees billed for assurance and related services by Ellis Foster relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $NIL.

              For the fiscal year ended December 31, 2002, the aggregate fees billed for assurance and related services by Lancaster & David (our former auditors) relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $11,000.

Tax Fees

              For the fiscal year ended December 31, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by Ellis Foster were $1,100

              For the fiscal year ended December 31, 2002, the aggregate fees billed for tax compliance, tax advice and tax planning by Lancaster & David (our former auditors)were $6,000.

All Other Fees

              For the fiscal year ended December 31, 2003, the aggregate fees billed by Ellis Foster for other non-audit professional services, other than those services listed above, totalled $NIL.

              For the fiscal year ended December 31, 2002, the aggregate fees billed by Lancaster & David for other non-audit professional services, other than those services listed above, totalled $1,000.

              Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Ellis Foster is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

              The audit committee pre-approves all services provided by our independent auditors.  The pre-approval process has just been implemented in response to the new rules.  Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved.  However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

              The audit committee has considered the nature and amount of the fees billed by Ellis Foster, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Ellis Foster’s independence.

ITEM 16D.        Exemption from the Listing Standards for Audit Committees

              Not Applicable.

ITEM 16E         Purchases of Equity Securities the Company and Affiliated Purchasers

              Not Applicable.

#

PART III

ITEM 17            Financial Statements

Refer to Item 18 - Financial Statements

ITEM 18            Financial Statements

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2003, 2002, and 2001 (audited), reported on by Ellis Foster, Chartered Accountants:

Auditor's Report dated April 29, 2004 as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2003 and 2002

Consolidated Statements of Income and Deficit for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Financial Statements

#

NETCO ENERGY INC.

Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Index

Independent Auditors’ Reports

Consolidated Balance Sheets

Consolidated Statements of Income and Retained Earnings

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

NETCO ENERGY INC.

We have audited the consolidated balance sheet of Netco Energy Inc. (“the Company”) as at December 31, 2003 and the consolidated statements of income and retained earnings and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  The consolidated financial statements as at December 31, 2002 and for the years ended December 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 25, 2003.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles for the year ended December 31, 2003 are summarized in note 12.

Vancouver, Canada                                                                               “Ellis Foster”

April 29, 2004                                                                                  Chartered Accountants

EF  A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

                 - members in principal cities throughout the world

NETCO ENERGY INC.

Consolidated Balance Sheets
December 31, 2003 and 2002
(In Canadian Dollars)
		2003	2002

ASSETS

Current
Cash and cash equivalents		$23,194	$122,335
Accounts receivable		538,010	420,981
Prepaid expenses		191,525	200,105

		752,729	743,421

Equipment (note 4)		-	2,553

Petroleum and natural gas interests (note 5)		3,774,192	2,127,292

		$4,526,921	$2,873,266

LIABILITIES

Current
Accounts payable and accrued liabilities		$206,424	$120,715

Convertible debentures (note 6)		1,000,000	-

		1,206,424	120,715

SHAREHOLDERS' EQUITY

Share capital (note 7)		10,024,234	9,634,484

Contributed surplus		3,900	-

Deficit		(6,707,637)	(6,881,933)

		3,320,497	2,752,551

		$4,526,921	$2,873,266

The accompanying notes form an integral part of these financial statements.

Approved by the Directors:	Michael Schoen	Chris Schultze
	Michael Schoen	Chris Schultze

NETCO ENERGY INC.

Consolidated Statements of Income and Retained Earnings
Years Ended December 31, 2003, 2002, and 2001
(In Canadian Dollars)
	2003	2002	2001

Revenue
Petroleum and natural gas interests	$3,409,365	$1,281,645	$604,160

Royalties	862,286	208,154	(94,812)

	2,547,079	1,073,491	509,348

Direct operating expenses	2,007,298	473,732	89,209

Operating income	539,781	599,759	420,139

General and administrative expenses	368,388	201,245	266,808

Income before other items	171,393	398,514	153,331

Other items
Foreign exchange gain (loss)	(368)	28,833	18,556
Gain from disposition of petroleum and
natural gas interests (note 5(b))	-	443,079	-
Interest income	5,003	7,699	20,939
Writedown of equipment	(1,732)	-	-

Net income for the year	174,296	878,125	192,826

Deficit, beginning of year	(6,881,933)	(7,760,058)	(7,952,884)

Deficit, end of year	$(6,707,637)	$(6,881,933)	(7,760,058)

Earnings per share
- basic	$0.03	$0.14	$0.06
- diluted	$0.02	$0.13	$0.05

Weighted average number of
common shares outstanding:
- basic	6,717,206	6,462,000	3,466,000
- diluted	7,472,068	6,805,000	4,211,000

The accompanying notes form an integral part of these financial statements.

NETCO ENERGY INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001
(In Canadian Dollars)
	2003	2002	2001

Cash flows from (used in) operating activities
Net income for the year	$174,296	$878,125	$192,826
Adjustment for items not involving cash:
Depletion and amortization	1,526,893	311,000	37,181
Foreign exchange (gain) loss	-	(28,833)	(18,556)
Gain from disposition of petroleum and
natural gas interests	-	(443,079)	-
Stock-based compensation	3,900	-	-
Writedown of equipment	1,732	-	-

	1,706,821	717,213	211,451
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	(117,029)	(366,574)	123,721
Decrease (increase) in prepaid expenses
and deposits	8,580	(195,917)	5,392
Increase in accounts payable
and accrued liabilities	85,709	82,203	3,689

	1,684,081	236,925	344,253

Cash flows used in investing activities
Increase (decrease) in deposit received	-	(25,000)	25,000
Acquisition of petroleum and natural gas interests	(3,172,972)	(552,452)	(1,089,005)

	(3,172,972)	(577,452)	(1,064,005)

Cash flows from (used in) financing activities
Decrease (increase) in share subscriptions
received in advance	-	(185,250)	185,250
Issuance of common shares	389,750	385,250	312,000
Issuance of convertible debenture	1,000,000	-	-

	1,389,750	200,000	497,250

Decrease in cash and cash equivalents	(99,141)	(140,527)	(222,502)

Cash and cash equivalents, beginning of year	122,335	262,862	485,364

Cash and cash equivalents, end of year	$23,194	$122,335	$262,862

The accompanying notes form an integral part of these financial statements.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

1.         Continued Operations

The Company was incorporated under the laws of the Province of Alberta on May 21, 1993 under the name of Green River Holdings Inc.  On July 28, 2000, the Company changed its name to Netco Energy Inc.  The Company’s principal business activity is the exploration, development and production of petroleum and natural gas reserves located in Canada.

2.         Change in Accounting Policy

Effective January 1, 2003, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Handbook, Section 3870, Stock-based compensation and other stock-based payments. Under the new recommendation, the Company adopted the fair value for all direct awards of stocks and applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares, and the expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statements.

3.         Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)        Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary, Green River Petroleum USA Inc., incorporated in the State of Wyoming.  The subsidiary was inactive throughout the year and all inter-company transactions and balances have been eliminated on consolidation.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

3.           Significant Accounting Policies (continued)

(b)        Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(c)        Income Taxes

The Company has adopted the provision of CICA Handbook Section 3465, Income Taxes.  Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period.

Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(d)        Equipment

Equipment is recorded at cost.  The Company provides for amortization at the following annual rate:

                           Office equipment                        20% declining balance

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

3.           Significant Accounting Policies (continued)

(e)        Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs of exploration for and development of, petroleum and natural gas reserves are capitalized.  These costs include lease acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to the exploration.  The carrying value of petroleum and natural gas interests are not intended to report replacement or current market values.

Depletion of exploration and development costs is provided using the unit of production method based on estimated proven petroleum and natural gas reserves.

If the interests are sold or abandoned, the proceeds will be applied against capitalized costs unless such sale significantly impacts the rate of depletion.

Costs associated with unproven reserves are reviewed by management to determine whether or not they have become impaired.  If impairment occurs, the carrying value of the related interest will be reduced to reflect the estimated net realizable value.  The estimate will be based on the then current conditions and it is possible that changes could occur which would adversely affect management’s estimates resulting in further write downs of the carrying value of the interest.

(f)         Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.  The Company has no cash equivalents as at December 31, 2003 and 2002.

(g)        Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.  Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

3.           Significant Accounting Policies (continued)

(h)        Property Option Agreements

From time to time, the Company may acquire or dispose of an interest pursuant to the terms of an option agreement.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

(i)         Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to their fair value.

(j)         Foreign Currency Translations

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenues and expenses are translated at the average exchange rates prevailing during the year except for amorization, which is translated at historical exchange rates.  Gain and losses on translations are included as income for the year.

4.         Equipment

	2003		2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Office equipment	$ -	$ -	$ -	$ 2,553

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

5.         Petroleum and Natural Gas Interests

As at December 31, 2003, the Company’s petroleum and natural gas interests include the following acquisition costs and accumulated depletion:

	Cost	Accumulated Depletion	Total 2003	Total 2002
Petroleum and Natural Gas Interests:
Canadian Properties	$ 5,606,483	$ 1,832,291	$ 3,774,192	$ 2,127,292

(a)        Canadian Properties

(i)          On January 29, 2003, the Company entered into a Farmout agreement with Warrior Energy Inc. (“Warrior”) in which the Company  has the option to pay 100% of the costs to drill, test, cap, complete or abandon one well in the Greencourt area of Alberta in order to earn a 60% working interest in the well and one Section and a 20% working interest in an adjoining Section comprising the Farmin lands.

On December 12, 2003, the Farmout agreement was amended wherein the Company and Warrior agreed to waive the requirement to complete and test the well to earn a 60% interest in the well and one Section in favour of the Company earning a 50% earned working interest in the test well, one Section and a 20% working interest in an adjoining Section comprising the Farmin lands.

On February 19, 2003 the Company entered into a Participation agreement with Warrior in which the Company has the option to pay 40% of the recompletion costs in two wells in the Morningside area of Alberta, to earn a 40% BPO and 12% APO working interest in the wells and Participation lands.

On April 21, 2003, the Company entered into a Farmin agreement dated April 21, 2003 with Warrior in which the Company has the option to pay 20% of the costs to drill, test, cap, complete or abandon one well in the Niton area of Alberta in order to earn a 12% working interest in the well and Farmin lands.

Cumulative costs to date are $933,602.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

5.           Petroleum and Natural Gas Interests (continued)

(ii)         On May 1, 2003, the Company entered into a Participation Agreement with Makah Energy Corporation (“Makah”) in which the Company can participate in an undivided 50% interest in joint oil and gas exploration and development activities within an Area of Mutual interest in the Provost area of Alberta.

Cumulative costs to date are $207,260.

(iii)        On November 26, 2002, the Company entered into a Farmout and Participation Agreement with Mustang Resources Inc. (“Mustang”) in which the Company has the option to pay 60% of the costs to drill to casing point or abandon one well in the Sylvan Lake area of Alberta in order to earn a 30% working interest in the well and Farmout lands.

Cumulative costs to date are $767,443.

(iv)        On November 26, 2002, the Company entered into a Farmout Agreement with Zorin Exploration. (“Zorin”) in which the Company has the option to pay 55.5% of the costs to drill and complete two wells in the Granlea area of Alberta for the right to earn a 27.75% working interest in the wells and Farmout lands.

Cumulative costs to date are $159,055.

(v)         On October 18, 2001, the Company amended a Farmout Agreement, originally entered into on September 14, 2001 with Result Energy Inc. (“Result”) in which the Company agreed to 100% of the cost to re-enter a test well.

Cumulative costs to date are $680,971.

(vi)        On August 2, 2001 and on September 21, 2001, the Company entered into Farmout Agreements Moxie Exploration Ltd. (“Moxie”) in which the Company has the option to pay 75% of the cost to drill and complete four wells in the Jumpbush area of Alberta, to earn a 37.5% working interest.

On October 10, 2001, the Company entered into a Participation Agreement with Moxie in which the Company has the option to participate in an undivided 50% interest in a test well in the Eyremore area of Alberta.

On January 15, 2003, the Company entered into a Participation Agreement with Moxie in which the Company has the option to pay 70% of the cost to drill and complete three test wells in the West Jumpbush area of Alberta, to earn a 35% working interest in the wells and Farmout lands.

Cumulative costs to date are $2,858,152.

5.           Petroleum and Natural Gas Interests (continued)

(b)        US Properties

The Company entered into a formal agreement dated August 7, 2001 with Patriot Petroleum Corp. (“Patriot”) to dispose of all of its US oil and gas properties, located in Louisiana and Wyoming.  Patriot, a public company with common directors and officers, is listed on the Canadian Venture Exchange (“CDNX”) and was classified as a Capital Pool Company as defined by the policies of the CDNX.  The sale price was US $644,419, subject to adjustment for revenues received by the Company from May 1, 2001 until closing of the transaction in March 2003.  The company received a non-refundable deposit of $25,000.  This agreement was subject to certain conditions precedent including receipt of regulatory and non-interested director and shareholder approvals.

Ownership in petroleum and natural gas interests involve certain inherent risks due to the difficulties in determining the validity of certain interests as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many petroleum and natural gas interests.  The Company has investigated the ownership of its interests and, to the best of its knowledge, they are in good standing.

6.         Convertible Debentures

	2003	2002

Convertible debentures payable, bearing interest at the rate of 15% per annum, payable quarterly, in arrears	$1,000,000	$ -

(a)        On April 22, 2003, the Company completed a non-brokered private placement with certain investors by issuing 100 convertible debentures at $10,000 per issued debenture, bearing interest at the rate of 15% per annum for gross proceeds of $1,000,000.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

6.           Convertible Debentures (continued)

(b)        The debentures shall have a term of three years and any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units in the capital of the Company at a price of $0.30 if converted during the first two years of the debenture or at a price of $0.33 if converted during the third year of the debenture.

Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share if the debenture is converted after the date of issuance and on or before one year following the date of issuance of the debenture; $0.40 per share if the debenture is converted after the first anniversary of the issuance and on or before two years following the date of issuance; and $0.50 per share if the debenture is converted after the second anniversary of the issuance and on or before the due date of the debenture (note 11(a)).

(c)        As at December 31, 2003, the present value of the convertible debenture was $1,014,617 after applying a discount rate of 15% and accruing interest at 15%.  The Company has adopted the residual approach and has reported 100% of the debenture as a liability.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

7.         Share Capital

(a)        Authorized:        Unlimited number of common shares without par value

Unlimited number of preferred shares without par value.

(b)        Issued:

	Number of Shares	Amount

Common shares:
Balance at December 31, 2001	4,749,329	$ 9,249,234
Shares issued during the year for cash:
- by exercise of warrants	712,500	185,250
- by private placement	1,000,000	200,000

Balance at December 31, 2002	6,461,829	9,634,484
Shares issued during the year for cash:
- by private placement	-	-
- by exercise of stock options	187,500	44,750
- by exercise of warrants	1,500,000	345,000
Balance at December 31, 2003	8,149,329	$10,024,234

(c)        Warrants

As at December 31, 2003 the Company has outstanding share purchase warrants entitling the holders to acquire additional common shares, as follows:

Number of Shares	Exercise Price	Expiry

1,000,000	$0.23	January 18, 2004

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

7.           Share Capital   (continued)

(d)        Stock Options

As at December 31, 2003, the Company has outstanding directors’ and employees’ incentive stock options enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
93,500	$0.22	June 30, 2005
30,000	$0.27	February 20, 2008

During the year, the Company granted 30,000 stock options to employees and directors with an exercise price of $0.27 per share.  For the year ended December 31, 2003, the Company recorded stock-based compensation expense totalling $3,900.

 A summary of the stock option activity for the current year is as follows:

	Number	Weighted Average Exercise Price

Balance at December 31, 2001	331,000	$ 0.25
Granted	-	-
Exercised	-	-
Forfeited / Cancelled	-	-

Balance at December 31, 2002	331,000	0.25
Granted	30,000	0.27
Exercised	(187,500)	0.24
Forfeited / Cancelled	(50,000)	0.33

Balance at December 31, 2003	123,500	$ 0.23

The weighted average fair value of stock options granted during the year ended December 31, 2003 was $0.27 per share (2002 – nil; 2001 - $0.33) based on the Black-Scholes model.  Assumptions used were as follows:  risk-free interest rate of 4.5%, dividend yield 0%; volatility of 109% and expected lives of approximately five years.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

7.           Share Capital (continued)

(d)         Stock Options (continued)

The Company’s Board of Directors approved the adoption of a stock incentive plan (the “2002 Stock Option Plan”) dated June 27, 2002 in accordance with the policies of the TSX Venture Exchange.  The Board of Directors is authorized to grant options to directors, officers, consultants or employees.  The exercise price of options granted under the 2002 Stock Option Plan shall be as determined by the Board of Directors when such options are granted, subject to any limitations imposed by any relevant stock exchange or regulatory authority.  The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant.  Any options granted under the 2002 Stock Option Plan shall vest in the Optionee as follows:  33.33% six months from date of grant, 33.33% twelve months from date of grant and the remaining 33.33% eighteen months from the date of grant.

Range of Exercise Prices	Number Outstanding	Number Exercisable	Average Remaining Contractual Life (year)	Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Exercisable Option

$0.22 - $0.27	123,500	123,500	2.65	$0.23	$0.23

8.         Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

9.         Related Party Transactions

The aggregate amount of expenditures made to parties not at arm’s length to the Company include:

	2003	2002	2001

Management fees paid to a former director	$ 50,000	$ 60,000	$ 60,000

Administrative and consulting fees paid to directors	$ 29,000	$ -	$ -

The Company entered into a purchase agreement with Patriot Petroleum Corp. (“Patriot”) to sell the company’s interest in its oil and gas properties located in Wyoming and Louisiana.  Patriot has directors and officers in common with the Company.  Refer to Note 5.

Management is of the opinion that the terms and conditions entered into are consistent with standard business practice.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

10.         Income Taxes

The components of the Company’s future tax assets and liabilities are as follows:

	2003	2002

Future tax assets (liabilities):
Non-capital loss carryforwards	$ -	$ 2,000
Timing difference re: petroleum and natural gas interests	340,000	-

Total future tax assets	340,000	2,000

Valuation allowance	(340,000)	(2,000)

Net future tax assets	$ -	$ -

In assessing the reliability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.  A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

The Company’s unused Canadian exploration and development expenses, totalling approximately $4,460,000, are available to reduce Canadian taxable income earned in future years.  These unused expenses can be carried forward indefinitely.

A reconciliation of the statutory tax rate to the average effective rate for the Company is as follows:

	2003	2002	2001
	%	%	%

Statutory income tax rate	40	40	40
Resource deductions utilized	(40)	(40)	(40)
Average effective tax rate	-	-	-

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

11.         Subsequent Events

(a)        The convertible debenture holders exercised their options to convert the principal and accrued interest resulting in the issuance of 3,414,473 common shares and 3,414,473 share purchase warrants.  Each warrant entitles the holder to purchase a further common share at a price of $0.30 per share on or before March 16, 2006 (note 6).

(b)        A company under common control has acquired, through the exercise of share purchase warrants, ownership of one million common shares of the Company.  The warrants were exercised at a price of $0.23 per share for total proceeds of $230,000 [note 7(c)].

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)        Reconciliation of Consolidated Balance Sheet Items:

Reconciliation of Deficit Under U.S. GAAP

	2003	2002

Deficit, end of year, Canadian GAAP	$ (6,707,637)	$ (6,881,933)
Beneficial conversion expense [note 12(h)	(341,447)	-

Deficit, end of year, U.S. GAAP	$ (7,049,084)	$ (6,881,933)

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(b)        Reconciliation of Consolidated Income Items:

Reconciliation of Net Loss Under U.S. GAAP

	2003	2002	2001

Net income for the year per Canadian GAAP	$ 174,296	$ 878,125	$ 192,826
Beneficial conversion expense	(341,447)	-	-

Net income (loss) for the year per U.S. GAAP	$	$	$

(c)        Income (Loss) Per Share U.S. GAAP

	2003	2002	2001

Earnings (loss) per share
- basic	$ (0.03)	$ 0.14	$ 0.06
- diluted	(0.03)	0.13	0.05

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(d)        Supplemental Financial Information – Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings.  Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under U.S. GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual financial statement:

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital		Additional	Compre- hensive	Retained	Accumulated Other Compre- hensive Income (Loss)	Total Share- holders’ Equity
	Number of Shares	Amount	Paid In Capital	Income (Loss)	Earnings (Deficit)

Balance forward, December 31, 2000	3,199,329	$8,937,234	$ -		$(7,952,884)	$ -	$ 984,350

Issuance of shares (see Note 7)	1,550,000	312,000	-		-	-	312,000
Components of comprehensive income:
- net income (loss)	-	-	-	$ 174,,270	174,270	-	174,270
- foreign currency gain	-	-	-	18,556	-	18,556	18,556

				$ 192,,826

Balance, December 31, 2001	4,749,329	$ 9,249,234	$ -		$(7,778,614)	$ 18,556	$1,489,176

12.         Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP)  (continued)

(d)         Supplemental Financial Information – Comprehensive Income (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital		Additional	Compre- hensive	Retained	Accumulated Other Compre- hensive Income (Loss)	Total Share- holders’ Equity
	Number of Shares	Amount	Paid In Capital	Income (Loss)	Earnings (Deficit)

Balance forward, December 31, 2001	4,749,329	$9,249,234	$ -		$(7,778,614)	$18,556	$1,489,176

Issuance of shares (see Note 7)	1,712,500	385,250	-		-	-	385,250
Components of Comprehensive income:
- net income (loss)	-	-	-	$ 849,792	849,792	-	849,792
- foreign currency gain (loss)	-	-	-	28,333	-	28,333	28,333

				$ 878,125

Balance, December 31, 2002	6,461,829	9,634,484	-		(6,928,822)	46,889	2,752,551

Issuance of shares (see Note 7)	1,687,500	389,750	-	-	-	-	389,750
Stock based compensation	-	-	3,900	-	-	-	3,900
Components of comprehensive income:
- net income (loss)	-	-	-	$ 174,664	174,664	-	174,664
- foreign currency gain (loss)	-	-	-	(368)	-	(368)	(368)

				$ 174,296

Balance, December 31, 2003	8,149,329	$10,024,234	$3,900		$(6,754,158)	$46,521	$3,320,497

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(e)        Recent account pronouncements

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. We do not expect the implementation of SFAS No. 149 to have a material impact on these consolidated financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of SFAS No. 150 to have a material impact on these consolidated financial statements.

In December 2003, FASB issued SFAS 132(R), a revision to SFAS No. 132, Employers’ Disclosure About Pensions and Other Postretirement Benefits.  SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flow and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.  SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004.  The adoption of SFAS No. 132(R) did not impact these consolidated financial position or results of operations.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(e)         Recent account pronouncements (continued)

In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission (“SEC”) expressed the opinion that rate-lock commitments represent written put options, and therefore should be valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin No. 105 (“SAB No. 105”) which clarifies the SEC’s position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate  The adoption of SAB No. 105 will not have an impact on the Company’s consolidated financial statements

(f)         Petroleum and Natural Gas Interest

Under Canadian GAAP, reclamation costs, are not included in the costs subject to amortization.  Also, future net revenues are not discounted for the purpose of calculating any required ceiling test write-down.  However, they are reduced for estimated future general and administrative expenses and interest.  Ceiling test write-downs are included as additional depletion in the year of recognition.  Under U.S. GAAP, estimated dismantlement and abandonment costs, net of estimated salvage values are to be included in costs subject to amortization.  Management has determined that dismantlement costs are not material and therefore do not effect U.S. GAAP amortization.  The Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down.  Had there been a need for a Ceiling test write-down it would have been separately disclosed from depletion.  The Company’s last ceiling test was effective December 31, 2003.  It is management’s opinion that the carrying value of the petroleum and natural gas interests would not be materially different had these financial statements been reported in accordance with U.S. GAAP.

None of the capitalized costs relate to unproven properties.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(g)        Stock Options

The Company has granted stock options to certain directors and employees.  These options are granted for services provided to the Company.  For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 123 (:”FAS 123”) requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income.  The Company has elected under FAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25.  As stock options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized.  However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights, pursuant to stock options, under SFAS 123, was estimated using the Black-Scholes model with the following assumptions:  risk free interest rate was 5%, expected volatility of 70% to 80% an expected option life of two years to five years and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

	2002	2001

Net income (loss) for the year:
As reported, under Canadian and U.S. GAAP	$ 878,125	$ 192,826
Pro forma	878,125	184,876

Basic earnings (loss) per share
As reported, under Canadian and U.S. GAAP	$ 0.14	$ 0.16
Pro forma	0.14	0.05

Diluted earnings (loss) per share
As reported, under Canadian and U.S. GAAP	$ 0.13	$ 0.05
Pro forma	0.13	0.04

For the year 2003, there were no reportable differences between the reported amounts and the pro-forma fair value method.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(g)         Stock Options (continued)

In March 2000 the Financial Accounting Standards Board issued “Interpretation #44, Accounting For Certain Transactions Involving Stock Compensation” among other issues, this interpretation clarifies:

(i)          The definition of employee for purposes of applying opinion 25.

(ii)         The criteria for determining whether a plan qualifies as a non-compensatory plan.

(iii)        The accounting consequence of various modifications of the terms of a previously fixed stock option or award, and

(iv)        The accounting for an exchange of stock compensation awards in a business combination.

In relation to (iii) the interpretation states, “if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as a variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised, the exercise price of an option award has been reduced if the fair value of the consideration required to be remitted pursuant to the award’s original terms”.

(h)        Beneficial Conversion Expense

Under U.S. GAAP a beneficial conversion expense in respect of the convertible debenture in the amount of $0.10 per share would have been included in the operating activities in the 2003 year (note 6).

(i)        Foreign Exchange Adjustment

Under U.S. GAAP, foreign exchange gains and (losses) would be excluded from the operating activities in the Statement of Cash Flows and would be shown separately as “effect of exchange rate changes on monetary items”: (2003 - $(368); 2002 – $28,333; 2001 - $18,556).

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(j)        Statement of Cash Flow

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	2003	2002	2001
Interest	$ 125,049	$ -	$ -
Income taxes	$ -	$ -	$ -

(k)        Significant Accounting Policies

Under U.S. GAAP the Company’s accounting policy with respect to advertising and promotion expenses would be disclosed as follows:

The Company expenses advertising and promotion costs as incurred.

(l)        Additional Disclosure Required by U.S. GAAP

(i)          Concentrations of Credit Risk

At December 31, 2003, 2002 and 2001, the Company had approximately $nil, $nil and $173,812, respectively, in cash balances at financial institutions which were in excess of the insured limits.

(ii)         Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiary, Green River Petroleum USA Inc. is subject to U.S. corporation tax on profits.

(iii)        Beneficial Conversion

Subsequent to December 31, 2003, a number of warrant holders exercised their warrants at a price of $0.23 per share.  As a result, a beneficial conversion expense of $360,000 will be recorded in fiscal 2004 (Note 11(b).)

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(In Canadian Dollars)

12.         Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)

(l)          Additional Disclosure Required by U.S. GAAP

(iv)        Effective January 1, 2003, U.S. GAAP requires the Company’s adoption of SFAS No. 143, which recognizes that the fair value of a liability for an asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made.  The associate asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  Canadian GAAP was aligned with U.S. GAAP effective January 1, 2004.  The Company does not have material future site restoration and abandonment obligations.

(m)        Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements.  Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)          Administrative and Consulting fees of $29,000 (2002 - $nil; 2001 - $nil) were paid to a director.

(ii)         Management fees of $50,000 (2002 - $60,000; 2001 - $60,000) were paid to a former director.

(iii)        Gain from disposition of petroleum and natural gas interest of $nil (2002 - $443,079; 2001 - $nil) (note 5(ii)).

#

LANCASTER & DAVID CHARTERED ACCOUNTANTS	Incorporated Partners David E. Lancaster, CA Michael J. David, CA

AUDITORS’ REPORT

To the Shareholders of Netco Energy Inc.

We have audited the consolidated balance sheet of Netco Energy Inc. as at December 31, 2002 and the consolidated statements of income and deficit and cash flows for the years ended December 31, 2002 and 2001.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

/s/  Lancaster & David

 CHARTERED ACCOUNTANTS

Vancouver, BC

April 25, 2003

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6   Facsimile: 604.602.0867

New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2   Facsimile: 604. 524.9837

Telephone: 604.717.5526               Email:  admin@lancasteranddavid.ca

#

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

2.1         See Exhibits 1.1 and 1.2 above

(4)         Material Contracts

4.1         Amendment Agreement (Office Space and Support Services Agreement) with First Merit Group Ltd. and Armada Ventures Inc., dated February 1, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on June 29, 2001)

4.2         Letter Agreement, dated September 14, 2001 with Daybreak Energy Inc. (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.3         Amended Letter Agreement, dated October 18, 2001 with Daybreak Energy Inc. (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.4         Letter Agreement, dated August 2, 2001 with Moxie Exploration Ltd.  (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.5         Letter Agreement, dated September 21, 2001 with Moxie Exploration Ltd. (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.6         Letter Agreement, dated October 10, 2001 with Moxie Exploration Ltd. (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.7         Area of Mutual Interest Agreement, dated October 9, 2001 with Moxie Exploration Ltd. (incorporated by reference from our Form 20-F Annual Report, filed on June 28, 2002)

4.8         Floating Charge Demand Debenture, dated January 31, 2003, with National Bank of Canada (incorporated by reference from our Form 20-F Annual Report, filed on July 2, 2003)

4.9         Form of Convertible Debenture (incorporated by reference from our Form 20-F Annual Report, filed on July 2, 2003)

4.10**   Letter Agreement, dated January 15, 2003 with Moxie Exploration Ltd.

(5)         Subsidiaries

None

(11)       Code of Ethics

11.1**   Code of Ethics

(12)       302 Certification

12.1**   Section 302 Certification under Sarbanes-Oxley Act of 2002 for Chris Schultze

12.2**   Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dan Weisbeck

(13)       906 Certification

13.1**   Section 906 Certification under Sarbanes-Oxley Act of 2002

** Filed herewith.

#

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 15, 2004

Netco Energy Inc.

Per:
Chris Schultze, President
(Principal Executive Officer)

#

CERTIFICATIONS

I, Chris Schultze, certify that:

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

Date:   July 15, 2004

Signature:   /s/ Chris Schultze
Title:                  President
(Principal Executive Officer)

CERTIFICATIONS

I, Daniel Weisbeck, certify that:

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

Date:   July 15, 2004

Signature:   /s/ Daniel Weisbeck
Title:                     CFO
(Principal Financial Officer)

#

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Chris Schultze, President and Chief Executive Officer, and Dan Weisbeck, Chief Financial Officer, of Netco Energy Inc., each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)          the Annual Report on Form 20-F of Netco Energy Inc. for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Netco Energy Inc.

Dated: July 15, 2004

/s/ Chris Schultze
Chris Schultze
President and Chief Executive Officer
Netco Energy Inc.

/s/ Dan Weibeck
Dan Weibeck
Chief Financial Officer
Netco Energy Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Netco Energy Inc. and will be retained by Netco Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.