Form 20-F
period 2004-12-31
NETCO ENERGY INC
filed 2005-07-22
CIK 1115672

FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

There were 16,488,651 common shares, without par value, issued and outstanding as of June 28, 2005.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ X ] NO ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 ☐ ITEM 18 ☒

i

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

ii

ABBREVIATIONS

bbls - barrels

mbbls - thousand barrels

mmbbls - millions barrels

bopd - barrels of oil per day

boe - barrels of oil equivalent

boepd - barrels of oil equivalent per day

mcf - thousand cubic feet

mmcf - million cubic feet

bcf - billion cubic feet

mmcf/d - million cubic feet per day

mmbtu - million British Thermal Units

ngls - natural gas liquids

mstb – thousand stock tank barrels

mlt – thousand long tons

CONVERSION TABLE

To Convert From	To	Multiply By
Mcf Cubic metres Feet Metres Miles Kilometres Acres	Cubic metres ("m3") Cubic feet Metres Feet Kilometres Miles Hectares	28.174 35.494 0.305 3.281 1.609 0.621 0.405

PART I

FORWARD-LOOKING STATEMENTS

This Form 20-F Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

The selected financial data presented below for the five year period ended December 31, 2004 is derived from our consolidated financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2004	2003	2002	2001	2000
Gross Sales or Operating Revenue	2,787,153	3,409,365	1,281,645	604,160	592,072
Royalties	$695,086	$862,286	$208,154	$94,812	137,198
Administrative Expenses	603,417	368,388	201,245	266,808	250,267
Depletion and Asset Write-down	1,077,056	1,526,893	311,000	37,181	150,419
Income (Loss) From Operations	(950,456)	174,296	878,125	192,826	81,047
Net Income (Loss) from Continuing Operations	(950,456)	174,296	878,125	192,826	81,047
Net Income (Loss) for the year	(950,456)	174,296	878,125	192,826	81,047
Net Income (Loss) from Operations per Common Share	(0.07)	0.03	0.14	0.06	0.03
Income (Loss) from Continuing Operations per Common Share	(0.07)	0.03	0.14	0.06	0.03
Total Assets	6,489,078	4,526,921	2,873,267	1,737,938	1,009,379
Net Assets	5,166,410	3,320,497	2,752,551	1,489,176	984,350
Capital Stock	12,728,307	10,024,234	9,634,484	9,249,234	8,937,234
Number of Common Shares (adjusted to reflect changes in capital)	16,488,651	8,149,329	6,461,829	4,749,329	3,199,329
Diluted Net Income per Common Share	(0.06)	0.02	0.13	0.05	0.02
Long-Term Debt	$1,000,000	$1,000,000	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

UNITED STATES GAAP	2004	2003	2002	2001	2000
Gross Sales or Operating Revenue	2,787,153	3,409,365	1,281,645	604,160	592,072
Royalties	$695,086	$862,286	$208,154	$94,812	137,198
Administrative Expenses	603,417	368,388	201,245	266,808	250,667
Depletion and Asset Write-down	1,077,056	1,526,893	311,000	37,181	150,419
Income (Loss) From Operations	(1,310,456)	(167,151)	878,125	192,826	81,047
Net Income (Loss) from Continuing Operations	(1,310,456)	(167,151)	878,125	192,826	81,047
Net Income (Loss) for the year	(1,310,456)	(167,151)	878,125	192,826	81,047
Net Income (Loss) from Operations per Common Share	(0.07)	(0.03)	0.14	0.06	0.03
Income (Loss) from Continuing Operations per Common Share	(0.07)	(0.03)	0.14	0.06	0.03
Total Assets	6,489,078	4,526,921	2,873,267	1,873,472	1,144,913
Net Assets	5,166,410	3,320,497	2,752,551	1,624,710	1,119,884
Capital Stock	12,728,307	10,024,234	9,634,484	9,249,234	8,937,234
Number of Common Shares (adjusted to reflect changes in capital)	16,488,651	8,149,329	6,461,829	4,749,329	3,199,329
Diluted Net Income per Common Share	(0.09)	(0.03)	0.13	0.05	0.02
Long-Term Debt	$1,000,000	$1,000,000	Nil	Nil	Nil
Cash Dividends per Common Share	Nil	Nil	Nil	Nil	Nil

Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The following summarizes the significant adjustments or disclosures which would be required to present these consolidated financial statements in accordance with US generally accepted accounting principles.

Earnings (Loss) Per Share

Canadian generally accepted accounting principles require that basic earnings per share (EPS) be based solely on the common shares actually issued and outstanding, whereas US generally accepted accounting principles require the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options and share purchase warrants. In the current periods, inclusion of such common stock equivalents would have an anti-dilutive effect on primary EPS and have not, therefore, been included. Accordingly, there is no difference in the calculations of income and loss per share presented in the periods covered by these consolidated financial statements.

A reconciliation to United States generally accepted accounting principles is included in Note 10 to the Audited Financial Statements.

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 24, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.2329. For the past five fiscal years ended December 31 and for the period between December 31, 2004 and May 31, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2000	$1.4855
December 31, 2001	$1.5489
December 31, 2002	$1.5642
December 31, 2003	$1.4008
December 31, 2004	$1.3017

	Month ended	Low / High
	December 31, 2004	$1.1856 / $1.2401
	January 31, 2005	$1.1982 / $1.2422
	February 29, 2005	$1.2294 / $1.2562
	March 31, 2005	$1.2017 / $1.2463
	April 30, 2005	$1.2146 / $1.2568
	May 31, 2005	$1.2474 / $1.2703
We have not issued any dividends in the past five fiscal years.
D.	Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, however actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and could materially affect actual results in the future, and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements". Prospective investors should consider carefully the risk factors set out below.

We are a company with a limited operating history which makes it difficult to evaluate whether we will operate profitably.

We have a limited oil and gas operating history and therefore have a limited history of earnings. We started our oil and gas operations in August, 1997. In the past, we have incurred substantial net losses. For the year ended December 31, 2004, we had a cumulative deficit of $7,658,093. Our ability to generate significant revenues is uncertain. In order for us to make a profit, our revenues will need to increase significantly.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control.  For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments.  Additionally, due to worldwide economic uncertainty, the availability and cost of funds for exploration and production and other expenses have become increasingly difficult, if not impossible, to project.  These changes and events may materially affect our financial performance.

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

Because the process of estimated oil and gas prices is complex and such estimation are inherently imprecise, actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from our estimates, and such variances may be material.

Under applicable regulatory requirements, we are required to identify and disclose proved oil and gas reserves, estimated quantities of crude oil, natural gas and natural gas liquids. This geological and engineering data demonstrates with reasonable certainty the estimated quantities of crude oil, natural gas and natural gas liquids which will be recoverable in future years from known reservoirs under existing economic and operating conditions. However, the process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from our estimations from year to year. Any significant variance in the assumed values could materially affect the estimated quantities and present values of reserves. For example, a material drop in oil and gas prices, or a material increase in applicable taxes, will require management to reassess whether known reservoirs can continue to be reasonably judged as economically productive from one year to the next. In addition, our reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from our estimates, and such variances may be material.

If we do not acquire further oil and gas properties, our reserves will decline as reserves are produced.

In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields in other regions. Because we do not currently intend to acquire further oil and gas properties, our reserves will decline as reserves are produced.

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

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

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

The US Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Our directors and officers own a minor amount of stock and, if they act as a group, will not have a significant influence on all matters requiring shareholder approval which may delay or prevent a change in control.

As of June 28, 2005, directors and executive officers beneficially owned approximately 0.73% of our outstanding common shares. As a group, the directors and officers also have options to purchase 120,000 additional shares which if exercised would represent approximately 0.72% of our outstanding common shares. As a result, these shareholders, if they act as a group, will not have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Trading in our common shares on the TSX Venture Exchange is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our shares has been and may continue to be subject to wide fluctuations. Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for oil and gas exploration companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

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

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding common share purchase warrants exercisable into 3,589,624 common shares which, if exercised, would represent approximately 17.88% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Dilution may result in a decline in the market price of our shares.

US investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2004 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, US citizens should review the section entitled "Taxation-US Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the US shareholders will be subject to the following adverse tax consequences:

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

We do not expect to declare or pay any dividends.

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

As at the date of this annual report, we have one wholly-owned subsidiary, Green River Petroleum (USA) Inc. Green River Petroleum (USA) Inc., incorporated on October 13, 1997, under the laws of the State of Wyoming, was dissolved by the State of Wyoming during 2002. We reincorporated Green River Petroleum (USA) Inc. on November 22, 2004.

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

Pursuant to the Patriot Agreement, we sold all of our interests in oil and gas assets located in the States of Louisiana and Wyoming to Patriot, based upon their value as at May 1, 2001, in consideration for the total sale price of US$644,419. The sale closed on March 1, 2002. Pursuant to the terms of the Patriot Agreement, all income collected or accrued on the oil and gas assets from May 1, 2001 to March 1, 2002 was credited to Patriot. As a result of the income that accrued to Patriot, we entered into an amendment to the Patriot Agreement such that the total purchase price payable was reduced to US$494,734.04 to account for the accrued income.

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

On January 5, 2004 we entered into a farm-out agreement with Chirripo Resources Inc. (“Chirripo”), whereby Chirripo at its cost can earn an undivided 100% of our 50% working interest in the Greencourt test well and section by completing the test well and if successful bringing the test well on production. We will retain a 5% gross override on any production from the test well and upon payout of Chirripo’s completion and tie-in costs will convert our 5% gross override interest into a 20% working interest.

Subsequent to our year ended December 31, 2004, we entered into a farm-in agreement with Nation Energy Inc., whereby we have the right to earn 60% of Nation’s interest in two sections of land in the Boltan area of Alberta. Under the terms of the agreement, we will pay 100% of Nation’s costs relation to Nation’s 15% working interest in the drilling and development of exploratory well Boltan 14-10-59-2W6; a 3500 meter test well operated by Accrete Energy Inc. We will earn a 9% interest, after payout, in Boltan 14-10-59-2W6 and the well spacing unit and one additional section of land. Estimated gross drilling and casing costs are approximately $2,000,000 of which our share of costs would be approximately $300,000. Boltan 14-10-59-2W6 is an offset location to Accrete operated Boltan 9-9-059-2W6; a successful Gething gas well turned to sales mid-2004. The Bolton 14-10-59-2W6 well has been drilled and successfully completed. A gathering line has been laid. Due to facility constraints the operator recommends installing compression facilities, that if installed, would enable the well to flow to sales on an uninterrupted basis. Based on initial production tests the well is forecast to produce a gross raw gas rate of two million cubic feet per day. Netco’s shares of actual cots incurred through tie-in are approximately $875,000.

Revenues

For the year ended December 31, 2004 we received total revenues of $2,787,153 from our interests in our oil and gas properties located in Alberta, Canada.

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

As of the date of this annual report, we have one subsidiary, Green River Petroleum (USA) Ltd., incorporated under the laws of the State of Wyoming was dissolved during 2002 and reincorporated under the laws of the State of Wyoming on November 22, 2004.

D.	Property, Plants and Equipment

Our executive office is located at Suite 1100 - 609 West Hastings Street, Vancouver, British Columbia, Canada V6B 4W4. Management, administration, information services, accounting, rent, utilities and compliance services are provided by a private management company wholly owned by a former director of the Company. The services are provided on a month to month basis and there is no formal written agreement.

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

Boltan Property, West Central Alberta

We have the right to acquire a 60% of Nation’s interest in two sections of land in the Boltan area of Alberta.

Production History and Drilling Activity

Our oil and gas assets in Alberta, Canada began production during 2002.

As at the date of this annual report, the following 22 wells have been drilled on the properties located in Alberta, Canada in which we hold an interest:

Production History and Drilling Activity

Our oil and gas assets in Alberta, Canada began production during 2002.

As at the date of this annual report, the following 25 wells have been drilled on the properties located in Alberta, Canada in which we hold an interest:

Property	Well	Well Type	Status	Working Interest
Jumpbush	16-3-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-21-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-22-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	6-16-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	10-24-20-19W4	Natural Gas	Producing	35.625%
Jumpbush	5-17-20-19W4	Natural Gas	Producing	18.75%
Jumpbush	1-1-20-19W4	Oil	Producing	35.00%
Eyremore	16-8-19-18W4	Natural Gas	Producing	50.00%
Eyremore	3-8-19-18W4	Natural Gas	Producing	25.00%
Eyremore	8-8-19-18W4	Natural Gas	Producing	25.00%
Eyremore	14-8-19-18W4	Natural Gas	Producing	25.00%
Jumpbush	6-29-20-19W4	Natural Gas	Producing	37.50%
Jumpbush	8-28-20-19W4	Natural Gas	Shut In	37.50%
Jumpbush	12-29-19-20W4M	Natural Gas	Producing	37.50%
Majorville	15-25-19-20W4	Natural Gas	Abandoned	35.00%
Jumpbush	11-36-19-20W4M	Natural Gas	Producing	35.00%
Granlea	6-23-08-10W4M	Natural Gas	Dry Hole	27.75%

Granlea	16-14-08-10W4M	Natural Gas	Dry Hole	27.75%
Greencourt	4-20-60-9W5M	Natural Gas	Producing	0%
Morningside	8-13-42-1W5M	Natural Gas	Producing	24.00%
Morningside	14-12-42-1W5M	Natural Gas	Producing	24.00%
Wainwright	6-2-44-5W4M	Natural Gas	Producing	68.75%
Provost	8-29-38-7W4	Natural Gas	Producing	50.00%
Carrot Creek	8-27-53-12W5M	Natural Gas	Dry Hole	12.00%
Sylvan Lake	7-2-38-4W5	Natural Gas	Shut In	30.00%

Geology and Reserve Summaries

AJM Petroleum Consultants (“AJM”) independent geological and petroleum engineering consultants of Calgary, Alberta, have prepared a report utilizing escalating cost and price assumptions dated December 31, 2004, evaluating as at December 31, 2004 the crude oil and natural gas reserves attributable to the Assets (the “AJM Report”). All of the reserves identified in the AJM Report are located in Alberta, Canada. The AJM Report is summarized in the table below.

Total Reserves and Present Worth Values

Escalating Prices as of December 31, 2004

Proved and Probable Reserves - Unrisked

Total of All Areas

RESERVES
	Light & Medium Crude Oil		Heavy Crude Oil		Residue & Solution Sales Gas		Natural Gas Liquids		Sulphur

RESERVE	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
CLASSIFICATION	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MMcf)	(MMcf)	(Mstb)	(Mstb)	(Mlt)	(Mlt)

Proved
Developed Producing	18	15	0	0	683	525	1	1	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	0	0	0	0	167	127	0	0	0	0
	-------	------	----	------	-------	------	------	-------	-----	---------
Total Proved	18	15	0	0	850	653	1	1	0	0

Probable	11	9	0	0	659	500	1	1	0	0
	--------	------	-----	------	-------	------	-------	-------	-------	----------
Total Proved + Probable	28	24	0	0	1,508	1,152	2	2	0	0

NET PRESENT VALUES OF FUTURE NET REVENUE

	Before Income Taxes Discounted at (%/year) (3) (4)(5)					After Income Taxes Discounted at (%/year)

RESERVE	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
CLASSIFICATION	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Proved
Developed Producing	2,928	2,742	2,579	2,437	2,312	2,928	2,742	2,579	2,437	2,472
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	524	438	370	316	274	524	438	370	316	274
	-------	--------	---------	-------	-------	-------	-------	------	------	-------
Total Proved	3,452	3,180	2,949	2,753	2,586	3,452	3,180	2,949	2,753	2,586

Probable	2,279	1,813	1,487	1,249	1,071	2,279	1,813	1,487	1,249	1,071
	--------	--------	-------	-------	-------	-------	--------	-------	-------	--------
Total Proved + Probable	5,731	4,993	4,435	4,002	3,657	5,731	4,993	4,435	4,002	3,657

(1)	Before royalty deductions.
(2)	After royalty deductions.
(3)	No allowance was made for the degree of risk associated with any of the reserve categories.

(4)                    Includes allowance for Alberta(5)         Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

Royalty Tax Credit.

The values may not necessarily be fair market value of the reserves.

The AJM Report contains an evaluation prior to provision for income taxes, interest, and site restoration costs and general and administrative costs, after deduction of royalties and estimated future capital. It should not be assumed that the discounted net present value estimated by AJM represents the fair market value of the reserves. Where the present value is based on escalating or constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables contained in the report.

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

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with our consolidated financial statements and related notes included in this annual report in accordance with Item 8 - "Financial Information".

A.	Operating Results

Revenues

For the year ended December 31, 2004 we received revenues totalling $2,787,153 from our interest in our Alberta assets before deduction of royalties. For the year ended December 31, 2003 we received revenues of $3,409,365. For the year ended December 31, 2002 we received revenues of $1,281,645. The increase in revenues from 2002 to 2003 is due to the production from our oil and gas assets located in Alberta, Canada which went into production during 2002, and the decrease in revenues from 2003 to 2004 was due primarily to declines in production.

Expenses

During the year ended December 31, 2004, general and administrative expenses were $603,417 compared to $368,388 during the year ended December 31, 2003. The increase was primarily due to the increase in investor relations expenses (2004: $69,654; 2003: $Nil) and an increase in office and general expenses (2004: $157,591; 2003: $71,983) and an increase in stock-based compensation (2004: $92,296; 2003: $3,900) due to stock option grants.

During the year ended December 31, 2004, we paid $695,086 in royalties and $1,455,212 in direct operating expenses compared to $862,286 paid in royalties and $2,007,298 in direct operating expenses during the year ended December 31, 2003. The decrease in royalties and operating expenses from the 2003 to the 2004 fiscal year was as a result of decreased revenues from operations and drilling activities.

Other Income

Over the year ended December 31, 2004, we had interest income of $35,541 compared to interest income of $5,003 and a foreign exchange loss of $368 for the year ended December 31, 2003.

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

Income Taxes

We have exploration and development expenses of $4,500,000 to offset future taxable income as calculated under the Canadian income tax act.

Net Income or Loss

Our net loss for the year ended December 31, 2004 was $950,456, or $0.07 per share, compared to the year ended December 31, 2003 when the net income was $174,296 or $0.03 per share. The increase in our net loss was primarily due to our decrease in revenues and a write down of oil and natural gas interests of $1,019,435.

We do not believe that inflation will significantly affect our operations at this stage of our development.

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

ii) $0.40 per warrant share if the debenture is converted after the first anniversary of the issuance of the debenture and on or before two years following the date of issuance of the debenture; and

iii)$0.50 per warrant share if the debenture is converted after the second anniversary of the issuance of the debenture and on or before the due date of the debenture.

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

On July 8, 2004, we closed a private placement with certain investors of 15% Convertible Debentures for aggregate gross proceeds of up to $1,000,000; and 2,000,000 flow through units at a price of $0.44 per flow-through unit, for additional gross proceeds of $880,000.

The debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears. All or any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units in the capital stock of our company at a price of $0.55 if converted during the first two years of the debenture, or at a price of $0.61 if converted during the third year of the debenture. We will grant the debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each debenture unit consists of one common share in the capital stock of our company and one non-transferable share purchase warrant. Each debenture warrant entitles the holder to purchase on additional common share at a price of $0.55 per debenture warrant in the first two years of conversion and at a price of $0.61 in the third year of conversion. The debenture warrant shall expire on the earlier of: (a) the due date of the debenture or (b) two years from the issuance of the warrant upon conversion of the debenture.

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

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 10 to our consolidated financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- the requirement under US GAAP to record compensation expense when shares or share options are issued or granted to officers at prices below market value at the time of issuance or grant, whereas under Canadian GAAP, compensation expense is generally not recorded under these circumstances;

- the requirement under Canadian GAAP requires that basic earnings per share ("EPS") be based solely on the common shares actually issued and outstanding, whereas US GAAP requires the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options and share purchase warrants;

As at December 31, 2004 there were no material differences between the loss per share under Canadian generally accepted accounting principles and under United States generally accepted accounting principles. The reasons for the losses are as discussed above under "Results from Operations".

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
We do not have any contractual obligations for financial expenditures.
ITEM 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Netco Energy Inc.
Gordon Nielsen President, Chief Executive Officer, Secretary and Director Age: 44

Director, President, CEO since June 3, 2005

As President and CEO, Mr. Nielsen is responsible for the day to day operations of our company and as a director, he is responsible for the management and supervision of the affairs and business of our company.

Michael Schoen Director Age: 51	Director since October 22, 2003. As a director, Mr. Schoen is responsible for the management and supervision of the affairs and business of our company.
Daniel Weisbeck Chief Financial Officer Age: 64

CFO since May 11, 2004 and Secretary since June 3, 2005.

As the CFO, Mr Weisbeck is primarily responsible for internal accounting and record keeping, general administration and SEC reporting. As Secretary, Mr. Weisbeck is responsible for keeping all records, making all necessary filings, general administration and internal accounting for our company.

David Finn Director Age: 58	Director since June 17, 2004. As a director, Mr. Finn is responsible for the management and supervision of the affairs and business of our company.

Gordon Nielsen, President, CEO and Director

Mr. Nielsen devotes approximately twenty-five percent (25%) of his working time to the affairs of our company. Mr. Nielsen has also served or serves as: (a) Director of Gemini Energy Corp., a public resource company listed on the Toronto Stock Exchange since March 2005; (b) Investment Adviser and /or Registered Representative for Canaccord Capital Corp from February 1992 to February 2005.

Michael Schoen, Director

Mr. Schoen devotes approximately five percent (5%) of his working time to the affairs of our company. Mr. Schoen has also served or serves as: (a) Director of Gemini Energy Corp., a public resource company listed on the Toronto Stock Exchange since April 2002; (b) Director of Ultra Holdings Inc., a investment holding company listed on the TSX Venture Exchange from July 1999 to October 2001; (c) Director of Q Investments Ltd. (formerly Cubix Investments Ltd.), a public investments holding company listed on the TSX Venture Exchange from November 1996 to January 2001; (d) Director of Ultra Petroleum Corp., public resource company listed on the Toronto Stock Exchange from August 1999 to December 1999; (e) Lecture at the University of British Columbia since October 1992.

Daniel Weisbeck, CFO and Secretary

Mr. Weisbeck devotes approximately five percent (5%) of his working time to the affairs of our company. Mr. Weisbeck also served or serves as: (a) CFO of Gemini Energy Corp., a public resource company listed on the Toronto Stock Exchange since May 2002 and as Secretary of Gemini Energy Corp. since October 2003; (b) CFO of FM Resources Corp., a public resource company listed on the TSX Venture Exchange since May 2004 and as Secretary of FM Resources Corp. since June 2005; (c) Self-employed consultant since October 2001; (d) Partner at KPMG from June 1976 to September 2001 and Associate from September 1999 to September 2001.

David Finn, Director

Mr. Finn devotes approximately five percent (5%) of his working time to the affairs of our company. Mr. Finn has also served or served as: (a) Director of Pennant Energy Inc. (formerly Penteco Resources Limited, a public resources company listed on the TSX Venture Exchange since September 2003 and (b) Director of ADDA Resources Ltd., a public resource company listed on the Vancouver Stock Exchange (now called the TSX Venture Exchange) from March 1998 to April 2000.

There are no family relationships between any of our officers and/or directors.
B.	Compensation

None of our directors or executive officers was paid or earned compensation for performing their respective duties during the fiscal year ended December 31, 2004.

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended December 31, 2004. We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.

Our Incentive Stock Option Plan, as amended by the 2002 Stock Option Plan, effective as of June 17, 2004, provides for the granting of an aggregate of 1,412,631 stock options to officers, directors, employees, consultants and other key personnel of our company. We intend to utilize the stock options available under our 2002 Stock Option Plan, as amended, to encourage the interest of those persons to whom stock options are granted in the growth and development of our company by providing them with an opportunity to acquire an increased proprietary interest in our company.

During our fiscal year ended December 31, 2004 we granted a total of 50,000 stock options to Michael Schoen. The stock options are exercisable at a price of $0.53 per share until January 26, 2009.

Also during our fiscal year ended December 31, 2004, we granted a total of 70,000 stock options to David Finn and Daniel Weisbeck. The stock options are exercisable at a price of $0.52 per share until June 17, 2009.

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

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board or a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board. Our board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments for the fiscal year ended December 31, 2004.

C.	Board Practices

The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders. The last annual meeting was held on June 3, 2005, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Alberta Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

The members of our company's audit committee include Gordon Nielsen, Michael Schoen and David Finn. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.
D.	Employees

As of December 31, 2004, we did not have any employees, and as of June 30, 2005, we did not have any employees. Our operations are managed by Gordon Nielsen.

E.	Share Ownership

There were 16,488,651 common shares issued and outstanding as of June 28, 2005. Of the shares issued and outstanding and the stock options granted, our directors and officers owned the following common shares as of June 28, 2005:

Name Office Held	Number of Common Shares Beneficially Owned as of June 28, 2005	Percentage (1)
Gordon Nielsen President, CEO and Director	Nil	*%
Michael Schoen Director	50,000 (2)	*%
Daniel Weisbeck CFO	13,332 (3)	*%
David Finn Director	33,330 (4)	*%
* Less than 1%

(1)             Based on 16,488,651 common shares issued and outstanding as at June 28, 2005, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of June 28, 2005.

(2)             Includes 50,000 stock options granted on January 26, 2004 at an exercise price of $0.53, expiring on January 26, 2009.

(3)             Includes 13,332 of 20,000 stock options granted on June 17, 2004 at an exercise price of $0.52, expiring on June 17, 2009.

(4)             Includes 33,330 of 50,000 stock options granted on June 17, 2004 at an exercise price of $0.52, expiring on June 17, 2009.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by shareholders who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2004. There are no pension plan benefits in place for our executive officers.

Our Incentive Stock Option Plan, as amended by the 2002 Stock Option Plan, effective as of June 17, 2004, provides for the granting of an aggregate of 1,4,12,631 stock options to officers, directors, employees, consultants and other key personnel of our company. We intend to utilize the stock options available under our 2002 Stock Option Plan, as amended, to encourage the interest of those persons to whom stock options are granted in the growth and development of our company by providing them with an opportunity to acquire an increased proprietary interest in our company.

During our fiscal year ended December 31, 2004 we granted a total of 50,000 stock options to Michael Schoen. The stock options are exercisable at a price of $0.53 per share until January 26, 2009.

Also during our fiscal year ended December 31, 2004, we granted a total of 70,000 stock options to David Finn and Daniel Weisbeck. The stock options are exercisable at a price of $0.52 per share until June 17, 2009.

ITEM 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

There were 16,488,651 of our common shares issued and outstanding as of June 28, 2005. The following table sets forth, as of June 28, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
John R. Hislop(1)	2,529,600	15.34%

(1)                    In addition, Mr. Hislop holds 1,486,100 warrants at a price of $0.30 expiring on March 29, 2006, 1,000,000 warrants at a price of $0.55 expiring on July 7, 2009 and a 15% convertible debenture in the principal amount of

$500,000 convertible into units of the capital of the Company at a price of $0.55 in the first two years and at a price of $0.61 in the third year. Each unit consists of one common share and one debenture warrant. Each debenture warrant is exercisable for two years at a price of $0.55 per share and at a price of $0.61 per share in the third year from the date of issuance of the debenture.

The voting rights of our major shareholders do not differ from the voting rights of non-major shareholders.

As of June 28, 2005, the registrar and transfer agent for our company reported that there were 16,488,651 common shares issued and outstanding. Of those common shares issued and outstanding, 16,022,307 common shares were registered to Canadian residents (13 shareholders), 466,344 common shares were registered to residents of the United States (29 shareholders) and no common shares were registered to residents of other foreign countries.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

If Mr. Hislop were to exercise all his warrants and his 15% convertible debenture and debenture warrants he would then own 6,833,886 common shares of Netco representing 37.87% of the issued and outstanding shares assuming that no further common shares of the Company has been issued,.which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

On April 22, 2003, we closed a non-brokered private placement for aggregate proceeds of $1,000,000 and issued a total of 100 15% convertible debentures at a price of $10,000 per convertible debenture. Chris Schultze, the President, CEO, Secretary and director of our company at the time, purchased 3 convertible debentures and Donald Sharpe, a former director of our company, purchased 11.63 convertible debentures. During the first quarter of 2004, all of the 15% convertible debentures relating to the completed private placement announced April 22, 2004 were converted.

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

All Audited Statements are in Canadian dollars.

Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the years ended December 31, 2004, 2003, and 2002 (audited), reported on by Ellis Foster, Chartered Accountants:

Auditor's Report dated April 27, 2005, as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2004 and 2003

Consolidated Statements of Operations and Retained Earnings for the years ended December 31, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003

Notes to Consolidated Financial Statements

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

Price History

Full Financial Years

The annual high and low market prices for the five most recent full financial years (January 1, 2000 through December 31, 2004) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
December 31, 2000	$0.90	$0.19
December 31, 2001	$0.75	$0.23
December 31, 2002	$0.52	$0.25
December 31, 2003	$0.55	$0.25
December 31, 2004	$0.75	$0.42

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
December 31, 2004	$0.58	$0.42
September 30, 2004	$0.65	$0.45
June 30, 2004	$0.75	$0.46
March 31, 2004	$0.71	$0.45
December 31, 2003	$0.55	$0.34
September 30, 2003	$0.48	$0.265
June 30, 2003	$0.40	$0.28
March 31, 2003	$0.28	$0.25

Most Recent 6 Months

The high and low market prices for each of the most recent six months (December 1, 2004 through May 31, 2005) on the TSX Venture Exchange were as follows:

	Month Ended	High	Low
	December 31, 2004	$0.44	$0.44
	January 31, 2005	$0.53	$0.43
	February 28, 2005	$0.58	$0.45
	March 31, 2005	$0.65	$0.47
	April 30, 2005	$0.52	$0.41
	May 31, 2005	$0.45	$0.38
C.	Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is "NEI" and our CUSIP number is 64108H-10-9.

ITEM 10	Additional Information
B.	Memorandum and Articles of Association
Our Articles provide as follows:

(a)A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with our company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Alberta Business Corporations Act, and the contract shall be submitted to our board of directors or our shareholders for approval. A director shall not vote in respect of any contract or transaction with our company in which he is interested, and if he shall do so, his vote shall not be counted but he may be counted in the quorum present at the meeting at which such vote is taken.

(b)Subject to the provisions of any ordinary resolution, the remuneration of the directors may from time to time be determined by the directors themselves.

(c)The directors may, at their discretion and subject to any restrictions in our Articles or in the Alberta Business Corporations Act, authorize us to borrow any sum of money and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors of our company think fit.

(d)There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

(e)A director is not required to hold a share in the capital of our company as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between Canadian and United States law.

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

(b)change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

(c)change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same of a different number of shares of other classes or series;

(d)divide a class of shares, whether issued or unissued, into series, and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series;

(e)cancel a class or series of shares where there are no issued or outstanding shares of that class or series;

(f) authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series;

(g)authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares or any series; and

(h)revoke, diminish or enlarge any authority conferred under clauses [(h) and (i)] (of the Alberta Business Corporations Act).

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

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

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

On January 27, 2005, we entered into a farm-in agreement with Nation Energy Inc. to earn 60% of Nation’s interest in two sections of land in the Boltan area of Alberta.

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

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the Registration Statement and the currently publicly announced Administrative and Assessing Policies of the Canada Revenue Agency (the "CRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

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

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. Accordingly, we would be required to withhold any such tax from the dividend and remit the tax directly to CRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)	the holder is a US LLC which is not subject to tax in the US

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the US and is exempt from income tax under the laws of the United States.

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

(a)the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)	the holder is a US LLC which is not subject to tax in the US

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

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a US Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

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

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain US Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-US Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

US Holders

As used herein, a "US Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

US Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the US Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a US Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A US Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A US Holder who is treated as a domestic US corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "US Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling US Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (US)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceeding the loss year and forward to each of the five years succeeding the loss year.

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

Other Considerations for US Holders

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, US Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to US federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such US Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of US persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each US Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a US Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing US Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Holder, in each case, for the US Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing US Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Holder is an individual, such an interest charge would be not deductible.

The procedure a US Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the US Holder's holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the US Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the US Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a US Holder has not made a QEF Election at any time (a "Non-electing US Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing US Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the US Holder (other than years prior to our first taxable year during such US Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing US Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing US Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing US Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing US Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a US Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the US Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. US Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, US Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a US Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a US Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a US Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the US owner. Similar basis adjustments are made to the basis of the property through which the US persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The US or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a US person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of US persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of US persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a US Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the US Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by US Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% US Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "US property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% US Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% US Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the US Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the US Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a US Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, US Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to US Holders that did not make a Pedigreed QEF Election unless the US Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

H.	Documents on Display

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark Wilson LLP, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, during normal business hours.

I.	Subsidiary Information

As at the date of this annual report, we have one wholly-owned subsidiary, Green River Petroleum (USA) Inc. Green River Petroleum (USA) Inc., incorporated on October 13, 1997, under the laws of the State of Wyoming, was dissolved by the State of Wyoming during 2002. We reincorporated Green River Petroleum (USA) Inc. on November 22, 2004, under the laws of the State of Wyoming.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk
Not applicable.
ITEM 12	Description of Securities Other Than Equity Securities

On July 7, 2005, the Company issued a three year 15% convertible debenture for the aggregate gross proceeds of $1,000,000. The debentures have a term of three years and carry interest at 15% per annum, payable quarterly, in arrears. All and any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units (the “debenture units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the debenture, or at a price of $0.61 if converted during the third year of the debenture. The Company will grant the debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each debenture unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “debenture warrant”). Each debenture warrant is exercisable for two years at a price of $0.55 per share and at a price of $0.61 per share in the third year from the date of issuance of the debenture.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies
Not applicable.
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by the annual report, being December 31, 2004, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our president and secretary as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16	Reserved
ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have only generated modest revenues to date.

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

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary or financial officer, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 11.1 to our annual report on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Netco Energy Inc., Suite 1100-609 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4W4.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Ellis Foster as independent auditors to audit our financial statements for the fiscal year ended December 31, 2004. The aggregate fees billed by Ellis Foster for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2004 were accrued at $16,000 and for the fiscal year ended 2003 were $11,900.

Audit Related Fees

For the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed for assurance and related services by Ellis Foster relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil and $Nil.

Tax Fees

For the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by Ellis Foster were $2,090 and $1,100

All Other Fees

For the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed by Ellis Foster for other non-audit professional services, other than those services listed above, totalled $6,250 and $Nil.

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
Financial Statements Filed as Part of the Annual Report:

Financial Statements of Netco Energy Inc. for the Years Ended December 31, 2004 and 2003 (audited), reported on by Ellis Foster, Chartered Accountants:

Auditor's Report dated April 27, 2005 as to disclosure changes for generally accepted accounting principles in the United States

Consolidated Balance Sheets as at December 31, 2004 and 2003

Consolidated Statements of Operations and Retained Earnings for the years ended December 31, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003

Notes to Consolidated Financial Statements

NETCO ENERGY INC.

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income and Retained Earnings

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MOORE STEPHENS

ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada	V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NETCO ENERGY INC.

We have audited the consolidated balance sheets of Netco Energy Inc. (“the Company”) as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as at December 31, 2002 and for the year ended December 31, 2002 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 25, 2003.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles for the years ended December 31, 2004, 2003 and 2002 are summarized in note 10.

Vancouver, Canada
April 27, 2005 except as to note 10	“MOORE STEPHENS ELLIS FOSTER LTD.”
which is as of July 14, 2005	Chartered Accountants

MS	An independently owned and operated member of Moore Stephens North America Inc., Members in principal cities throughout North America
Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

NETCO ENERGY INC.

Consolidated Balance Sheets
December 31, 2004 and 2003
(In Canadian Dollars)
		2004	2003

ASSETS

Current
Cash and cash equivalents		$3,489,284	$23,194
Accounts receivable		236,241	538,010
Prepaid expenses		65,851	191,525

		3,791,376	752,729

Petroleum and natural gas interests (note 3)		2,697,702	3,774,192

		$6,489,078	$4,526,921

LIABILITIES

Current
Accounts payable and accrued liabilities		$322,668	$206,424

Convertible debentures (note 4)		1,000,000	1,000,000

		1,322,668	1,206,424

SHAREHOLDERS' EQUITY

Share capital (note 5)		12,728,307	10,024,234

Contributed surplus		96,196	3,900

Deficit		(7,658,093)	(6,707,637)

		5,166,410	3,320,497

		$6,489,078	$4,526,921

The accompanying notes form an integral part of these financial statements.

Approved by the Directors:	“David Finn”	“Gordon Nielsen”
	David Finn	Gordon Nielsen

NETCO ENERGY INC.

Consolidated Statements of Income and Retained Earnings
Years Ended December 31, 2004, 2003 and 2002
(In Canadian Dollars)
	2004	2003	2002

Revenue
Petroleum and natural gas interests	$2,787,153	$3,409,365	$1,281,645

Royalties	695,086	862,286	208,154

	2,092,067	2,547,079	1,073,491

Direct operating expenses	1,455,212	2,007,298	473,732

Operating income	636,855	539,781	599,759

General and administrative expenses	603,417	368,388	201,245

Income before other items	33,438	171,393	398,514

Other items
Foreign exchange gain (loss)	-	(368)	28,833
Gain from disposition of petroleum and
natural gas interests (note 5(b))		-	443,079
Interest income	35,541	5,003	7,699
Writedown of equipment	-	(1,732)	-
Writedown of petroleum and natural gas
interests	(1,019,435)	-	-

Net income for the year	(950,456)	174,296	878,125

Deficit, beginning of year	(6,707,637)	(6,881,933)	(7,760,058)

Deficit, end of year	$(7,658,093)	$(6,707,637)	$(6,881,933)

Earnings per share
- basic	$(0.07)	$0.03	$0.14
- diluted	$(0.06)	$0.02	$0.13

Weighted average number of
common shares outstanding:
- basic	14,369,706	6,717,206	6,462,000
- diluted	15,965,974	7,472,068	6,805,000

The accompanying notes form an integral part of these financial statements.

NETCO ENERGY INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(In Canadian Dollars)
	2004	2003	2002

Cash flows from (used in) operating activities
Net income (loss) for the year	$(950,456)	$174,296	$878,125
Adjustment for items not involving cash:
Accrued interest on debenture	24,292	-	-
Depletion and amortization	1,077,056	1,526,893	311,000
Foreign exchange (gain) loss	-	-	(28,833)
Gain from disposition of petroleum and
natural gas interests	-	-	(443,079)
Stock-based compensation	92,296	3,900	-
Writedown of equipment	-	1,732	-
Writedown of petroleum and natural gas interests	1,019,435	-	-
	1,262,623	1,706,821	717,213
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	301,769	(117,029)	(366,574)
Decrease (increase) in prepaid expenses
and deposits	125,674	8,580	(195,917)
Increase in accounts payable
and accrued liabilities	116,244	85,709	82,203
	1,806,310	1,684,081	236,925

Cash flows used in investing activities
Decrease in deposit received	-	-	(25,000)
Acquisition of petroleum and natural gas interests	(1,020,000)	(3,172,972)	(552,452)
	(1,020,000)	(3,172,972)	(577,452)

Cash flows from (used in) financing activities
Increase in share subscriptions
received in advance	-	-	(185,250)
Issuance of common shares	1,679,780	389,750	385,250
Issuance of convertible debenture	1,000,000	1,000,000	-
	2,679,780	1,389,750	200,000

Increase (decrease) in cash
cash equivalents	3,466,090	(99,141)	(140,527)
Cash and cash equivalents, beginning of year	23,194	122,335	262,862
Cash and cash equivalents, end of year	$3,489,284	$23,194	$122,335
Supplemental Information:
Interest paid in cash	$73,151	$125,049	$-
Income taxes paid in cash	$-	$-	$-
Shares issued for conversion of debentures
and accrued interest	$1,024,293	$-	$-

The accompanying notes form an integral part of these financial statements.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.	Significant Accounting Policies (continued)
	(d)	Petroleum and Natural Gas Interests

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

(e)	Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. The Company has no cash equivalents as at December 31, 2004 and 2003.

(f)	Earnings Per Share

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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.	Significant Accounting Policies (continued)
	(g)	Property Option Agreements

From time to time, the Company may acquire or dispose of an interest pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(h)	Stock-based Compensation

The Company adopted Section 3870, Stock-Based Compensation and Other Stock-Based Payments using the fair value method for all direct awards of stocks and applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

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

(j)	Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2004, the Company does not have any asset retirement obligations.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.	Significant Accounting Policies (continued)
	(k)	Foreign Currency Translations

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

3.	Petroleum and Natural Gas Interests

As at December 31, 2004, the Company’s petroleum and natural gas interests include the following acquisition costs and accumulated depletion:

	Cost	Accumulated Depletion	Total 2004	Total 2003
Petroleum and Natural Gas Interests:
Canadian Properties	$ 5,607,049	$ 2,909,347	$ 2,697,702	$ 3,774,192

(l)	Canadian Properties
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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

3.	Petroleum and Natural Gas Interests (continued)
	(a)	Canadian Properties (continued)
		(i)	(continued)

On April 21, 2003, the Company entered into a Farmin agreement dated April 21, 2003 with Warrior in which the Company has the option to pay 20% of the costs to drill, test, cap, complete or abandon one well in the Niton area of Alberta in order to earn a 12% working interest in the well and Farmin lands.

On January 5, 2004, the Company entered into a Farmout Agreement with Chirripo Resources Inc. (“Chirripo”) in which Chirripo has the right to earn 100% of Netco’s interest in the Greencourt 04-20-60-09W5M well and well spacing unit subject to a 5% overriding royalty in favour of the Company, convertible to a 20% working interest in favour of the Company after payout. To earn the interest Chirripo must pay for all well completion and development costs through production.

Cumulative costs to date are $1,001,569 (2003 - $933,602).

(ii)

On May 1, 2003, the Company entered into a Participation Agreement with Makah Energy Corporation (“Makah”) in which the Company can participate in an undivided 50% interest in joint oil and gas exploration and development activities within an Area of Mutual interest in the Provost area of Alberta.

Cumulative costs to date are $nil (2003 - $207,260).

(iii)

On November 26, 2002, the Company entered into a Farmout and Participation Agreement with Mustang Resources Inc. (“Mustang”) in which the Company has the option to pay 60% of the costs to drill to casing point or abandon one well in the Sylvan Lake area of Alberta in order to earn a 30% working interest in the well and Farmout lands.

Cumulative costs to date are $575,367 (2003 - $767,443).

(iv)

On November 26, 2002, the Company entered into a Farmout Agreement with Zorin Exploration. (“Zorin”) in which the Company has the option to pay 55.5% of the costs to drill and complete two wells in the Granlea area of Alberta for the right to earn a 27.75% working interest in the wells and Farmout lands.

Cumulative costs to date are $159,055 (2003 - $159,055).

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

3.	Petroleum and Natural Gas Interests (continued)
	(a)	Canadian Properties (continued)
(v)

On October 18, 2001, the Company amended a Farmout Agreement, originally entered into on September 14, 2001 with Result Energy Inc. (“Result”) in which the Company agreed to 100% of the cost to re-enter a test well.

Cumulative costs to date are $685,286 (2003 - $680,971).

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

Cumulative costs to date are $3,185,772 (2003 - $2,858,152).

(m)	US Properties

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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

4. Convertible Debentures

	2004	2003

Convertible debentures payable, bearing interest at the rate of 15% per annum, payable quarterly, in arrears	$1,000,000	$1,000,000

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

Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share if the debenture is converted after the date of issuance and on or before one year following the date of issuance of the debenture; $0.40 per share if the debenture is converted after the first anniversary of the issuance and on or before two years following the date of issuance; and $0.50 per share if the debenture is converted after the second anniversary of the issuance and on or before the due date of the debenture.

As at December 31, 2003, the present value of the convertible debenture was $1,014,617 after applying a discount rate of 15% and accruing interest at 15%. The Company adopted the residual approach and reported 100% of the debenture as a liability.

The convertible debenture holders exercised their options to convert the principal and accrued interest resulting in the issuance of 3,414,473 common shares and 3,414,473 share purchase warrants. Each warrant entitles the holder to purchase a further common share at a price of $0.30 per share on or before March 16, 2006.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.	Convertible Debentures (continued)
(b)

On July 7, 2004, the Company completed a non-brokered private placement with certain investors of 15% Convertible Debentures for aggregate gross proceeds of up to $1,000,000. The Debentures shall have a term of three years and carry interest at 15% per annum, payable quarterly, in arrears. All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units in the capital of the Company at a price of $0.55 if converted during the first two years of the debenture, or at a price of $0.61 if converted during the third year of the debenture. The Company will grant the debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral. Each debenture unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.55 per warrant. The warrants shall expire on the earlier of: (a) the due date of the debenture or (b) two years from the issuance of the warrants upon conversion of the debenture.

	(n)

On July 7, 2004, the Company completed a private placement of 2,000,000 flow through units at a price of $0.44 per flow-through unit, for additional gross proceeds of $880,000. Each flow-through unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each flow-through warrant entitles the holder to purchase one additional common flow-through share at a price of $0.55 per flow-through warrant. The flow-through warrants shall expire five years from the issuance of the flow-through units.

5.	Share Capital
	(a) Authorized:	Unlimited number of common shares without par value
		Unlimited number of preferred shares without par value.
	(b) Issued:
		2004		2003
		Number of Shares	Amount	Number of Shares	Amount

	Common shares:
	Balance, beginning of year	8,149,329	$10,024,234	6,461,829	$ 9,634,484
	Shares issued for cash:
	- private placement	2,000,000	880,000	-	-
	- conversion of debentures	3,414,473	1,024,293	-	-
	- exercise of stock options	100,000	22,325	187,500	44,750
	- exercise of warrants	2,824,849	777,455	1,500,000	345,000
	Balance, end of year	16,488,651	$12,728,307	8,149,329	$10,024,234

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.	Share Capital (continued)
	(c)	Warrants

As at December 31, 2004 the Company has outstanding share purchase warrants entitling the holders to acquire additional common shares, as follows:

	Number of Shares	Exercise Price	Expiry

	1,486,100	$0.30	March 16, 2006
	103,524	$0.30	March 29, 2006
	2,000,000	$0.55	July 7, 2009

	3,589,624

(d)	Stock Options

As at December 31, 2004, the Company has outstanding directors’ and employees’ incentive stock options enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
23,500	$0.27	February 20, 2008
210,000	$0.53	January 26, 2009
100,000	$0.60	March 2, 2009
70,000	$0.52	June 17, 2009
403,500

During the year, the Company granted 390,000 (2003 - 30,000) stock options to employees and directors with an exercise price of $0.52 to $0.60 per share

(2003 - $0.27). For the year ended December 31, 2004, the Company recorded stock-based compensation expense totalling $92,296 (2003 - $3,900).

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.	Share Capital (continued)
(d) Stock Options (continued)

A summary of the stock option activity for the current year is as follows:

	Number	Weighted Average Exercise Price

Balance at December 31, 2002	$ 331,000	$ 0.25
Granted	30,000	0.27
Exercised	(187,500)	0.24
Forfeited / Cancelled	(50,000)	0.33

Balance at December 31, 2003	123,500	0.23
Granted	390,000	0.55
Exercised	(100,000)	0.23
Forefeited/Cancelled	(10,000)	0.55

Balance at December 31, 2004	$ 403,500	$ 0.53

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $0.55 per share (2003 - $0.27) (2002 – nil) based on the Black-Scholes model. Assumptions used were as follows: risk-free interest rate of 4.5%, dividend yield 0%; volatility of 109% and expected lives of approximately five years.

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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.	Share Capital (continued)
	(d)	Stock Options (continued)
		Range of Exercise Prices	Number Outstanding	Number Exercisable	Average Remaining Contractual Life (year)	Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Exercisable Option

		$0.27 - $0.60	403,500	403,500	3.10	$0.53	$0.53

6.	Financial Instruments

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

7.	Related Party Transactions

The aggregate amount of expenditures made to parties not at arm’s length to the Company include:

	2004	2003	2002

Management fees paid to a former director	$-	$50,000	$60,000
Administrative and consulting fees paid to directors	$-	$29,000	$-
Consulting fees paid to a director of the Company	$12,618	$-	$-
Administrative and consulting fees paid to a company owned by a former director	$108,000	$29,000	$-
Interest paid on convertible debentures held by shareholders of the Company	$73,150	$-	$-

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

7.	Related Party Transactions (continued)

The Company entered into a purchase agreement with Patriot Petroleum Corp. (“Patriot”) to sell the company’s interest in its oil and gas properties located in Wyoming and Louisiana. Patriot has directors and officers in common with the Company. Refer to Note 3.

The convertible debentures (note 4) issued are held by certain shareholders of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

8.	Income Taxes

The components of the Company’s future tax assets and liabilities are as follows:

	2004	2003	2002

Future tax assets (liabilities):
Non-capital loss carryforwards	$-	$-	$2,000
Timing difference re: petroleum and natural gas interests	720,000	340,000	-

Total future tax assets	720,000	340,000	2,000

Valuation allowance	(720,000)	(340,000)	(2,000)

Net future tax assets	$-	$-	$-

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

The Company’s unused Canadian exploration and development expenses, totalling approximately $4,500,000, are available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

8.	Income Taxes (continued)

A reconciliation of the statutory tax rate to the average effective rate for the Company is as follows:

		2004	2003	2002
		%	%	%

	Statutory income tax rate	36	40	40
	Resource deductions utilized	(36)	(40)	(40)
	Average effective tax rate	-	-	-

9.	Subsequent Events

On January 27, 2005, the Company announced it had entered into a farm-in agreement with Nation Energy Inc. (“Nation”) to earn 60% of Nation’s interest in two sections of land in the Bolton area of Alberta. Under the terms of the agreement, the Company will pay 100% of Nation’s costs relating to Nation’s 15% working interest in the drilling and development of an exploratory well. The Company will earn 9% interest, after payout.

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet Items:

Reconciliation of Deficit Under U.S. GAAP

	2004	2003	2002

Deficit, end of year, Canadian GAAP	$(7,658,093)	$(6,707,637)	$(6,881,933)
Beneficial conversion expense [note 10(h)]	(701,447)	(341,447)	-

Deficit, end of year, U.S. GAAP	$(8,359,540)	$(7,049,084)	$(6,881,933)

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(b)	Reconciliation of Consolidated Income Items:
	i)	Reconciliation of Net Loss Under U.S. GAAP
			2004	2003	2002

		Net income (loss) for the year per Canadian GAAP	$(950,456)	$174,296	$878,125
		Beneficial conversion expense	(360,000)	(341,447)	-

		Net income (loss) for the year per U.S. GAAP	$(1,310,456)	$(167,151)	$878,125

ii)	Income (Loss) Per Share U.S. GAAP
		2004	2003	2002

	Earnings (loss) per share
	- basic	$(0.09)	$(0.03)	$0.14
	- diluted	(0.08)	(0.03)	0.13

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(c)	Supplemental Financial Information – Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Consolidated Statement of Changes in Shareholders’ Equity

	Share Capital		Additional	Compre- hensive	Retained	Accumulated Other Compre- hensive	Total Share-
	Number of Shares	Amount	Paid In Capital	Income (Loss)	Earnings (Deficit)	Income (Loss)	holders’ Equity

Balance, December 31, 2001	4,749,329	$ 9,249,234	$ -		$(7,760,058)	$ -	$1,489,176

Issuance of shares (see Note 5)	1,712,500	385,250	-		-	-	385,250
Components of Comprehensive income:
- net income (loss)	-	-	-	$ 878,125	878,125	-	878,125

				$ 878,125

Balance, December 31, 2002	6,461,829	9,634,484	-		(6,881,933)	-	2,752,551

Issuance of shares (see Note 5)	1,687,500	389,750	-	-	-	-	389,750
Stock based compensation	-	-	3,900	-	-	-	3,900
Components of comprehensive income:
- net income (loss)	-	-	-	$ 174,296	174,296	-	174,296

				$ 174,296

Balance, December 31, 2003	8,149,329	$10,024,234	$ 3,900		$(6,707,637)	$ -	$3,320,497

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(c)	Supplemental Financial Information – Comprehensive Income (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

	Share Capital		Additional	Compre- hensive	Retained	Accumulated Other Compre- Hensive	Total Share-
	Number of Shares	Amount	Paid In Capital	Income (Loss)	Earnings (Deficit)	Income (Loss)	holders’ Equity

Balance forward, December 31, 2003	8,149,329	$ 10,024,234	$ 3,900		$(6,707,637)	$ -	$3,320,497

Issuance of shares (see Note 5)	8,339,322	2,704,073					2,704,073
Stock based compensation	-	-	92,296		-	-	92,296
Components of comprehensive income:
- net loss	-	-	-	$ (950,456)	(950,456)	-	(950,456)
- foreign currency gain (loss)	-	-	-

				$ (950,456)

Balance, December 31, 2004	16,488,651	$ 12,728,307	$ 96,196		$(7,658,093)	$ -	$5,166,410

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(d)	Recent account pronouncements

Two Class Method under SFAS No. 128, Earnings per Share, which addressed a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. It requires that undistributed earnings for the period be allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all the earnings for the period had been distributed in calculating earnings per share. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 15, 2004. It requires that prior period earnings per share amounts be restated to ensure comparability year over year. The adoption of EITF Issue No. 03-06 did not have an impact on the Company’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R). SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” SFAS 123R is effective for interim reporting period that begins after December 15, 2005. The adoption of SFAS 123R will not have any impact on its financial position, results of operations, or cash flows.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(d)	Recent account pronouncements (continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and provided an exception to the basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, applied prospectively. The adoption of SFAS No. 153 will not have any impact on the Company’s financial statements.

(e)	Petroleum and Natural Gas Interest

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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(f)	Stock Options

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

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for fiscal 2002 would have been as follows:

2002

Net income (loss) for the year:
As reported, under Canadian and U.S. GAAP	$ 878,125
Pro forma	878,125

Basic earnings (loss) per share
As reported, under Canadian and U.S. GAAP	$ 0.14
Pro forma	0.14

Diluted earnings (loss) per share
As reported, under Canadian and U.S. GAAP	$ 0.13
Pro forma	0.13

For the years 2004 and 2003, there were no reportable differences between the reported amounts and the pro-forma fair value method.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(f)	Stock Options (continued)

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

(g)	Beneficial Conversion Expense

Under U.S. GAAP a beneficial conversion expense in respect of the convertible debentures in the amount of $0.10 per share would have been included in the operating activities in the 2004 year (note 4).

(h)	Significant Accounting Policies

Under U.S. GAAP the Company’s accounting policy with respect to advertising and promotion expenses would be disclosed as follows:

The Company expenses advertising and promotion costs as incurred.

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(i)	Additional Disclosure Required by U.S. GAAP
		(i)	Concentrations of Credit Risk

At December 31, 2004, 2003 and 2002, the Company had approximately $3,309,284, $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits.

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

NETCO ENERGY INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(In Canadian Dollars)

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and U.S. GAAP) (continued)
	(j)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)	Administrative and consulting fees of $108,000 (2003 - $29,000;

2002 - $nil) were paid to a director.

(ii)	Consulting fees of $12,618 (2003 - $nil; 2002 - $nil) were paid to a director.
(iii)	Management fees of $nil (2003 - $50,000; 2002 - $60,000) were paid to a former director.
(iv)	Gain from disposition of petroleum and natural gas interest of $nil

(2003 - $nil; 2002 - $443,079).

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

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

1.6        Certificate of Amendment (Articles), dated July 6, 1999 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

1.7        Certificate of Amendment (Articles), dated July 28, 2000 (incorporated by reference from our Form 20-F Registration Statement, effective February 26, 2001)

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

4.9        Form of Convertible Debenture (incorporated by reference from our Form 20-F Annual Report, filed on July 2, 2003)

4.10      Letter Agreement, dated January 15, 2003 with Moxie Exploration Ltd. (incorporated by reference from our Form 20-F Annual Report filed on July 15, 2004)

4.11**	Farm-in agreement dated January 1, 2005 with Nation Energy Corp.
(5)	Subsidiaries

Green River Petroleum (USA) Ltd.

(11)	Code of Ethics

11.1      Code of Ethics (incorporated by reference from our Form 20-F Annual Report filed on July 15, 2004)

(12)	302 Certification
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Gordon Nielsen
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Dan Weisbeck
(13)	906 Certification
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002

** Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 15, 2004

Netco Energy Inc.

Per: /s/ Gordon Nielsen

Gordon Nielsen, President

(Chief Executive Officer)